Celebrating 20 Years of a

VISION TO THE FUTURE


1984

FINANCIAL HIGHLIGHTS


51.8% CAGR
$118.5
$188.7
$273.0
2002
2003
2004

(in millions)

	2002	2003	2004
Revenue	$118.5	$188.7	$273.0
Revenue Growth Rate	28.0%	59.2%	44.7%
Operating Income [1]	$13.7	$20.4	$28.8
Operating Income Growth Rate	56.1%	48.6%	41.3%
EBITDA [2]	$14.2	$21.6	$32.0
EBITDA Growth Rate	40.2%	51.5%	48.6%
Diluted Earning per Share [3]	$0.62	$0.95	$1.15


44.9% CAGR
$13.7
$20.4
$28.8
2002
2003
2004

(in millions)

	2002	2003	2004
Cash	$22.0	$15.1	$31.0
Working capital	$36.9	$32.5	$71.0
Total assets	$71.5	$102.3	$193.8
Long-term debt	-	-	-
Stockholders' equity	$49.8	$65.2	$147.2

[1] 2002 Operating Income shown above is before deducting $5.2 million in non-cash, stock compensation expense. Reducing the $13.7 million of operating income above by the $5.2 million, yields our reported operating profit of $8.5 million.

[2] EBITDA as defined represents net income before income taxes, net interest (income) expense, depreciation, and amortization. Reference the Form 10-K financial statements for the components of EBITDA. 2002 EBITDA shown above is before deducting $5.2 million in non-cash, stock compensation expense. Reducing the EBITDA of $14.2 million above by the $5.2 million, yields EBITDA of $9.0 million.

[3] 2002 Diluted Earnings per Share shown above is based on adjusted 2002 net income. 2002 adjusted net income excludes the $5.2 million non-cash stock compensation expense, a $2.6 million deferred income tax benefit, and assumes a 40% effective tax rate for all of 2002. See the Form 10-K for a reconciliation of 2002 adjusted and reported net income. Reported diluted EPS for 2002 was $0.67.


50.0% CAGR
$14.2
$21.6
$32.0
2002
2003
2004

(in millions)

CAGR = Compound Annual Growth Rate

ABOUT THE COVER:

The setting is 1984 when, contemplating the establishment of his company, MTC's founder turned "futurologist" is visualizing images of weapon systems under development that two decades later would become reality. Although we pause in 2004 to celebrate our contributions to the realization of these defense systems, we will continue to unveil – MTC's "Vision to the Future."

Celebrating 20 Years of a

VISION TO THE FUTURE

Defining the future five or 10 years ahead, let alone 20, is nearly impossible for most people. Technologies and social currents tend to converge and diverge in ways that are unpredictable. Yet, science and technology have always had futurologists – those who, using current conditions and trends as a point of departure together with their innate prescience, can visualize the realities of the future.


VISION TO THE FUTURE
MTC Modern Technologies

A manifestation of Raj Soin's vision was revealed on the cover of his company's first brochure in 1984.

"FORECASTING THE MTC VISION"

One such visionary who wears the "futurologist" label – is MTC's founder and current chairman, Raj Soin. Looking back 20 years to when he originally established his company as Modern Technologies Corp. (MTC), he possessed, along with sound business instincts, a clear vision of what he wanted his company to be in the future.

Selecting Dayton, Ohio as the home for his entrepreneurial endeavors, he foresaw the establishment of a multifaceted, high technology and engineering services company – one that might use nearby Wright-Patterson Air Force Base as the ideal location to test his concept for a business that would support our nation's military.

His business instinct was to hire seasoned professionals, many with former military experience, empower them to make decisions, and give them the freedom to be imaginative and innovative in pursuing business growth on behalf of the company. Above all, he desired a familial culture that stressed teamwork, ethics, mutual respect, and trust. Thus, with this image in his mind, Raj Soin launched his business dream. Immediately, he initiated a company vision statement; a company newsletter, *The Observer*, to foster open communications; and a program of Excellence in Service (EIS) that would outline the precepts of quality throughout all of the company's future processes and business interfaces.

"EXHIBITING THE MTC VISION"

During the 20 years since the company's inception, MTC technologists and executives have been combining our founder's visionary concepts with their own imaginations to provide our clientele with real-world solutions for today's defense establishment needs. Although aware of the changing world and quick to adapt to transformational challenges, we have not wavered from the core values upon which our company was founded. We continue to nurture our futurologist's original business concepts and culture. Our vision statement remains unchanged and our EIS program continues to guide us on our collective quest for excellence in all we undertake.

Since that time our founder first gazed into the unknown future, we have witnessed the evolution of what were once blueprints of the imagination – and seen them transformed into the reality of today's modern weapon systems. Further, many among our staff of highly seasoned professionals have been instrumental in helping our nation's defense leaders develop, acquire, and sustain these systems.

As we celebrate the first 20 years of the MTC vision, we look back with pride on a list of remarkable accomplishments. What's more, we look forward with excitement to the unveiling of the vision for the next two decades. Our dedicated team continues to help the company flourish by winning new contracts to further organic growth, and identifying viable acquisition candidates to both enhance growth and provide end-to-end technological solutions. These professionals, through creative imagination and innovation, will continue to provide a wide range of sophisticated engineering, technical, and management services; intelligence operations; and information technology applications to our national defense establishments well into the future.

STOCKHOLDER LETTER



The year 2004 marked the 20th Anniversary of MTC's founding. Your company was founded with a set of guiding principles and a clear vision for where it was going. Our vision to the future continues to evolve with the changing nature of the dynamic defense industry we serve.

The preceding page describes how our vision came into being. Our letter to you and the pages that follow will address not only 2004 results, but provide insight to operations within our core areas of focus: Air Forces, Land Forces, National Security, and Information Systems. A timeline traces the chronological highlights of MTC's history over the past two decades. More importantly, we provide insight to our ongoing "Vision to the Future."

A RECORD 2004

By any measure, the 20th year of our ambition to become a premier provider of national defense solutions was eventful, successful, and profitable. We would like to share some 2004 highlights with you.

Financial Strength. For the year 2004, our financial results proved to be the most successful in our history. We had another year of record results with revenue reaching $273.0 million, an increase of 44.7% from 2003. Our 17% organic revenue growth in 2004 continued our long record of double digit revenue growth. Our net income rose to $17.7 million, representing a 41.4% increase from 2003. Diluted earnings per share increased from $0.95 in 2003 to $1.15 in 2004, a 21% increase, which was particularly strong considering the issuance of 2.25 million shares in February 2004 in our follow-on stock offering. Earnings Before Interest, Taxes, Depreciation and Ammortization or "EBITDA" was $32.0 million, or 11.7% of revenue, and increased 48.6% from 2003.

We also took advantage of the favorable conditions in the capital markets to provide the company with significant growth capability, both through our follow-on stock offering in February 2004, and by increasing our revolving credit facility to $85 million. In February 2005, we made our first draws on our line of credit and we anticipate, on average, a debt to total capital ratio of approximately 35% over the long-term.

Organic Growth. Our company began with an initial task order at Wright-Patterson Air Force Base. Two decades later, our presence there has grown to over 280 people. They are part of a wide-ranging workforce of some 2,500 employees serving a diverse national defense and security customer base spanning our country and stretching to distant corners of the globe. Our engineering and technical services have been expanded not only to other Air Force locations and components of the Air National Guard and Air Force Reserves, but also to the Army, Navy, and Marines, as well as Special Operations Forces, and federal intelligence and security agencies.

MTC has a history of strong organic growth with a 14% Compound Annual Growth Rate (CAGR) from its inception through 2001. Since 2001, organic growth has picked up to a CAGR of about 30%. This reflects the company's strategy of augmenting its traditional business base of technical advisory and assistance services, by becoming a provider of integrated systems engineering solutions.

We anticipate that our continued emphasis on delivering the world's best defense solutions should enable us to maintain our position as an industry leader in organic revenue growth.

What began as MTC's primary focus – providing innovative solutions in systems engineering, information technology, intelligence, and program management services to a group of stove-piped weapon system program and intelligence offices – has evolved into a wide spectrum of integrated solutions for capability-based defense needs in a joint environment under the Secretary of Defense's transformation initiatives. Examples of MTC's involvement with such activities as network-centric solutions; special operations; full life cycle combat support; information technology enterprise solutions; intelligence, surveillance, and reconnaissance activities; and other solutions can be found within this MTC Annual Report under the operational group descriptions.

Acquisition Contributions. Department of Defense (DoD) and national security services make up over 96% of our business base. As a result, we have focused our business strategy on strengthening each of our four operational groups through the acquisition of complementary companies. Complementary, in the sense that candidate companies mirror MTC's culture and can blend seamlessly with it; provide a strategic operational fit by strengthening existing business or providing access to new customers and new capabilities; or expand MTC's geographical footprint.

The contributions to our 2004 operational successes by our strategic acquisitions are paramount. Prior year acquisitions have been fully integrated into MTC's operations and have brought enhanced capabilities to our Air Forces, National Security, Information Systems, and Land Forces groups. The latter now has a significant cradle-to-grave presence within the Army and Marine Corps land forces' market, in which, heretofore, MTC had only a small presence.

Command Technologies, Inc. (CTI) located in Warrenton, Virginia, was added to our family of companies at mid-year, 2004. Adding CTI to our National Security Group was another major step in expanding our role to support the intelligence and national security communities. CTI brought 350 employees with over half qualified to work on the nation's most highly sensitive projects. Examples, which include Measurement and Signature Intelligence (MASINT) engineering assistance, Nuclear Treaty Monitoring applications, and Knowledge Management systems, can be found in the following pages.

As of this writing, two other companies joined us at the beginning of 2005 – OnBoard Software, Inc. (OBS), based in San Antonio, Texas and Manufacturing Technologies, Inc. (MTI), based in Fort Walton Beach, Florida. These acquisitions bolstered the strategic direction of MTC's Air Forces Group while providing new capabilities for our other groups as well. MTI's 450 employees possess the credentials to support highly sensitive programs, and add obsolescence management to MTC's specialized support for integration, modification, and sustainment technologies to modernize aging aircraft systems for all Armed Services. The acquisition of OBS, like that of MTI, was another step in MTC's strategy to enhance the Air Forces Group's growing share of the weapon system modernization market. OnBoard's cadre of experienced software engineers brings attractive new hardware and software systems technology in avionics, diagnostics/prognostics, and secure wireless communications.

Leadership. Another benefit of our acquisition program is the opportunity to obtain additional senior management talent to complement our policy of promoting from within to help manage our aggressive growth plans. In 2004, we went outside of these resources to hire Mr. Billy J. Bingham (Brigadier General, USAF, Retired) to be the Senior Vice President in charge of our National Security Group. While this group enjoyed good organic growth in the past, we were growing from a small base. We look forward to Mr. Bingham creating an expanded footprint for this group.

Recognition. MTC's ongoing vision for our customers remains embodied in our operating philosophy of "Excellence in Service." Formed with emphasis on quality in all that we do, our EIS program has always been a part of our history – and our vision to the future. Our strict adherence to the precepts of EIS paved the way for our initial entry into the ISO quality systems model, subsequent ISO 9001:2000 Certification at the corporate level and selected operational sites, and our new thrust for CMMI Level 3 Certification at several operational sites. Our concentrated efforts to maintain quality business processes have resulted in the extension of our ISO 9001:2000 Certification for another three years.

Our employees' commitment to delivering highest quality services and products led to even wider recognition by the business community in 2004. While the *Dayton Business Journal* ranked us locally as the #1 Dayton-Area Business, other recognition came from national publications. *BusinessWeek* named us the 11th fastest growing small company in the U.S.; *Forbes* ranked us 23rd of the 200 best businesses in America; and *Washington Technologies* ranked us 2nd in revenue growth among the "Top 100" IT Federal Prime Contractors.

THE BUSINESS LANDSCAPE

While the company's original vision of providing services to our nation's military and defense intelligence agencies has come true, we must now keep sight of and keep pace with our customers' present day realities and the changing face of operations to meet the nation's future defense needs. The Global War on Terrorism and the DoD's ongoing effort to transform the military constitute unique challenges for our nation's leaders. At the same time, these challenges create unique opportunities for companies in the government IT and technical services business.

Compounding the challenges facing a nation at war is an aging federal workforce. This continues to fuel demand by the federal government for outsourced services, while creating opportunities for companies positioned to satisfy those outsourcing needs. Looking ahead, there are many areas where industry can play an increasingly vital role in providing integrated solutions for our nation's warfighters. The military's foremost priority is the protection of our warfighters with improved body armor and combat vehicle protection. With the nature of warfighting changing, the face of battle has evolved into urban warfare against a phantom enemy. Thus, "future force warrior" technologies and new "train as you fight" initiatives are required to meet the threat. The war has also generated a renewed interest in combat search and rescue procedures, and new technology to recover our fallen airmen and soldiers, as well as a significantly expanded role for Special Operations Forces.

The lessons learned from Operation Enduring Freedom and Operation Iraqi Freedom have emphasized the increasing need for real-time Intelligence, Surveillance, and Reconnaissance (ISR) technology in combat theaters around the globe. Closely associated are the requirements for network-centric systems that tie communication satellites to unmanned aerial vehicles (UAVs), command and control (C^2) ground stations, and combat strike aircraft and artillery systems. The demand for joint-force sharing of information technology and combat operations is another lesson learned. Among other outcomes of the Global War on Terrorism and DoD Transformation are requirements to modernize our aging weapon systems with new technology modifications and to manage obsolescence issues for spares and repairs to keep the systems operationally ready. Additional requirements address reconstitution of warfighting vehicles and resetting units for future combat.

The above is a partial list of the areas we believe will be beneficiaries of continued, and perhaps increased, government spending to outsource its needs. The list also reveals many activities for which MTC is postured to compete for and win contracts.

The heritage and culture of MTC are well documented and recognized for the emphasis on linking imagination and innovation, excellence in service, customer focus, open communications, and enrichment of our workforce – attributes that spring forth from our company's vision statement, unchanged since our founding:

Our vision is to become recognized for Centers of Excellence, to be the customer's firm of choice for providing the highest quality technical services and products, and to achieve continuous improvement through the professional growth and active involvement of our people.

These ideals have served as beacons for conducting business over the past 20 years. They will continue to guide us into the future.

A Vision for Our Continued Growth. There are many positive factors that we anticipate will sustain MTC's momentum in the federal IT sector. We believe we have aligned our business focus with the future funding priorities of the DoD and our national intelligence agencies, while preparing ourselves to respond to those priorities with innovative solutions. Our experienced workforce has a proven track record of modernizing legacy, stove-pipe hardware/software and providing reconstitution, modification, and sustainment upgrades to extend the life of aging weapon platforms. This, combined with our in-depth understanding of our customers' business practices and missions, should position MTC to meet the growing requirements for defense transformation, improved intelligence effectiveness, special operations, homeland defense, and other outsourcing opportunities.

A Vision for Our Customer Base. We foresee an expansion of our activities in partnership with all four Services, the U.S. Marine Corps and joint military programs included. We see a growing relationship with intelligence agencies and the potential to extend beyond the DoD and penetrate other federal government departments. We envision that the nature of our contract activities will continue to extend beyond product support and more fully address the life cycle process, from requirements generation through modernization and sustainment, while simultaneously addressing all aspects of the materiel acquisition process, to include doctrine, organization, training, facilities, and personnel. We will continue to strive to be recognized for our Centers of Excellence and to be the customer's firm of choice for quality support.

A Vision for Our Stockholders. We will continue on our path of excellence in service to become more widely known as a company that is desirable as an investment opportunity due to management's judicious investment of stockholder funds to generate superior returns. Further, we will continue our endeavor to be known as a company characterized by our culture, our diverse workforce, and our commitment to customers. We envision a future that, with a firm eye on regulatory compliance, will realize continuing increases in our workforce both through organic growth and acquisitions.



Our focus will be to secure additional prime contracts, including large omnibus ID/IQ contracts and single award contracts with high dollar value and multi-year execution. The acquisition of complementary businesses will continue to be a key component of our growth strategy – focusing on candidates that enable MTC to materially grow our key operational areas, broaden our professional services to new markets, and expand our geographical footprint into important customer bases. As we grow, we will continue to strengthen our leadership and management team with the experience and commitment that will maintain our culture and adhere to the basic tenets of the philosophy that has guided our vision throughout the first 20 years.

A Vision for Our Employees. Our company leadership will continue to promote our time-tested culture and mature our embodiment of excellence in service, thus maintaining an environment where people want to work and where their professional aspirations can be realized. By continuing to attract enterprising professionals with creative minds and the gifts of imagination and innovation, we will meet our commitments to our customers and stockholders throughout this unfolding journey.

With the quickening pace of emerging technologies and the complex social currents of a shrinking world, defining the future for the next 20 years will be a more challenging task. However, backed by our time-tested corporate culture and business philosophy, we have confidence in our management team's preparations to lead MTC through the next 20 years of a – *Vision to the Future.*

AIR FORCES

Today's U.S. Air Forces have what they need to defend the nation – but are committed to building the Future Total Force to prevail against the entire range of future challenges.

The F/A-22 fighter, still on the drawing board when MTC's founder contemplated the future, is now reality and on track to become operational in 2005. It remains the centerpiece for Air Force global strike operations under its transformation initiatives to restructure to meet the challenges of the 21st century. Key to that realignment is the concept of a Future Total Force, whereby units of the active duty, Air Force Reserve, and Air National Guard are integrated in every mission area.

MTC has likewise restructured its operational concept to form business groups to align with our "Vision for Our Customer Base." One MTC group, Air Forces, has been formed to satisfy the national defense challenges that face the Future Total Force. Indeed, MTC is providing total solutions for these complex core mission challenges. At the heart of our vision for the group is our thrust to become a Center of Excellence to "Field and Sustain Weapon Systems." We have demonstrated and are building our capabilities to accomplish this.



An F-15E "Strike Eagle" prepares for taxi. MTC engineers are identifying solutions to improve systems interface between the fighter and the TACAN navigation system.

Timeline

1984

Raj Soin founds Modern Technologies Corp. (MTC) at Dayton, Ohio

HEADQUARTERS TRANSFORMATION

MTC's Air Forces Group personnel help develop Secretary of the Air Force policy and provide full life cycle services from requirements definition through sustainment. We provide capabilities-based planning for Air Force transformation from the Cold War model to the new Air and Space Expeditionary Forces model, with a complete range of capabilities from humanitarian relief to full-scale warfighting. In the office of the Secretary of the Air Force, MTC provides services across a wide spectrum – from science and technology to combat operations. At Headquarters Air Force Materiel Command (AFMC), which is responsible for R&D, test and evaluation, acquisition management, and logistics support to keep weapon systems ready for war, MTC develops an integrated approach to meet DoD's transformation expectations.

For the warfighters, we work in concert with military professionals to establish operational capabilities requirements. At the center of MTC's core competencies is support for weapon systems under the Product Centers, responsible for development and production, and under the Air Logistics Centers, responsible for modification, integration, and sustainment.



MTC technicians lead an effort to design, develop, and produce a new Advanced Identification Friend or Foe (AIFF) system for the 460 combat Air National Guard F-16 "Falcon" aircraft.



The task to develop and install a solid-state digital video recorder on the F-16 "Falcon" to improve combat capability has been awarded to MTC.

MTC has provided management and technical services for the B-1B "Lancer" long-range, strategic bomber for over 11 years.





MTC engineers are engaged in a major effort to design, develop, produce, and test a Joint Threat Emitter (JTE) to train aircrews by providing simulated electronic warfare combat conditions.

We are at war today and, as part of the Joint Warfighting Team, the Air Force is doing its part to ensure our nation's defense by executing its core missions of Global Strike, Global Mobility, and persistent C^4ISR. MTC is doing its part to help win the Global War on Terrorism by providing specialized engineering, technical, and management skills to help the Air Force achieve its objective of modernizing legacy weapon systems with the latest technologies. Our services to Global Strike and Global Mobility include Program Management for planning, developing, acquiring, and sustaining weapon systems, and Aircraft Modernization to integrate new technology into new and existing air weapons platforms, modify aging aircraft structures, and provide spare parts and repairs to keep them operationally ready.

Examples of our support to the missions of Global Strike, Global Mobility, and Special Operations may be found throughout these Air Forces Group pages, however, MTC deems our support to persistent C^4ISR so crucial, that we address it under a separate MTC group, National Security.

1985

Small Business Administration grants MTC 8(a) status

Wins first contract at Wright-Patterson AFB

1986

St. Louis, Missouri office opens

Ogden, Utah office opens

Wins first major contract: $19.4M for Aeronautical Equipment Office at WPAFB

This Air Force mission requires a capability that is persistent, precise, survivable, and able to produce tactical, operational, and strategic effects. Despite anticipated cutbacks in the F/A-22 program, the "Raptor" remains the key to achieving air dominance in the 2005-20 period with its stealth, supercruise, and integrated avionics capabilities.



The B-52 "Stratofortress" heavy bomber has served the Air Force since 1952. MTC provided new engine cowlings for the "BUFF" that may keep it flying for another 40 years.

MTC provides technical, acquisition, and program management assistance to the F/A-22 System Program Office. Program and financial management are provided to other legacy fighters, such as F-15 and F-16 aircraft, within the Systems Groups formed under the Aeronautical Systems Center's (ASC) new Fighter Attack Wing structure.

At the three Air Logistic Centers, MTC is engaged in executing over 100 delivery/task orders under the Flexible Acquisition Sustainment Tool and SOF Support Services contracts that support Global Strike operations.

In the fighter attack arena, MTC is responsible for these F-16 programs:

- C/D Low Noise Amplifier
- Digital Video Recorder
- Enhanced Diagnostic Aide
- Advanced Identify Friend or Foe
- Software Engineering
- Program Management

We also assist with A-10 program management issues; F-15 TACAN Antenna; and the Joint Threat Emitter program to train aircrews.

In the long-range strike arena, we provide acquisition, program, and financial management to the F-117 System Squadron and to the B-1B and B-2 Systems Groups within the Long Range Strike Wing. At the ALCs, we provide technical support to the B-1B, replacement components for transponders of the stealthy B-2, and integrate new net-centric ROBE communications systems with the C/KC-135. Also in support of Global Strike is our technical support to the Air Launched Cruise Missile and Advanced Cruise Missile.

Through the use of airlift and tanker forces, the Air Force provides a Global Mobility capability to move people and equipment throughout the world quickly in response to natural disasters, humanitarian relief, and combat threat missions. MTC is deeply involved in programs to ensure aging legacy systems are operational ready. The average age of the fleet is 23 years, with some major systems such as the KC-135 approaching 45 years of service.



A C-17 "Globemaster III" strategic airlifter parts the clouds. MTC supports this critical cargo workhorse by supplying composite materials for field-level maintenance.


B-2 "Spirit" Stealth Bomber



MTC is integrating the FLIR imaging system into the HC-130P "King" Combat Search and Rescue tanker to provide airborne infrared and TV video imaging in order to rescue downed warfighters.

1987 — O'Fallon, Illinois office opens

1988 — Shrewsbury, New Jersey office opens and begins work on first U.S. Army contract

MTC moves Corporate Headquarters to 4032 Linden Avenue, Dayton, Ohio

Primary among MTC Global Mobility taskings are:

- C-5 fleet sustainment engineering
- C-5 MADARS software upgrades
- C-130 field and depot maintenance
- C-130 avionics modernization
- C-17 composite materials provision



An MH-53J "Pave Low" Special Operations helicopter demonstrates its defensive capabilities. MTC is modifying the "J" model with advanced avionics to an "M" configuration, and installing an Altitude Hold and Hover Stabilization (AHHS) system.



MTC engineer, Dave Beltz, installs an APX-119 Identification Friend or Foe (IFF) kit on an MH-53J.

SPECIAL OPERATIONS

High among Air Force priorities is increased focus on Special Operations Forces (SOF). "This is not a peripheral capability", stated the Air Force Secretary. He intends to bring together what he calls, "Battlefield Airmen"— combat controllers, pararescuemen, combat weathermen, and others—to strengthen the combat power they bring to the fight. Plus, "The Air Force intends to modernize SOF aircraft, starting with the helicopter fleet." These forces have taken on additional significance since the fighting began in Afghanistan and Iraq. In 2003, Combat Search and Rescue (CSAR) was added to their mission. MTC has been tasked to modify and sustain many of the legacy aircraft used for SOF missions. Two of the most important:

- Modification of MH-53 "J" helicopters to an "M" configuration, with new defensive avionics to aid in penetration of hostile territory to infiltrate, exfiltrate, and resupply clandestine forces.
- Installation of Forward Looking Infrared (FLIR) video imaging system on HC-130 N/P CSAR tankers

Other SOF taskings for upgrades and systems integration services apply to AC-130 H/U "Gunships"; MC-130 E/H/P "Combat Talon" and "Combat Shadow" transports; and HH-60G "Pave Hawk" and H-1 "Huey" helicopters.

As MTC looks to the future, with our new acquisitions, we see an expanding role for MTC in Engineering Design/Support and Obsolescence Management for computer-based military platforms. At the center of this new role, is a proprietary, leading-edge software tool, AVCOM. The Advanced Component Obsolescence Management system, which provides system-specific analyses, obsolete part identification, and form, fit, and function solutions, will enable MTC to become a provider of aviations systems.



Pararescuemen are hoisted up to an HH-60G "Pave Hawk" during Operation Iraqi Freedom. MTC supports modification of the rescue helicopter's communication and navigation systems and replacement of the electronic warfare suite.

AIR FORCES

- **C-5 Aircraft Modernization Program** A $16.5M task order to upgrade the C-5 Malfunction Detection, Analysis, and Recording System (MADARS) software through obsolescence management.
- **Joint Threat Emitter (JTE) System** A $400M task order to provide realistic aircrew Electronic Warfare training by simulating actual combat conditions.
- **C-17 Airlifter Composite Materials Clearinghouse** A $5M task order to facilitate requisition and delivery of composite materials worldwide.
- **MH-53"J" Helicopter Upgrade to "M" Configuration** A $47.7M task order to modernize "Pave Low" helicopters with state-of-the-art defensive measures, situational awareness, and communications.
- **F-16 Fighter Digital Video Recorder (DVR)** A $200M task order to develop and install a solid-state DVR that provides an integrated inflight, multifunctional, single screen cockpit display.
- **Roll-On Beyond-line-of-sight Enhancement (ROBE)** A $17.9M task order to provide a portable communications package on KC-135 aircraft to create a war-fighting network in the sky.
- **HC-130 Aircraft Forward Looking Infrared (FLIR)** A $40M task order to integrate, install, and test the FLIR system on HC-130 Combat Search and Rescue (CSAR) tanker aircraft.
- **F-16 Aircraft Advanced Identification Friend or Foe (AIFF)** A $175M task order to install a high reliability AIFF system on Air National Guard F-16 fighters.
- **Depot Maintenance Accounting and Production System (DMAPS)** An $11.1M task order to upgrade the USAF depot financial management system to latest standards.
- **C-5 Aircraft Fleet Sustainment (AFS) Support** An $11.6M task order to provide engineering and logistics services for the airlifter's modernization program.

1989

Inc. Magazine lists MTC in "Top 500" Small Businesses

San Antonio, Texas and Washington, D.C. offices open

Warner Robins, Georgia office opens

1990

Wins $54.4M Tri-Service MK-XV IFF sole-source contract at WPAFB

Listed in *Inc. Magazine's* "Top 500" for second year

Colorado Springs, Colorado office opens

LAND FORCES


M1A2 "Abrams" Main Battle Tank

Our Land Forces are comprised of people. Whether Army or Marines, people are the center-piece of their formations.

Our Nation is at war and our homeland is in danger; we have lost our national sense of invulnerability since that horrific September morning over three years ago. Thus, our U.S. Land Forces have two priorities, first to win the Global War on Terrorism and second, to transform its current operations to meet the challenges of today's environment.

While concurrently waging the war on terrorism, today's soldiers are embracing the Army's transformation from the Current Force (the nation's "go to war" capability) to the Future Force (a full-spectrum, network-centric capability designed as an integral part of the joint force), to ensure America remains the most dominant force for protection of freedom throughout the world.

MTC is proud to be a major contributor for providing engineering, technical, and programmatic solutions to the Army for a wide spectrum of needs that serve the war effort. For example, the M1A2 "Abrams" Main Battle Tank illustrated here, which was but a visionary's concept 20 years ago, has completed its production run and now serves as the cornerstone of the Army's mounted forces. It was the Army's first combat vehicle with a digitized architecture. MTC contributes to the continued modernization of the Abrams, as well as other Land Forces weapon systems.

MTC employee, Will Suther, briefs Army personnel on the Mobile Gun System designed to destroy heavy vehicles. It mounts onto a "Stryker" Infantry Carrier Vehicle chasis. MTC provides monitoring of the production, final inspection, acceptance, and fielding.



Throughout this section, other MTC services are portrayed that help the Army and Marine Corps meet their mission challenges to win on the battlefields with today's Current Force and tomorrow with the Future Force.

1991

Wins Fernald contract

Falls Church, Virginia office opens

Makes *Inc. Magazine's* "Top 500" list for third year

FORCE PLANNING AND DEPLOYMENT

Five years ago, the Army Chief of Staff outlined an Army vision comprising three elements: People, Readiness, and Transformation. While the Army remains committed to that vision, the need to equip today's forces with extraordinary warfighting capability has become paramount. This reality has resulted in the Army's focus on restructuring its organizations based upon brigade size units. MTC remains involved with all aspects of this transformation from requirements generation to sustainment of the fighting force.

MTC subject matter experts possess abundant planning expertise and the credentials to work highly sensitive projects in support of the Army and Marine command-level agencies. Our customers include: Office of the Secretary of Defense for Science and Technology; Army Program Executive Office (PEO), Soldier Systems; PEO, Combat Support/Combat Service Support; Marine Corps Systems Command and Combat Development Command; and a host of others assigned to the Army Materiel Command. MTC provides direct transformation planning to Army Forces Command and its subordinate units for force integration, modernization, modularity, unit deployment, and reconstitution. The Army's major initiative under Transformation is to restructure the force into modular formations, moving from a division-based Army to a brigade-based Army. It will convert 33 current brigades and regiments to 43-48 new brigades designed to operate more independently, deploy rapidly, and fight with greater effectiveness. MTC planners are writing, "How the Corps Fights," a manual for modular brigade operations.



MTC supports the PM Soldier weapons program at Picatinny Arsenal. Here, Chris "Ernie" Lindquist, MTC manager at Fort Benning, oversees testing of the XM-8 Individual Future Soldier Weapon in Alaska.

"See first. Understand first. Act first. Finish decisively." This is the motto for the Army's Future Force. MTC subject matter experts work shoulder to shoulder with Army planners to realize this capability. Our major contribution focuses on treating the soldier as a system, with emphasis on full spectrum solutions in concert with the PEO, Soldier Systems, and the Army/Defense Advanced Research Projects Agency (DARPA). Soldiers and systems are connected by a network-centric environment that leverages information as a combat multiplier. A wireless battlefield network will connect all of these hardware platforms with today's soldier (Soldier Warrior) and tomorrow's soldier (Future Warrior), thus creating an integrated fighting force.

The Army's Future Combat System (FCS) is at the heart of the Army's Future Force. FCS will be configured in Units-of-Action, which consists of some 2,500 personnel and 350 manned and unmanned platforms that, with networked sensors, weapons, and soldiers linked to a joint C4ISR system, will provide the combat leverage to defeat numerically superior forces.

MTC provides engineering, technology demonstration management, logistics, and operational support for the Marine Corps' Light Armored Vehicles.





MTC logistics managers led a team to install "Add on Armor" to "Humvees" in Kuwait for deployment.

MTC planners work directly with Army agencies throughout the acquisition community, such as the Communications and Electronics Command (CECOM) and the Tank-Automotive and Armaments Command (TACOM), to convert the FCS vision to reality. In conjunction with this vision, we continue to support modernization of the current force. Among the many programs we support are Soldier Warrior and Future Warrior; individual weapons and ammunition; Mobile Gun System; and tactical vehicles that include:

- Humvees
- Light Tactical Trailer
- Stryker Family of Vehicles
- Marines' Light Armored Vehicles

1992 — Establishes operations in Lakenheath, England; Listed in *Inc. Magazine's* "Top 500" for fourth consecutive year

1993 — Cleveland, Ohio office opens to support NASA; Wins five-year F-15 aircraft contract

1994 — Pasadena, California office opens to support Jet Propulsion Laboratory a soldier needs it” is the phrase that drives the Army to get soldiers what they need, when they need it, and where they need it. Humvees are a good example. The fighting in Iraq quickly showed their vulnerability to enemy fire. With that recognition, engineers designed Add-on-Armor kits, which were then produced for the vehicles. MTC was picked to lead a team of 44 contract personnel to Kuwait to begin installation of the AoA to the Humvees for deployment to Iraq.

Another area of support for the warfighting in Iraq is provided to the Rapid Equipping Force (REF) program office. The REF works directly with operational commanders to find promising solutions to operational requirements. On another front, our MTC-IED team works in conjunction with the Communications-Electronics Research and Development Center (CERDEC) to develop effective counters to Improvised Explosive Devices (IED) plaguing our Land Forces in Iraq. They are pursuing defensive solutions for soldiers and vehicles alike that will enhance the survivability of our nation’s finest.

The face of battle has changed. Whereas in the past, armies bypassed cities to engage enemies in the field, today’s war involves urban assault. The fighting is embedded in and amongst civilians where our troops go door-to-door for an up-close style of warfare. An MTC innovative device, the Parascope Urban Combat Sight, may help reduce casualties in these situations. It allows our Marines and Army combatants to shoot around a corner or over/under a barrier with only their hands and arms exposed.

Among MTC’s support to Army operations is our logistics augmentation for financial and logistical key staff positions in support of Headquarters, Forces Command and corps, division, brigade, and unit locations in the U.S. and in Kuwait and Iraq. Our work encompasses budget, accounting, and management of combat vehicles and equipment for deployed forces.

The war on terrorism is taking a huge toll on the Army’s fighting equipment. The tempo of operations and wear and tear from the combat environment necessitate major repair and reset activities. MTC has been contracted to reconstitute equipment from the 1st Armored Division as it resets for future operations in Iraq. That the equipment must be ready for future deployment within a year adds urgency to our mission.

MTC will manage the work at its facility in Germany. Repairs and replacement parts such as track shoes, alternators, and suspension will comply with technical manual standards. Among MTC’s end-to-end solutions for the 1st AD are:

- desert damage repair
- fault isolation
- sophisticated testing
- chemical agent resistant camouflage paint
- final inspection



Soldiers fight house-to-house in Samarra, Iraq to root out the enemy. MTC is at the forefront of new technologies for Urban Warfare.

MTC’s Greg Vascimini demonstrates MTC’s new development, the Parascope Urban Combat Sight. The device allows Marines to shoot around a corner or over a barrier, exposing only hands and arms to enemy fire.

1995

Wins first contract as a prime contractor for Financial Management at WPAFB

Signs $11M NASA contract to support Deep Space Network

Wins $50M A&AS contract at Aeronautical Systems Center



The "Stryker Brigade" is the vanguard of Army Transportation. MTC provides acquisition, management, and up-armor support for this infantry fighting vehicle.

In Korea, MTC provides similar maintenance management for the 2nd Infantry Division. Our combat vehicles track repair program has increased unit readiness by assembling serviceable track shoes rather than ordering new track sets from a supplier.

CURRENT FORCE ENHANCEMENT

Within the Army's transformation framework, the Current Force is being supplemented with an interim contingent of Stryker Brigade Combat Teams (SBCTs) as a bridge to the Future Force. These SBCTs will form the structure for how the Army converts to a brigade focus from that of a division. Being C-130 transportable, the SBCTs will give the Army a lighter, more agile capability, and will pave the way for how the FCS will be integrated into future brigades.

In response to evolving threats, MTC is integrating new technology to modify and sustain current equipment and systems. We provide software engineering and integration support for avionics systems associated with the Army's premier attack helicopter, the "Apache" 64A, and the UH-60 "Blackhawk." Our technical activities in the business of providing petroleum, oil, and water-to-combat forces allow their operations to be continuous and unrelenting. MTC supports survivability solutions for tactical wheeled vehicles and technical support for the Stryker Mobile Gun System, Night Vision Electro-Optics, and Mortar and Artillery Locating Radar. As a developer and integrator of software applications, MTC supports FCS communications and networking systems such as:

- Soldier-to-Soldier wireless network
- Joint Tactical Radio System (JTRS) Cluster 1 and Cluster 5
- Warfighter Information Network-Tactical (WIN-T)
- JSTARS Ground Station Modules

The AH-64A "Apache", is the Army's primary attack helicopter. Its principal mission is destruction of targets with "Hellfire" missiles. MTC supports the Army Aviation and Missile Command with software development and test activities.



MTC completed a major enhancement project for "Sail Army," an understated motto for Army Watercraft Systems. MTC provided upgraded engineering and prototyping to modernize a 128-foot Large Tug used for trans-ocean towing, coastal towing, and/or docking operations. The top level was replaced with an Integrated Bridge System and C4ISR Communications package.



MTC's Watercraft professionals provided engineering support to modify this Army 128-foot tugboat.

LAND FORCES

- **Combat Equipment Reconstitution** A $35.1M contract to reconstitute and reset a key combat armored division in Europe for future combat rotations.
- **Military Power Generation Sources** A $25M contract to provide engineering and logistics support for advanced electric power generation sources for Army's Future Force and Homeland Defense.
- **Specialty Engineering for the Marine Corps** An $8M opportunity to provide specialized support through emerging technologies for combat systems with logistics engineering, M&S, and test & evaluation.
- **Logistics Services for Army Mechanized Division** A $30.1M contract to reset a key combat infantry with hands-on logistical support.
- **Large Tug Army Watercraft Modification** A $1.6M contract to modify a 128-foot tug for ocean and costal towing.
- **Avionics Software for Army Combat Aircraft** A $10M contract to provide software engineering support for combat and support aircraft avionics.
- **Logistics Management for 82nd Airborne Division** An $11M contract to provide broad based logistics support to maintain a high rate of combat readiness for the Army while introducing new logistics practices as they are developed.
- **Army Research Laboratory Technical Analysis** A $3M contract to provide analyses of Command and Control, Communications, Computer, Intelligence, and Electronic Warfare Systems (C4IEWS) for tactical warfare scenarios.
- **Logistics Staff Services for U.S. Army FORSCOM** A $4.1M contract to provide technical in-depth analyses and program management for the logistics staff.
- **Technical Support for PEO Soldier** An $8.0M option-year contract to provide support for Soldier Warrior, Future Warrior, and Soldier Equipment programs.

1996	1997	1998		1999	
Teams with major defense contractor to win $1B Defense Information System Agency contract	Teams with other contractors to win renewal of $11M contract for Air Force Research Laboratory	Wins C4 contract at Tinker AFB, Oklahoma; Wins three-year GSA IT contract	Wins $29.6M DoD C2 contract	Wins National Reconnaissance office contract for Systems Engineering	Enters Army logistics market with two major wins

NATIONAL SECURITY

Worldwide vigilance and awareness through persistent C⁴ISR provides our nation with an asymmetric advantage to transfer information from any sensor to any shooter for timely prosecution of critical targets.



NAVSTAR Global Positioning Satellite (GPS)

Persistent Command and Control, Communications, Computers, Intelligence, Surveillance, and Reconnaissance (C^4ISR) includes three layers: sensors, mission command and control, and the warfighter shooter. MTC's engineering and technical services to the warfighters are covered in the Air Forces and Land Forces sections of this report. Thus, the National Security section will concentrate on MTC's support to the Department of Defense and U.S. Intelligence Community for National Programs, Command and Control (C^2), and Sensors, composed of airborne, space, and ground assets.

Twenty years ago when MTC was envisioned as a company, the GPS Satellite illustrated here was just a group of 10 developmental platforms conceived to provide navigation information. Today, the NAVSTAR GPS constellation of 24 orbiting satellites provides signals so accurate that time can be figured to within one millionth of a second and location to within 10 feet. MTC takes pride in its support to this and other "Eyes in the Sky" networks of inter-related and coexisting space systems.



The B-2 "Spirit" stealth bomber is capable of delivering both conventional and nuclear weapons. MTC maintains Command Control, Communications, and Computer (C^4) systems for Air Force strategic nuclear war planners



Air Force One, carrying President Bush, taxies for take off. MTC analysts support the White House Communications Agency which provides secure communications for the President.

2000

Purchases Dayton-based RJO Services and adds 85 new employees

Wins BPA for A&AS services to Aeronautical Systems Center

Achieves compliance with ISO 9001 quality standards

NATIONAL PROGRAMS

Late in the year, the President signed sweeping intelligence reform legislation which appointed a Director of National Intelligence (DNI) to oversee 15 intelligence agencies. One of DNI's biggest challenges will be to determine the allocation of national-level assets between the strategic and tactical levels of activity. Five specialized agencies make up the official Intelligence Community. These agencies focus on "strategic" intelligence collection and analysis:

- Central Intelligence Agency (CIA)
- Defense Intelligence Agency (DIA)
- National Geospatial – Intelligence Agency (NGA)
- National Reconnaissance Office (NRO)
- National Security Agency (NSA)

Military-oriented units, on the other hand, focus on "tactical" activities—using sensor intelligence to put weapons on target, for example. Specific military units—not the parent Services – consisting of individual Air Force, Army, Navy, Marine Corps, and Coast Guard intelligence offices, are considered members of sub-departments to the Intelligence Community.

Many of MTC's people have extensive military and intelligence experience that permits us to focus on all aspects of intelligence support—from quick reaction and specialized missions to ongoing operational collection and future initiative projects.



Nichole Kidd, one of MTC's Air Traffic Controllers, directs the landing of a "Global Hawk" from the control tower at Beale AFB, CA.



A U-2S "Dragon Lady" high-altitude reconnaissance aircraft refuels. MTC helps manage all aspects of U-2 ISR inflight and ground operations.

MTC serves several Specialized Intelligence Agencies. We provide Signals Intelligence (SIGINT) technical development for NSA and Measurement and Signature Intelligence (MASINT) collection management, strategic planning, and exploitation management for DIA. We serve in technical liaison positions for DIA to offices of the Joint Chiefs of Staff, each Combatant Command, and the Department of State. We support NGA with a full range of education developers and instructors to augment the NGA Intelligence College, and provide the Defense Acquisition University with staff support to redesign certificate-level acquisition courses.



An E-3 "Sentry" provides Airborne Warning and Control surveillance. MTC provides intelligence support for the crucial ISR mission.



An RC-135U "Combat Sent" flies an ISR mission. MTC provides systems engineering, program management, operation and logistics support for sensors, links, and ground stations.

MTC provides expert-level analysis and recommendations to Sub-department Intelligence Units like the Undersecretary of Defense for Intelligence for requirements, policies, and strategies. For the Army's Intelligence and Security Command, we provide research, analysis, and SIGINT support. We work closely with the NSA and NRO to ensure airborne and national ISR asset developments support interoperability and cooperative operations for strategic and tactical activities in the Reconnaissance Systems Wing at Wright-Patterson AFB.

Specifically, we support the Sensors, Links, and Ground Stations Squadron for engineering design and procurement of advanced sensors and data links, and the Big Safari Systems Group for quick reaction missions that involve design and analysis for sensors and antennas, communications upgrades, and ground station and aircraft integration programs such as RC-135 "Rivet Joint", EC-130E/J "Commando Solo", and "Predator" Unmanned Aerial Vehicle (UAV) weaponization.

At Air Combat Command, MTC supports a variety of specialized C4ISR requirements characterized as technical and analytical assistance for integration, modernization and sustainment for high altitude reconnaissance, sensors, space platforms, logistics, and weapons requirements. MTC is instrumental in developing Air Force Mission Area Plans for each of the combatant commands.

2001

- Wins Flexible Acquisition & Sustainment Tool (FAST) award at Robins AFB, Georgia as part of a six member team on a $7B+ contract
- Wins AC-130H Gunship contract at Fort Walton Beach, Florida

2002

- Completes IPO (NASDAQ:MTCT) on 28 June NASDAQ
- Acquires AMCOMP Corporation to provide space systems engineering
- Achieves ISO 9001:2000 certification
- Wins $400M award at Ogden ALC for Joint Threat Emitter
- Awarded $25M NASA contract for Deep Space Network

Long before Operation Iraqi Freedom, DoD used sensor technology to monitor battlefield conditions. But, ongoing threats in Iraq and other areas underscore the critical need for persistent sensor surveillance to better predict enemy intentions, provide data for tactical C^2 decisions, and enable the shooter to quickly kill the target. MTC provides specialized C^4ISR support to many sensor assets.

MTC plays a critical role in providing assistance to Airborne ISR Systems for worldwide deployment of the U-2S "Dragon Lady" and the RQ-4 "Global Hawk" Unmanned Aerial Vehicle (UAV). The U-2 high altitude piloted aircraft's adaptability for ISR missions has kept it in service since the mid-1950's. With MTC's in-flight operations, base ground support, and aircrew survival instruction, we are helping to keep it off the endangered species list.

The Global Hawk balances the requirement to obtain intelligence in combat environments too dangerous for manned aircraft. Its combination of high altitude loiter, long endurance, and responsiveness provide persistent, broad area surveillance of the battlefield. MTC professionals augment the active duty force to define requirements and accomplish operational testing and evaluation of the system.



NASA's Deep Space Network of communications antennas supports multiple space projects. MTC engineers in Madrid, Spain are relocating a 34-meter antenna to a new site.



Early construction for the new DSN antenna pad in Spain.

The United States Air Force Space Command (AFSPC) is responsible for a vast array of space ISR systems satellites. The network can link commanders at the Pentagon to the individual warfighter in Iraq and the satellites can communicate what the other is seeing.



NASA's Deep Space Network (DSN) Antenna

Every satellite has related capabilities, but each serves in a niche for which it was custom designed.

MTC supports all the major programs at AFSPC's space segment of the Defense Satellite Communications System. Military Satellite Communications (MILSATCOM) Joint Program Office of the Space and Missile Systems Center (SMC) at Los Angeles AFB is supported by MTC with systems engineering, integration, and management services for six active satellite systems:

- MILSTAR
- Defense Satellite Communications System (DCCS)
- Advanced Extremely High Frequency (AEHF)
- Global Broadcast Service (GBS)
- Wideband Gapfiller System
- Transformational Communications

Additionally, MTC provides engineering and technical services to:

- NAVSTAR Global Positioning System (GPS) for both Standard and Precise Positioning Service (a highly accurate and secure military system)

2003

Acquires International Consultants, Inc. and adds 250 employees to enhance Army support

Wins $175M to upgrade IFF in ANG F-16 aircraft



Awarded $47.7M to upgrade MH-53 Helicopter

- Space Radar (SR), a new capacity for theater commanders to track moving targets
- Space Tracking Space Surveillance (STSS) Infrared System to warn of missile attack
- Defense Meteorological Satellite Program (DMSP) to provide meteorological, oceanographic, and space environmental data



A Delta II rocket, carrying a GPS system satellite, launches from Cape Canaveral. MTC provides technical support for both the GPS satellite and the rocket launch operation.

NASA's Jet Propulsion Laboratory (JPL) is the world leader in robotic exploration of the solar system. Its Deep Space Network (DSN) is an international network of antennas that supports interplanetary and selected Earth-orbiting spacecraft missions. MTC assembles the highest levels of advisory and technical personnel to provide creative solutions for the scientific and engineering challenges to support such missions. MTC is currently providing life extension modifications to a 34-meter antenna in Canberra, Australia, managing relocation of a 34-meter antenna in Madrid, Spain, and performing maintenance on antennas in Goldstone, California.

MISSION COMMAND AND CONTROL (C^2)

Our military services are progressing toward a joint net-centric system to draw data from the dozens of air and space platforms, together with hundreds of battlefield sensors, into a secure, integrated database for decision makers. Synthesizing the huge stream of data flowing from the various sensors so the commander has an integrated view to quickly make tactical decisions is crucial to winning.

MTC provides documentation development and systems engineering for research, development, and implementation of various plans, and validation of draft proposal requests for outstanding support of ongoing C^2 architecture. Customers include:

- US Strategic Command (USSTRATCOM) Director, Integrated Strategic Planning and Analysis Network (ISPAN), which produces and executes the nation's nuclear war plan
- USSTRATCOM Director, Command and Control Modernization (C^2M), which updates the Headquarters Command Center
- Ballistic Missile Defense (BMD) C^2 operations to provide protection from adversary missile attack

At the Pentagon, MTC supports the Air Force C^4ISR Center's Intelligence and Current Operations offices with C^2 and ISR modernization planning.



An F-15E "Strike Eagle" fighter will be the first to carry the Air Force's Small Diameter Bomb (SDB), shown here loaded on an F-15E wing station. MTC provides requirements definition for the SDB.

NATIONAL SECURITY

- **Air Combat Command C^2 ISR Programs** A $100M task order to provide warfighters with Command and Control, Intelligence, Surveillance, and Reconnaissance (C^2ISR) technical and operational support for U-2S "Dragon Lady" recon aircraft; RQ-4A "Global Hawk" UAV; and E-4B National Airborne Operations Center aircraft.
- **Management of C^4 Systems for U.S. Strategic Command** A $12.2M contract to ensure Command, Control, Communication, and Computer (C^4) systems remain operational while being modernized for the Air Force's strategic nuclear war planners.
- **Jet Propulsion Laboratory (JPL) Deep Space Network (DSN)** A $25M contract to provide specialized engineering, operations, and maintenance for DSN antenna arrays that support interplanetary spacecraft missions for exploration of the solar system and the universe.
- **National ISR "Big Safari" Program** A $3M contract to provide system engineering, acquisition management, and logistics support for sensor development, communication upgrades, and deployed systems sustainment.
- **DIA MASINT Technical Liaison** A $2.6M contract to provide Measurement and Signature Intelligence technical assistance for Defense Intelligence Agency liaison to the Joint Chiefs of Staff and each of the Combatant Commands.
- **USCENTCOM Joint Intelligence Center** A $3.7M task to provide intelligence analyses for Regional, Order of Battle, MASINT, and Operation Enduring Freedom issues.
- **NAVSTAR Global Positioning Satellite** An $18M delivery order to provide executive management and administration for the GPS constellation of 24 satellites.
- **Space Command Satellite and Launch Control Systems** A $10M delivery order for behind-the-scenes mission support for launch control of space lift vehicles and subsequent tracking, telemetry, and command for on-orbit satellites.

Awarded $200M to develop video recorder for F-16 aircraft

Awarded $8M for specialty engineering for Marine Corps

Wins $100M for Air Force C^2ISR

Awarded $25M Army power generation contract

Acquires Vitronics, Inc. and adds 90 people to further enhance Army capabilities

INFORMATION SYSTEMS

In the future information-driven military, everybody is going to be an IT individual in some aspect or other. In network warfare, IT will be embedded in everything we do.

The need for information technology (IT), engineering and training support is pervasive throughout the Federal Government and corporate sectors. The military and intelligence communities have extensive technological requirements that demand continual design, development, maintenance, and operations support. With the demands of the war on terror and the DoD's transformation initiatives that rely heavily on IT, combined with a shortage of skilled military and federal manpower resources, the government has turned to the private sector to help provide the IT expertise they need.

Our Information Systems Group's expertise in IT, systems engineering, and training cuts across MTC's Air Forces, Land Forces, and National Security operational groups to support their needs. Of the group's 425 employees, three quarters hold sensitive security credentials and more than half are cleared to work on our government's most highly classified projects.


Endeavour

Space Shuttle "Endeavor"



A Space Shuttle mounted atop a launch pad hardstand is prepared for liftoff. MTC technicians are responsible to maintain launch control communications, meteorological support, and processing/securing flight hardware transported by the shuttle.

2004

- Executes secondary public offering of stock
- Awarded $36M in Army contracts

INFORMATION SERVICES

MTC's worldwide experienced staff provides IT support to the DoD in the areas of C^2, transportation, logistics, and telecommunications. We provide design, development, and testing for a variety of software applications, to include LAN/WAN programming and administration. We provide re-engineering, intelligence support, and analyses to customers such as the Air Intelligence Agency.



The Global Transportation Network (GTN) C^2 system supports U.S. Transportation Command in managing movement of people, equipment, and supplies. MTC retrieves and integrates data to provide commanders a comprehensive picture of logistics across the DoD.

MTC played a major role in developing the Telecommunications Certification Office Support System (TCOSS) for the A.F. Communications Agency used by all military services to manage acquisitions and funds for worldwide circuitry.

To support the Air Force Technical Application Center's mission as it relates to weapons of mass destruction, MTC develops and implements an integrated logistics support program.

MTC operates and maintains the Doppler Radar Wind Profiler, Lightning Detection and Ranging Antenna, and Mesonet Soil Sensing System in peak condition to support both the space shuttle and Eastern Range unmanned launches at NASA's Kennedy Space Center.

SOLUTIO… INFORMATION SYSTEMS CORE MISSION … NGES

- ☐ **Air Force Recruiting Information Support System (AFRISS)** An $8M task under MTC's blanket purchase agreement (BPA) to provide database development, maintenance, and other IT services to A.F. Recruiting Service for processing recruits.

MTC technician, Ron Smith, works on a Lightning Detection/Ranging antenna at NASA's Kennedy Space Center under MTC's $1.6 million Meteorological Instrumentation Support Contract.



An MTC employee stands atop a monitoring tower in Paladuy, Russia. MTC was awarded a $15 million contract for worldwide Nuclear Treaty Monitoring – providing seismic analysis and acquisition services for the A.F. Technical Applications Center (AFTAC).

- ☐ **Telecommunications Certification Office Support Systems** A $3.4M TCOSS contract to provide IT-related services for DoD long-haul communications provisioning and procurement.
- ☐ **Intelligence Training System (ITS)** A $4M contract to develop multimedia, interactive courseware for cryptologic linguist training for Air Force Air Education and Training Command (AETC).
- ☐ **Joint Imagery Analysis Courseware (JIAC)** A $4M contract to develop cost-effective, advanced, imagery analysis training using computer technology to eliminate school attendance costs. 10 courses have been created.



The automated Visual Threat Recognition and Avoidance Trainer (VTRAT) is being developed by MTC for the Air Force Special Operations Command and the Air Mobility Command. Designed to train C-130, C-5, C-17, and MH-53 aircrews on evasive procedures during anti-aircraft threat engagements, the simulator displays a virtual reality of enemy fire.

- ☐ **Network-Centric Solutions** A $9 billion business opportunity to perform NET-CENTS task orders for the Air Force.

KNOWLEDGE MANAGEMENT SERVICES

MTC's IT services extend to design and development of training systems, engineering, logistics, intelligence, and operations. We integrate talent, technology, and creativity to push the envelope on multimedia and interactive computer-based training. Our people possess extensive experience in designing and developing tailored support to customer requirements like:

- ◇ Submarine Training - MTC supports the U.S. Navy's mission to provide interactive, multimedia courseware to train those who serve onboard Virginia Class and new SSBN submarines
- ◇ Defense Acquisition University - MTC redesigned and developed a hybrid Intermediate Systems Acquisition Course of 40 on-line hours and a five-day classroom session to replace the original three-week instructor-led course
- ◇ Army Voice Interceptor Intelligence - MTC provides training development for lessons in Arabic, Korean, Persian-Farsi, & Chinese Mandarin
- ◇ AETC's Training Planning System - MTC provides software maintenance, mods, and enhancements, as well as test support for the Computer Systems Squadron

The VTRAT screen depicts simulation of a C-130 under attack.



Wins $31M for Air Force JTE and FLIR programs

BusinessWeek cites MTC as Nation's 11th fastest growing small company

Acquires Command Technologies, Inc. and adds 370 people to enhance intelligence and IT capabilities

Wins $35M to reconstitute Army combat equipment

Washington Technologies names MTC 2nd in revenue growth among "Top 100" Federal IT companies

LEADERSHIP



Rajesh K. Soin
Chairman of the Board



David S. Gutridge
Chief Executive Officer
and Secretary



Don R. Graber
Colleton Enterprises, LLC
President and Chief Executive Officer



William E. MacDonald III
National City Corporation
Vice Chairman



General Lester L. Lyles
USAF (Ret)



General Lawrence A. Skantze
USAF (Ret)



Lt. General Kenneth A. Minihan
USAF (Ret)

Rajesh K. Soin Chairman of the Board	David S. Gutridge Chief Executive Officer & Secretary	Michael I. Gearhardt Senior Vice President & Chief Financial Officer	Donald H. Weisert Executive Vice President & Chief Operating Officer
John E. Longhouser President & Land Forces Group Executive	James C. Clark Executive Vice President - Air Forces Group	Billy J. Bingham Senior Vice President - National Security Group	Michael L. Cauldwell Senior Vice President - Information Systems Group
Stephen T. Catanzarita Vice President - Controller	Rebecca S. Morgann Vice President - Contracts	Kari L. Garell Vice President - Business Development	Therese C. Mohn Treasurer

2004 FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-49890

MTC TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**02-0593816**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
4032 Linden Avenue, Dayton, OH	**45432**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code (937) 252-9199

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.001 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

As of June 30, 2004, the aggregate market value of the voting stock held by non-affiliates of the registrant was $259,978,149.

As of February 28, 2005, there were 15,738,763 shares of common stock, $0.001 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2005 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

MTC TECHNOLOGIES, INC. AND SUBSIDIARIES

INDEX TO FORM 10-K

PART I.

Item 1. Business

Overview

MTC Technologies, Inc. was incorporated in Delaware in April 2002 and holds all of the capital stock of MTC Technologies, Inc., an Ohio corporation incorporated in 1985 that was formerly known as Modern Technologies Corp. We provide sophisticated systems engineering, information technology, intelligence and program management services primarily to U.S. defense, intelligence and civilian federal government agencies. Our services encompass the full system life cycle from requirements definition, design, development and integration to upgrade, sustainment and support for mission critical information and weapons systems. For the years ended December 31, 2004, 2003, and 2002, about 96%, 95%, and 87%, respectively, of our revenue was derived from our customers in the Department of Defense and the intelligence community, including the U.S. Air Force, U.S. Army and joint military commands. Having served the Department of Defense since our founding in 1984, we believe we are well positioned to assist the federal government as it conducts the war on global terrorism and modernizes its defense capabilities.

Our people develop and implement innovative, practical solutions to complex engineering, technical and management problems. We have approximately 2,100 employees, of whom approximately 65% hold the necessary credentials to work on sensitive government projects, including approximately 15% with the necessary credentials to work on the federal government's most sensitive projects. A substantial majority of our employees has prior military or government industry experience and over 80% of our employees work on-site at our customers' facilities. The credentials, experience and locations of our employees allow us to combine a comprehensive knowledge of our customers' business processes with the practical application of advanced engineering and information technology tools, techniques and methods to create value-added solutions. For the year ended December 31, 2004, we generated approximately 77% of our revenue as a prime contractor, where we delivered many mission critical services and solutions. Serving as a prime contractor in close proximity to our customers has allowed us to maintain long-standing relationships that have been important to our growth. We have provided services to the U.S. Air Force since our founding, the U.S. Army for 16 years and NASA for 11 years.

We believe we are well positioned to continue our internal revenue growth by leveraging our existing customer relationships and diverse array of contract vehicles, including General Service Administration (GSA) schedules and Blanket Purchase Agreements (BPAs). Our contract base is well diversified with in excess of 100 active contracts, not including task orders on GSA contracts and major government-wide acquisition contracts (GWACs). As of December 31, 2004, we had in excess of 500 task orders under these contracts. In July 2001, we were one of six awardees of the U.S. Air Force's Flexible Acquisition and Sustainment Tool (FAST) contract with a ceiling of $7.4 billion. From the inception of the FAST contract through December 31, 2004, we have been awarded over half of the dollar value of the $1.7 billion in task orders that have been competitively bid, based on the aggregate potential value of these task orders and assuming the exercise of all option periods. As of December 31, 2004, we have been awarded over 75 task orders under the FAST contract with a remaining potential award value of approximately $914.0 million if all options are exercised. We have the potential to compete for hundreds of millions of dollars in task orders over the remaining contract life of approximately three and a half years, as the U.S. Air Force maintains and modernizes aircraft and weapons systems. Additionally, during the third quarter of 2004, we were awarded an 18-month U.S. Army contract worth over $35.0 million to reconstitute its 1st Armored Division in Germany, which extends and expands our activities in reconstituting the U.S. Army's combat equipment. We should recognize our first revenue on this contract in the second quarter of 2005.

Acquisitions

We employ a highly disciplined process to evaluate the strategic, financial, operational and legal aspects of acquisitions. Since our initial public offering, we have completed six strategic acquisitions. Each of the acquired businesses has been accretive to earnings and has expanded our customer reach and technical capabilities.

AMCOMP. In October 2002, we acquired all of the outstanding capital stock of AMCOMP Corporation (AMCOMP). AMCOMP provides engineering, information technology and other technical services, primarily in the areas of space systems and global positioning systems, to the Department of Defense and other government agencies. The initial purchase price was $7.3 million. In both April 2003 and 2004, we paid additional consideration of $1.1 million to the former shareholders of AMCOMP as a result of the achievement of certain performance goals under an earn-out provision in the stock purchase agreement. We accrued an additional $1.1 million of consideration in December 2004 for the achievement of certain performance goals under the 2004 earn-out provision in the stock purchase agreement. We expect to make this payment in the second quarter of 2005. It is anticipated that we will realize certain income tax benefits in future periods as a result of the AMCOMP shareholders agreeing to a Section 338(h)(10) election under the Internal Revenue Code of 1986.

ICI. In October 2003, we acquired all of the outstanding capital stock of International Consultants, Inc. (ICI). ICI specializes in program management, information technology and logistics management services. ICI provides support to customers such as the U.S. Army Forces Command (FORSCOM) and the Tank-Automotive and Armaments Command (TACOM). The initial purchase price was $10.2 million, which consisted of shares of our common stock with a value of $2.4 million, the repayment of $7.5 million of ICI's indebtedness at the closing and $0.3 million for related acquisition costs. During 2004, we paid additional consideration of $5.7 million, which consisted of shares of our common stock with a value of $4.5 million and $1.2 million in cash, to the former shareholders of ICI as the result of the achievement of certain performance goals. We also accrued an additional $3.0 million of purchase consideration in December 2004 for the achievement of certain performance goals under the 2004 earn-out and contingency provisions. This payment was made in the first quarter of 2005, and the consideration consisted of shares of our common stock with a value of $2.5 million and $0.5 million in cash.

Vitronics. In October 2003, we acquired all of the outstanding capital stock of Vitronics Inc. (Vitronics). Vitronics specializes in systems engineering, information technology, software development, command and control systems integration and urban warfare technologies. Vitronics' key customers include the U.S. Army's Communications Electronics Command (CECOM), the Research Development and Engineering Command (RDECOM) and the Defense Advanced Research Projects Agency (DARPA). The initial purchase price, including related acquisition costs, was approximately $9.0 million. Under an earn-out provision in the stock purchase agreement, we accrued an additional $0.8 million of consideration in December 2004 for the achievement of certain performance goals under the 2004 earn-out provision, which amount will be paid in 2005. It is anticipated that we will realize certain income tax benefits in future periods as a result of the Vitronics shareholders agreeing to a Section 338(h)(10) election under the Internal Revenue Code of 1986.

CTI. On July 1, 2004, we acquired all of the outstanding capital stock of Command Technologies, Inc. (CTI) from CTI's shareholders. CTI's customer base consists primarily of the Department of Defense and national security agencies, and CTI specializes in professional and technical services, information technology, and technology applications for training, simulation, and modeling. The initial purchase price was $45.0 million, which was paid from cash on hand at closing. The purchase price was reduced by $0.7 million in December 2004 as a result of the release from the escrow. An additional $4.5 million of initial purchase price is being held in escrow until December 2005 to satisfy any general indemnification obligations under the stock purchase agreement. It is anticipated that the Company will realize income tax benefits with a net present value of approximately $9 million in future periods as the result of CTI shareholders agreeing to a Section 338(h)(10) election under the Internal Revenue Code of 1986.

OnBoard. In January 2005, we purchased all of the outstanding capital stock of OnBoard Software, Inc. (OnBoard) from its sole shareholder. OnBoard's customer base consists primarily of the U.S. Air Force and large prime contractors for the Department of Defense, and OnBoard supports programs with technical development for a wide range of innovative and cost-effective hardware/software systems. The initial purchase price was $34.1 million, which was paid from cash on hand at closing. In addition, OnBoard's shareholder may receive additional cash payments through 2007 if certain operating goals are achieved. It is anticipated that the Company will realize income tax benefits with a net present value of approximately $7 million in future periods as the result of the OnBoard shareholder agreeing to a Section 338(h)(10) election under the Internal Revenue Code of 1986.

MTI. In February 2005, we purchased all of the outstanding capital stock of Manufacturing Technology, Inc. (MTI). MTI's customer base consists primarily of the U.S. Air Force, the U.S. Navy, and large prime contractors for the Department of Defense, and MTI supports sensitive government programs and specializes in total product life cycle support for electronic and other systems used in military and commercial applications. The initial purchase was $70.0 million paid in cash at closing, of which approximately $2.0 million was from available cash on hand and $68.0 million of which was borrowed under our revolving credit facility. MTI shareholders may receive additional cash payments of up to $5.0 million if certain operating goals are achieved in 2005. It is also anticipated that the Company will realize income tax benefits with a net present value of approximately $12 million in future periods as the result of the MTI shareholders agreeing to a Section 338(h)(10) election under the Internal Revenue Code of 1986.

Our Services and Solutions

We operate through four principal service areas, which are offered separately or in combination across our customer base:

Systems Engineering and Technical Services. We offer a broad range of systems engineering and technical services to enhance the functionality and performance of defense systems, weapons platforms, battlefield personnel and delivery systems. Our systems engineering and technical services include determination of systems requirements and goals, rapid prototyping, design, development and integration of new systems, and subsequent sustainment and support. We evaluate system designs to determine if performance enhancements or cost savings can be derived through the integration of new technologies. Our engineering services also include reverse engineering older systems, modeling and simulation of proposed systems, and performance testing of prototypes and final systems.

Information Technology. We design, develop, upgrade and integrate complex, mission-critical information technology systems. Our services also include security engineering, network design, software development, enterprise application integration, database development, test and evaluation, configuration management, training and implementation support. We also provide simulation and modeling services that enable us to evaluate the efficiency and value of technology systems before they are implemented. Some of our engagements include the web-enablement and integration of legacy business systems, allowing our customers to benefit from their prior investments. We also design, install and maintain local area and wide area networks.

Intelligence. We provide Command, Control, Communications, Computers, Intelligence, Surveillance, and Reconnaissance (C4ISR) services to intelligence agencies. In connection with these services, we design, develop and manage reconnaissance platforms, real-time signal processing systems, sensors, ground stations and data links, as well as evaluate and support ongoing operational intelligence collection activities. We offer specialized capabilities such as airborne and space intelligence, surveillance and reconnaissance (ISR), signals and imagery intelligence, and strategic warfare planning. We also support a variety of data collection and analysis activities. We maintain a fully accredited Sensitive Compartmented Information Facility (SCIF) including communications and processing capabilities for technical support of specialized systems and sensitive technologies. Much of this work is tightly controlled within compartmented and special access security channels.

Program Management. We provide program management support that extends the useful life of existing defense systems and reduces life-cycle costs, and sustains these systems in combat. Program management activities include developing and implementing acquisition strategies, cost modeling, identification of suppliers and vendors, provision planning, contract performance monitoring, program planning and scheduling, financial management, operational effectiveness analysis, risk analysis and security planning. Specifically, we provide engineering and sustainment support, and modifications of and upgrades to defense systems featuring new sensor devices, radios, engines and other electronic components. We are involved in support programs to extend the service of aging aircraft and other defense systems and components, which includes the sourcing and repair of diminishing parts for our customers. In addition, it is not uncommon for our other service offerings to lead to program management services, such as in the case of the Roll-On Beyond Line-of-Sight Enhancement (ROBE), Forward Looking Infrared (FLIR) and MH-53 modification programs. Our program management capabilities are now being expanded to support the readiness of active duty and National Guard organizations committed to combat operations.

Our Core Capabilities

We apply the following core capabilities across our four service areas described above:

Systems Support. We provide complete life-cycle support of military, defense, intelligence and information technology systems. The activities start with requirements analysis and system design, and then move to acquisition and integration of these systems. We continue our support into the operation and support phases and provide continuing improvements and sustainment; and, when systems are committed to combat operations, perform reconstitution activities upon redeployment.

Acquisition Management. We assist our customers with strategy and planning, cost analysis, scheduling and delivery assessment for the acquisition of systems and services. Many of our managers previously served as acquisition managers for the government and have extensive knowledge of the process and program needs.

Systems Integration. We provide systems integration of hardware and software components for our customers' legacy systems. We analyze customer systems, applications and platforms and develop solutions to sustain or improve system performance and increase system availability.

Network Design and Maintenance. We provide network support services for complex communications systems. Our communications engineers and technicians provide site surveys, engineering and installation support for local area networks, wide area networks, telephone switches and cable plants, including the installation of fiber-optic cable systems at government facilities throughout the world.

Information Assurance. We provide comprehensive information assurance programs that assess and implement integrated physical, technical, operations, personnel, computer and communication security requirements, including disaster recovery assessment. We design, test and certify security systems as well as perform audits and inspections. These services are provided for both classified and unclassified systems.

Logistics Management. We design and develop integrated logistics support plans designed to optimize the deployment, readiness, performance and subsequent extraction of military personnel and equipment. We also design sophisticated platforms that coordinate and integrate information management systems.

Testing and Evaluation. We test and evaluate complex, mission-critical hardware and software systems. Our services improve the performance, reliability, maintainability, supportability and effectiveness of many defense and weapon systems. We develop and operate customized testing and evaluation facilities that are both fixed and mobile.

Business Process Outsourcing. We assist customers in the management of certain supply processes to improve performance and reduce costs. We develop training programs, define meaningful performance metrics, support process definition and reengineering, perform cost modeling and source and procure parts.

The following chart shows how our core capabilities cross over our four service areas:

Capabilities by Service Area

	Systems Engineering and Technical Services	Information Technology	Intelligence (C4ISR)	Program Management
Systems Support	□	□	□	□
Acquisition Management	□	□	□	□
Systems Integration	□	□	□	□
Network Design and Maintenance	O	□	□	
Information Assurance	O	□	O	O
Logistics Activities	□	□	O	□
Testing and Evaluation	□	O	O	□
Business Process Outsourcing	O	O		□

Major Area of Emphasis: □
Supporting Area of Emphasis: O

Our Customers

Our customers are primarily U.S. federal government intelligence, military and civilian agencies. Our revenue derived from federal government customers, consisting primarily of the Department of Defense and the intelligence community, accounted for about 96%, 95%, and 87% of our total revenue for the years ended December 31, 2004, 2003, and 2002, respectively. Our federal government customers typically exercise independent contracting authority so that even offices or divisions within an agency may, either directly or through a prime contractor, use our services as separate customers so long as the customers have independent decision making and contracting authority within their organizations. For the year ended December 31, 2004, we derived approximately 77% of our revenue as a prime contractor and approximately 23% of our revenue as a subcontractor to other defense companies.

Our Diverse Contract Vehicles

We compete for task orders through a variety of arrangements or contract vehicles. Our vehicles include GWACs, BPAs, GSA schedules and indefinite delivery, indefinite quantity (IDIQ) contracts. We have contract vehicles in each of our service areas, allowing us to compete for business from a variety of customers. In addition, we have several blanket arrangements under which we can work with customers in multiple service areas. Our contract vehicles are structured with various terms and include time-and-materials, fixed-price and cost-plus contracts. Approximately 26% of our revenue for the year ended December 31, 2004 was under the FAST contract. Our tasks under the FAST contract support or have supported 17 different customer organizations using over 75 individual task orders. In prior years, we performed a portion of the work we are now performing on the FAST contract on other contract vehicles. While we continue to increase the amount of revenue earned using the FAST contract, we believe that the broad array of engineering, technical and management services we provide to the federal government through various contract vehicles allows for diversified business growth. Also, approximately 9% of our revenue for the year ended December 31, 2004 was under one contract vehicle, the Aeronautical Systems Center Blanket Purchase Agreement (ASC/BPA). The ASC/BPA, which was originally awarded as a small business set-aside contract, expires on August 7, 2005, and the replacement contract will also be a small business set-aside contract for which we will not qualify to bid as a prime contractor. While we believe we have a viable strategy to retain the bulk of our work and profitability on the replacement contract by becoming a subcontractor for a number of small businesses bidding on the re-compete, our ability to retain work under the replacement contract is uncertain. It is possible that some of our current work under the ASC/BPA could be converted to GSA schedules or other contract vehicles.

Our contract base is well diversified with in excess of 100 active contract vehicles, not including task orders on GSA contracts and major GWACs. As of December 31, 2004, we had in excess of 500 task orders under these contracts. The typical initial terms for our government contracts range from three years to five years, with most having an initial term of three years. The customer may extend the contracts for additional years.

The following table identifies some of our GSA, GWAC and IDIQ contract vehicles that have undefined scopes and significant ceilings:

	Period of Performance		Option		Current
	Start	End	End Date	Customer	Ceiling
FAST	09/26/01	09/25/06	09/25/08	U.S. Air Force	$7.4 billion
GSA corporate contract	07/01/01	02/28/10	02/28/20	GSA	No ceiling
Special Operations Forces—Support Services Contract II (SOC-SSSC II)	09/03/02	09/02/07	09/02/17	U.S. Air Force	$440 million
ASC/BPA	08/08/00	08/07/05	None	U.S. Air Force	No ceiling
MTC GSA Professional Engineering Services (PES)	11/17/99	03/03/10	03/3/15	GSA	No ceiling
CTI GSA Professional Engineering Services (PES)	10/20/00	09/30/09	10/19/15	GSA	No ceiling
Technical Acquisition Support Services	03/31/00	03/30/06	None	U.S. Air Force	No ceiling
Tank-Automotive and Armaments Command (TACOM)OMNIBUS I	06/17/99	12/30/05	None	U.S. Army	$22.5 million
Tank-Automotive and Armaments Command (TACOM) OMNIBUS II	12/20/02	12/20/07	None	U.S. Army	$19.0 million
Program Executive Office/Program Manager (PEO-PM) Soldier Systems	01/01/03	12/31/07	None	U.S. Army	$40.0 million
GSA Management, Organizational and Business Improvement Services (MOBIS)	06/15/99	06/14/09	None	GSA	No ceiling
MTC GSA Logistics Worldwide (LOG WORLD)	08/20/02	08/19/07	08/19/17	GSA	No ceiling
CTI GSA Logistics Worldwide (LOG WORLD)	04/26/02	04/25/07	04/25/17	GSA	No ceiling
Commercial Enterprise Omnibus Support Services (CEOss) BPA	08/19/03	08/18/08	08/18/18	GSA	No ceiling
Logistics Joint Administrative and Management Support Services (LOGJAMMS)	01/10/05	01/09/06	01/09/10	Army	$54.4 million
GSA Tri-Service Standoff Attack Missile (TSSAM) BPA	10/22/04	10/21/05	10/21/09	GSA	No ceiling

Backlog

Backlog, which consists of funded and unfunded portions, is our estimate of the remaining future revenue from existing signed contracts, assuming the exercise of all options relating to those contracts. This estimate includes revenue for solutions that we believe will be provided in the future under the terms of executed, multiple-award contracts in which we are not the sole provider, meaning that the customers could turn to our competitors to fulfill the contract. It also includes an estimate of revenue on existing task orders that are under IDIQ contracts.

We define funded backlog as the portion of backlog for which funding currently is appropriated and obligated to us under the contract by the purchasing agency or otherwise authorized for payment to us by the customers upon completion of a specified portion of work, less revenue previously recognized. Our funded backlog does not include the full potential value of our contracts because Congress often appropriates funds for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance over a number of years.

We define unfunded backlog as the net of the total estimated potential value of our contracts, less revenue recognized to date. Our assessment of a contract's potential value is based upon factors such as historical trends, competition and budget availability. However, there can be no assurance that the unfunded contract value will be realized as contract revenue or earnings. We review unfunded backlog on a quarterly basis to determine whether any adjustments are necessary.

The primary source of our backlog is contracts with the federal government. Our estimated backlog at the end of the two most recently completed fiscal years was as follows:

	December 31, 2004	December 31, 2003
Estimated Total Backlog	$ 1.5 billion	$ 1.3 billion
Funded Backlog	$316 million	$166 million

Of our funded backlog as of December 31, 2004, approximately 35.6%, or $112.4 million, will remain at the end of the 2005 fiscal year. We have increased our funded backlog by $150 million from December 31, 2003, primarily due to the 2004 acquisition of CTI and funding increases in the FAST, TACOM OMNIBUS, LOGJAMMS, PM Soldier Systems and other contracts. Although our funded backlog at December 31, 2004, was approximately 116% of our revenue for the year ended December 31, 2004, we feel that a more typical funded backlog is in the range of 40% to 60% of trailing twelve-month revenue.

Sales and Marketing

We have a highly disciplined sales and marketing process that utilizes the relationships of our senior management and business development staff. We also seek to leverage existing customer relationships and respond to competitive solicitations. We identify, assess and respond to new business opportunities quickly. We draw on the experience and knowledge of senior personnel across the company, including those working on-site with our customers. We have also established a formal process for evaluating new business opportunities and use our tracking systems to track the status of each bid opportunity. We have effectively used GSA contracts to respond quickly to emerging customer requirements.

To supplement and complement our core competencies, we have relationships with industry partners that enable us to work together on contracts. While we are the prime contractor on most of our contracts, we serve as subcontractor when teaming in that manner furthers our goals of expanding our customer base or pursuing high growth markets.

Foreign Operations

For the years ended December 31, 2004, 2003 and 2002, 100% of our revenue was derived from services provided under contracts with U.S.-based customers. We treat sales to United States government customers as sales within the United States, regardless of where the services are performed.

Employees

As of December 31, 2004, we had approximately 2,100 employees, including approximately 65% with the necessary credentials to work on sensitive government projects, including approximately 15% with the necessary credentials to work on the federal government's most sensitive projects. Obtaining these credentials requires a candidate to be sponsored by the government with respect to a particular requirement, entails extensive background investigations that typically take from six months to a year or more and, for the more restricted access, requires successful completion of polygraph testing. Non-technical employees serve primarily in support roles. None of our employees is a party to any collective bargaining agreements. We consider our relations with employees to be good.

We believe that we are successful in retaining our employees by offering competitive salary structures, attractive incentive compensation and benefits programs, career growth opportunities, flexibility in work assignments and the opportunity to perform mission-critical services, often in classified environments. Before we pursue external recruiting, we typically offer our current employees the opportunity to respond to new internal job opportunities.

Competition

We believe that the major competitive factors in our market are strong customer relationships, a reputation for quality, a record of successful past contract performance, a seasoned management team with domain expertise, and a staff with distinctive technical competencies, security clearances and competitive prices. Our key competitors currently include: divisions of large defense contractors, such as Boeing, Lockheed Martin, Northrop Grumman, Raytheon, and L-3 Communications; engineering and technical services firms, such as SAIC, Jacobs Engineering Group and Anteon; and information technology service companies, such as CACI International, Computer Sciences Corporation and DynCorp. Our strategy to compete with these companies includes growing our business with existing customers by targeting new outsourcing opportunities and expanding our customer base by targeting potential U.S. Air Force, U.S. Army and intelligence community customers. As part of our competitive strategy, we plan to expand our geographic coverage and customer base by selectively pursuing strategic acquisitions of other service providers. We envision pursuing acquisitions of companies valued between $10 million and $100 million. We expect that competition in this field will intensify in the future. Some of our competitors have longer operating histories, significantly greater research and development, financial, technological, marketing and human resources capabilities, as well as greater name recognition and a larger customer base than we have.

Intellectual Property

Our solutions are not generally dependent upon patent protection, but we do file patents when our inventions are solely of MTC origin or the contract with our customer otherwise allows us to. To protect our trade secrets, we routinely enter into confidentiality and non-disclosure agreements with our employees, consultants, subcontractors and prospective consultants and subcontractors.

Our rights in intellectual property that we develop depend in part on the degree to which the intellectual property is developed with our private funds, rather than with funds of the federal government. Our federal government contracts routinely provide that we may retain ownership rights in works of authorship and inventions developed during the performance of those contracts. However, the rights granted to the federal government are, from time to time, the subject of negotiation and typically include the right of the federal government to use and share our intellectual property with other government contractors, making it impossible for us to prevent their non-exclusive use of our intellectual property. Our ability to protect our rights in intellectual property developed or delivered under government contracts also is dependent upon our compliance with applicable federal procurement statutes and regulations. There can be no assurance that the steps we take to protect our intellectual property will be adequate to deter misappropriation or to prevent use by others of our intellectual property.

Risk Factors

RISKS RELATED TO OUR BUSINESS

We are dependent on contracts with the U.S. federal government for substantially all of our revenue.

For the year ended December 31, 2004, we derived over 96% of our revenue from federal government contracts, either as a prime contractor or a subcontractor. We expect that federal government contracts will continue to be the primary source of our revenue for the foreseeable future. If we were suspended or debarred from contracting with the federal government generally, or any significant agency in the intelligence community or Department of Defense; or if our reputation or relationship with government agencies were impaired or the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, prospects, financial condition or operating results would be materially harmed.

We could be debarred or suspended for, among other things, actions or omissions that are deemed by the government to be so serious or compelling that they affect our contractual responsibilities. For example, we could be debarred for committing a fraud or criminal offense in connection with obtaining, attempting to obtain or performing a contract, or for embezzlement, fraud, forgery, falsification or other causes identified in Subpart 9.4 of the Federal Acquisition Regulations. In addition, changes in federal government contracting policies could directly affect our financial performance. Among the factors that could materially adversely affect our federal government contracting business are:

- budgetary constraints affecting federal government spending generally, or defense and intelligence spending in particular, and annual changes in fiscal policies or available funding;
- changes in federal government programs, priorities, procurement policies or requirements;
- new legislation, regulations or government union pressures, on the nature and amount of services the government may obtain from private contractors;
- federal governmental shutdowns (such as occurred during the government's 1996 fiscal year) and other potential delays in the government appropriations process; and
- delays in the payment of our invoices by government payment offices due to problems with, or upgrades to, government information systems, or for other reasons.

These or other factors could cause federal governmental agencies, or prime contractors where we are acting as a subcontractor, to reduce their purchases under contracts, to exercise their right to terminate contracts or to not exercise options to renew contracts, any of which could have a material adverse effect on our financial condition and operating results.

Our FAST contract is likely to affect our operating results.

The FAST contract is a multiple award, IDIQ contract with a $7.4 billion ceiling supporting the U.S. Air Force over its approximate three and a half year remaining life. The FAST contract accounted for approximately 26% of our 2004 revenue. If the FAST contract is terminated, or if we fail to be awarded tasks as anticipated, our revenue growth could suffer. Although we believe the FAST contract presents an opportunity for significant additional growth and expansion of our services, we expect that many of the task orders we may be awarded under the FAST contract will be for program management services, which historically have been less profitable than our other activities. In addition, the FAST contract involves a significantly greater use of subcontractors than we have used historically. Margins on subcontractor-based revenue are typically lower than the margins on our direct work. Since the FAST contract is expected to be a significant part of our business for the next several years, we anticipate our operating income, as a percentage of total revenue, will diminish, although we anticipate it will grow in absolute dollars.

We face competition, including under the FAST contract, from other firms, some of which have substantially greater resources, industry presence and name recognition.

We operate in highly competitive markets and generally encounter intense competition to win contracts and task orders. We compete with many other firms, ranging from small specialized firms to large diversified firms, some of which have substantially greater financial, management and marketing resources than we do. For example, under the FAST contract, we regularly compete for task orders with companies that have annual operating revenue exceeding $20 billion. Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as geographic presence, price and the availability of key professional personnel. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, prospects, financial condition or operating results.

Our revenue will be adversely affected if we are unable to retain work previously performed under the ASC/ BPA when it expires in August 2005.

Historically, a significant amount of our revenue has been earned under the ASC/BPA. For example, revenue under the ASC/BPA was approximately 9%, 13%, and 20% of our total revenue for the years ended December 31, 2004, 2003, and 2002, respectively, and the largest task order under the ASC/BPA amounted to approximately 1%, 2%, and 2% of our total revenue for the years ended December 31, 2004, 2003, and 2002, respectively. The ASC/BPA, which was originally awarded as a small business set aside contract, expires on August 7, 2005 and the replacement contract will also be a small business set-aside contract for which we will not qualify to bid as a prime contractor. While we believe we have a viable strategy to retain the bulk of our work and profitability on the replacement contract by becoming a subcontractor for a number of small businesses bidding on the re-compete, our ability to retain work under the replacement contract is uncertain. It is possible that some of our current work under the ASC/BPA could be converted to GSA schedules or other contract vehicles.

If our subcontractors fail to perform their contractual obligations, our prime contract performance and our ability to obtain future business could be materially and adversely impacted.

Our performance of government contracts may involve the issuance of subcontracts to other companies upon which we rely to perform all or a portion of the work we are obligated to deliver to our customers. There is a risk that we may have disputes with subcontractors concerning a number of issues, including the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, or our decision not to extend existing task orders or issue new task orders under a subcontract. A failure by one or more of our subcontractors to satisfactorily deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services may materially and adversely impact our ability to perform our obligations as a prime contractor. As we continue to expand into the program management area under the FAST contract, our exposure to this risk will increase as a result of our reliance on subcontractors that provide specialized products. In extreme cases, subcontractor performance deficiencies could result in the government terminating our contract for default. A default termination could expose us to liability for excess costs of reprocurement by the government and have a material adverse effect on our ability to compete for future contracts and task orders.

Each of our contract types, to differing degrees, involves the risk that we could underestimate our costs, and, accordingly, a change in our contract mix could increase our risk of incurring losses.

We enter into three types of federal government contracts for our services: time-and-materials, fixed-price and cost-plus. For the year ended December 31, 2004, we derived 53%, 30%, and 17% of our revenue from time-and-materials, fixed-price and cost-plus contracts, respectively. For 2003, these percentages of revenue were 50%, 35%, and 15%, respectively. For 2002, these percentages were 61%, 24%, and 15%, respectively.

Each of these types of contracts, to differing degrees, involves the risk that we could underestimate our cost of performance, which may result in a reduced profit or a loss on the contract for us. Under time-and-materials contracts, we are reimbursed for labor at negotiated hourly billing rates and for certain expenses. We assume minimal financial risk on time-and-materials contracts because we only assume the risk of performing those contracts at negotiated hourly rates. Under fixed-price contracts, we perform specific tasks for a fixed price, which means we assume higher risk. Compared to time-and-materials and cost-plus contracts, fixed-price contracts generally offer higher margin opportunities, but involve greater financial risk because we bear the impact of cost overruns and receive the benefit of cost savings. Under cost-plus contracts, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. To the extent that the actual costs incurred in performing a cost-plus contract are within the contract ceiling and allowable under the terms of the contract and applicable regulations, we are entitled to reimbursement of our costs, plus a profit. However, if our costs exceed the ceiling or are not allowable under the terms of the contract or applicable regulations, we may not be able to recover those costs. Because we assume the most risk for cost overruns and contingent losses on fixed-price contracts, an increase in the percentage of fixed-price contracts in our contract mix would increase our risk of suffering losses.

Our profits could be adversely affected if our costs under any of these contracts exceed the assumptions we used in bidding for the contract. Although we believe that we have recorded adequate provisions in our consolidated financial statements for losses on our contracts, our contract loss provisions may not be adequate to cover all actual losses that we may incur in the future.

Our quarterly operating results may vary widely.

Our quarterly revenue and operating results may fluctuate significantly in the future. A number of factors cause our revenue, cash flow and operating results to vary from quarter to quarter, including:

- fluctuations in revenue earned on fixed-price contracts and contracts with a performance-based fee structure;
- commencement, completion or termination of contracts during any particular quarter;
- timing of spending activities by the federal government;
- variable purchasing patterns under government GSA schedules, BPAs and IDIQ contracts;
- changes in Presidential administrations, Congressional majorities and other senior federal government officials that affect the funding of programs;
- changes in policy or budgetary measures that adversely affect government contracts in general;
- the timing, nature and cost of hardware requirements for our program management services, particularly in light of our expected expansion of these services under the FAST contract; and
- scheduling of holidays and vacations, which reduce revenue without a significant reduction in costs.

Changes in the volume of services provided under existing contracts and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flow from operations because a relatively large amount of our expenses are fixed. We incur significant operating expenses during the start-up and early stages of large contracts and typically do not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when contracts expire, are terminated or are not renewed. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures of governmental budgets to gain Congressional and Executive approval in a timely manner.

Our senior management is important to our customer relationships.

We believe that our success depends in large part on the continued contributions of our senior management team. We rely on our executive officers and senior managers to generate business and execute programs successfully. In addition, the relationships and reputations that members of our management team have established and continue to maintain with government and military personnel contribute to our ability to maintain good customer relations and to identify new business opportunities. The loss of any member of our senior management team could impair our ability to identify and secure new contracts.

Failure to maintain strong relationships with other contractors or subcontractors could result in a decline in our revenue.

For the years ended December 31, 2004, 2003, and 2002, we derived approximately 23%, 17%, and 23%, respectively, of our revenue from contracts in which we acted as a subcontractor to other contractors or from teaming activities in which we and other contractors bid on and execute particular contracts or programs. We expect to continue to depend on relationships with other contractors for a portion of our revenue in the foreseeable future. Our business, prospects, financial condition or operating results could be adversely affected if other contractors eliminate or reduce their subcontracts or teaming relationships with us, either because they choose to establish relationships with our competitors or because they choose to directly offer services that compete with our business, or if the government terminates or reduces these other contractors' programs or does not award them new contracts. Consolidation in the industry may result in increased cost and lack of availability of subcontractors, which could adversely affect our business, prospects, financial condition or operating results.

We must recruit and retain skilled employees to succeed in our labor-intensive business.

We believe that an integral part of our success is our ability to provide our customers with skilled employees who have advanced information technology and engineering technical services skills and who work well with our customers. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain and grow our business could be negatively impacted. We obtain some of our contracts on the strength of certain personnel our customers consider key to our successful performance under these contracts. If we are unable to hire and retain these key personnel, these customers may not continue to fund the contracts or award task orders to us.

If we fail to manage our growth, including the expansion of our program management activities under the FAST contract, our revenue and earnings could be adversely impacted.

Our business strategy is to continue to expand our operations, including the expansion of our program management activities under the FAST contract. This strategy may strain our management, operational and financial resources. If we make mistakes in deploying our financial or operational resources or fail to hire the additional qualified personnel necessary to support higher levels of business, our revenue and earnings could be adversely affected.

Covenants in our credit facility may restrict our financial and operating flexibility.

As of February 28, 2005, we had $65.5 million in outstanding borrowings under our revolving credit facility. This credit facility expires in December 2006, but can be extended for additional one-year terms by mutual agreement with our lenders. We are subject to certain covenants that limit or restrict our ability, among other things, to: borrow money outside of the amounts committed under our credit facility; make acquisitions; dispose of our assets outside the ordinary course of business; use borrowings for particular purposes; create or hold subsidiaries; transfer equity interests in subsidiaries; extend credit or become a guarantor; encumber our property or assets; invest more than a limited amount in fixed assets or improvements; change our accounting policies or the nature of our business; purchase real estate; merge or consolidate; and pay dividends. The agreement also requires us to maintain specified financial standards relating to our net worth, our fixed charge coverage, our interest coverage and the ratio of our funded indebtedness to our adjusted earnings. We are also subject to other financial covenants that are typical to an agreement of this type. In addition, the ratio of our funded indebtedness to our adjusted earnings can affect the interest rates we pay, even if we satisfy the minimum required standard. Our ability to satisfy these standards can be affected by events beyond our control, and we cannot assure you that we will satisfy them. We have pledged substantially all our personal property to secure our repayment of any borrowings that we make under our credit facility. Any default by us under our credit agreement could have a material adverse effect on our business if our creditors do not waive the default. In addition, any refusal by our lenders to consent to certain transactions could prohibit us from undertaking actions that are necessary to maintain or expand our business.

We may have difficulty identifying and completing acquisitions on favorable terms and, therefore, may grow at slower than anticipated rates.

One of our key growth strategies is to selectively pursue acquisitions of companies that provide services to specific governmental agencies. Since our initial public offering, we have completed acquisitions of six complementary businesses. Through acquisitions, we hope to expand our base of federal government clients, increase the range of solutions that we offer our clients and deepen our penetration of existing clients. We may encounter difficulty identifying suitable acquisition candidates at prices that we consider appropriate. Even if we identify an appropriate acquisition candidate, we may not be able to negotiate satisfactory terms for the acquisition or finance the acquisition. If we fail to complete acquisitions, we may not grow as rapidly as the market expects, which could adversely affect the market price of our common stock.

We may have difficulty integrating the operations of any companies that we acquire, which may adversely affect our results of operations.

The success of our acquisition strategy will depend upon our ability to successfully integrate any businesses that we may acquire into our existing business. The integration of acquired business operations could disrupt our business by resulting in unforeseen operating difficulties, diverting management's attention from day-to-day operations and requiring significant financial resources that would otherwise be used for the ongoing development of our business. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. We also may not realize cost efficiencies or synergies that we anticipated when selecting our acquisition candidates. Further, our decision to acquire a company may not be driven by cost efficiencies, synergies or increasing revenue. For example, we may seek to acquire one or more of our subcontractors because we do not want to risk losing our relationship with the subcontractor if it is acquired by one of our competitors. In addition, we may need to record write-downs from future impairments of intangible assets, which could reduce our future reported earnings. At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition. Any of these outcomes could adversely affect our results of operations.

We may not be able to realize anticipated future income tax benefits, which would adversely affect our earnings.

We anticipate realizing future income tax benefits as a result of the former shareholders of AMCOMP, Vitronics, CTI, OnBoard and MTI agreeing to Section 338(h)(10) elections under the Internal Revenue Code of 1986 in connection with our acquisitions of these companies. However, our ability to realize these income tax benefits is dependent on us continuing to generate earnings. If we are unable to generate earnings or if we sustain substantial losses for the future, our ability to realize these income tax benefits may be limited or even eliminated, which would adversely affect our earnings.

RISKS RELATED TO GOVERNMENT CONTRACTING

Federal government spending priorities may change in a manner adverse to our business.

Our business depends upon continued federal government expenditures on intelligence, defense and other programs that we support. The overall U.S. defense budget declined from time to time in the late 1980s and the early 1990s. While spending authorizations for intelligence and defense-related programs by the government have increased in recent years, and in particular after the September 11, 2001 terrorist attacks, future levels of expenditures and authorizations for those programs may decrease, remain constant or shift to programs in areas where we do not currently provide services. A significant decline in government expenditures, or a shift of expenditures away from programs that we support, could adversely affect our business, prospects, financial condition or operating results.

Our federal government contracts may be terminated by the government at any time, and if we do not replace them, our operating results may be adversely affected.

We derive most of our revenue from federal government contracts that typically span one or more base years and one or more option years. The option periods may cover more than half of the contract's potential duration. Federal government agencies generally have the right not to exercise these option periods. In addition, our contracts typically also contain provisions permitting a government customer to terminate the contract for its convenience, as well as for our default. A decision by a government agency not to exercise option periods or to terminate contracts could result in significant revenue shortfalls.

If the government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. We cannot recover anticipated profit on terminated work. If the government terminates a contract for default, we may not recover even those amounts, and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source.

Federal government contracts contain other provisions that may be unfavorable to contractors.

Federal government contracts contain provisions and are subject to laws and regulations that give the government rights and remedies not typically found in commercial contracts. As described above, these allow the government to terminate a contract for convenience or decline to exercise an option to renew. They also permit the government to do the following:

- reduce or modify contracts or subcontracts;
- cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;
- claim rights in products and systems produced by us; and
- suspend or debar us from doing business with the federal government.

We must comply with complex procurement laws and regulations.

We must comply with and are affected by laws and regulations relating to the formation, administration and performance of federal government contracts, which affect how we do business with our customers and may impose added costs on our business. Among the most significant regulations are:

- the Federal Acquisition Regulations, and agency regulations supplemental to the Federal Acquisition Regulations, which comprehensively regulate the formation, administration and performance of government contracts;
- the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;
- the Cost Accounting Standards and Cost Principles, which impose accounting requirements that govern our right to reimbursement under certain cost-based government contracts; and
- laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Moreover, we are subject to industrial security regulations of the Department of Defense and other federal agencies that are designed to safeguard against foreigners' access to classified information. If we were to come under foreign ownership, control or influence, our federal government customers could terminate or decide not to renew our contracts, and it could impair our ability to obtain new contracts.

Our contracts are subject to audits and cost adjustments by the federal government.

The federal government audits and reviews our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. Like most large government contractors, our direct and indirect contract costs are audited and reviewed on a continual basis. Although audits have been completed on our incurred contract costs through 2001, audits for costs incurred or work performed after 2001 remain ongoing and, for much of our work in recent years, have not yet commenced. In addition, non-audit reviews by the government may still be conducted on all our government contracts. An audit of our work, including an audit of work performed by companies we have acquired or may acquire, could result in a substantial adjustment to our revenue because any costs found to be improperly allocated to a specific contract will not be reimbursed, and revenue we have already recognized may need to be refunded. If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of claims and profits, suspension of payments, treble damages, statutory penalties, fines and suspension or debarment from doing business with federal government agencies, which could materially adversely affect our business, prospects, financial condition or operating results. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us.

Restrictions on or other changes to the federal government's use of service contracts may harm our operating results.

We derive a significant amount of revenue from service contracts with the federal government. The government may face restrictions from new legislation, regulations or government union pressures on the nature and amount of services the government may obtain from private contractors. For example, the Truthfulness, Responsibility and Accountability in Contracting Act, proposed in 2001, would have limited and severely delayed the government's ability to use private service contractors. Although this proposal was not enacted, it or similar legislation could be proposed at any time. Any reduction in the government's use of private contractors to provide services would adversely impact our business.

Our participation in the competitive bidding process, from which we derive significant revenue, presents a number of risks.

We derive significant revenue from federal government contracts that were awarded through a competitive bidding process. Most of the business that we expect to seek in the foreseeable future likely will be awarded through competitive bidding. Competitive bidding presents a number of risks, including the:

- need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;
- substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us;
- need to accurately estimate the resources and cost structure that will be required to service any contract we are awarded; and
- expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

In addition, pricing pressures may arise from increased competition and therefore reduce our operating margins.

If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for services that are provided under those contracts for a number of years. If we are unable to consistently win new contract awards over any extended period, our business and prospects will be adversely affected.

We may not receive the full amount authorized under contracts that we have entered into and may not accurately estimate our backlog and GSA schedule contract value.

The maximum contract value specified under a government contract that we enter into is not necessarily indicative of revenue that we will realize under that contract. For example, we derive some of our revenue from government contracts in which we are not the sole provider, meaning that the government could turn to other companies to fulfill the contract, and from IDIQ contracts, which specify a maximum but only a nominal minimum amount of goods or services that may be provided under the contract. In addition, Congress often appropriates funds for a particular program on a yearly basis, even though the contract may call for performance that is expected to take a number of years. As a result, contracts typically are only partially-funded at any point during their term, and all or some of the work to be performed under the contracts may remain unfunded unless and until Congress makes subsequent appropriations and the procuring agency allocates funding to the contract. As described above, most of our existing contracts are subject to modification and termination at the federal government's discretion. Moreover, we cannot assure you that any contract included in our estimated contract value that generates revenue will be profitable. Nevertheless, we look at these contract values, including values based on the assumed exercise of options relating to these contracts, in estimating the amount of our backlog. Because we may not receive the full amount we expect under a contract, our backlog may not accurately estimate our revenue. Also, in recent years we have been deriving an increasing percentage of our revenue under GSA schedules. GSA schedules are procurement vehicles under which government agencies may, but are not required to, purchase professional services or products. We have developed a method of calculating GSA schedule value that we use to evaluate estimates for the revenue we may receive under our GSA schedules. We believe our method of determining GSA schedule value is based on reasonable estimates and assumptions. However, there can be no assurance that our methodology accurately estimates GSA schedule value. Estimates of future revenue included in backlog and GSA schedule value are not necessarily precise and the receipt and timing of any of this revenue is subject to various contingencies, many of which are beyond our control. For a discussion of these contingencies, see "Backlog" above. We may never realize the revenue on programs included in backlog and GSA schedule value.

Security breaches in classified government systems could adversely affect our business.

Many of the programs we support and systems we develop, install and maintain involve managing and protecting information involved in intelligence, national security and other classified government functions. A security breach in one of these systems could cause serious harm to our business, damage our reputation and prevent us from being eligible for further work on critical classified systems for federal government customers. Losses that we could incur from such a security breach could exceed the policy limits that we have for errors and omissions insurance, which generally do not exceed $1 million per task order awarded.

Our business is dependent upon obtaining and maintaining required security clearances.

Many of our federal government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with federal government requirements. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if our employees who hold security clearances terminate employment with us, the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively re-compete on expiring contracts or follow-on task orders.

Our employees may engage in misconduct or other improper activities.

We are exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include intentional failures to comply with federal government procurement regulations and failing to disclose unauthorized activities to us. Employee misconduct could also involve the improper use of our customers' sensitive or classified information, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses.

RISKS RELATED TO OUR COMMON STOCK

Our stock price may be extremely volatile, and you may not be able to resell your shares at or above your acquisition price.

Prior to June 28, 2002, there was no public market for our common stock. An active trading market for our common stock may not be sustained, which could affect your ability to sell your shares.

Additionally, the price of our common stock may fluctuate widely, depending upon many factors, including:

- our perceived prospects;
- the prospects of the information technology and government contracting industries in general;
- differences between our actual financial and operating results and those expected by investors and analysts;
- changes in analysts' recommendations or projections;
- changes in general valuations for information technology and technical services companies; and
- changes in general economic or market conditions and broad market fluctuations.

Sustained threats of terrorist attacks and global unrest contributed to an economic slowdown and to instability in the U.S. and other global financial equity markets. The armed hostilities that were initiated as a result of the September 11, 2001, attacks and future responses by the federal government may lead to further acts of terrorism in the United States or elsewhere, and such developments could cause instability in global financial markets. All of these factors may increase the volatility of, or decrease, our stock price and could have a material adverse effect on your investment in our common stock. As a result, our common stock may trade at prices significantly below your acquisition price, and you could lose all or part of your investment in the event you choose to sell your shares.

Mr. Soin, who is our founder and Chairman of our board of directors, has a significant ownership interest in our company.

Mr. Soin owns or controls approximately 35% of the voting power and outstanding shares of our common stock. Accordingly, Mr. Soin has significant influence on all matters submitted to a vote of the holders of our common stock. Mr. Soin's voting power may have the effect of discouraging transactions involving an actual or a potential change of control of our company, regardless of whether a premium is offered over then-current market prices.

We currently conduct, and in the past we have conducted, business with entities that are controlled by or otherwise related to Mr. Soin.

The interests of Mr. Soin may conflict with the interests of other holders of our common stock.

We have contracts with entities that are owned or controlled by, or otherwise affiliated with, Mr. Soin.

We currently lease one of our properties from B.C. Real Properties, LLC., which is controlled by Mr. Soin. We also utilize aircraft partially owned by us and partially owned by a partnership controlled by Mr. Soin. From time to time, we enter into subcontracting relationships with other government contractors that are affiliated with Mr. Soin. While we believe that the terms and conditions of these agreements with entities owned or controlled by, or otherwise affiliated with, Mr. Soin reflect or will reflect prevailing market conditions, we cannot assure you that they are or will be as favorable to us as the terms and conditions that might be negotiated by independent parties on an arm's-length basis.

A substantial number of shares of our common stock are eligible for sale by Mr. Soin, which could affect the market price of our common stock.

As of December 31, 2004, approximately 15,656,383 shares of our common stock were outstanding. Of these shares, Mr. Soin beneficially owned approximately 35%, of our outstanding common stock, all of which are eligible for sale by Mr. Soin under Rule 144 of the Securities Act, subject to the volume restriction and manner of sale requirements imposed on affiliates.

We cannot predict the effect that any future sales of shares of our common stock by Mr. Soin, or the availability of such shares for sale, will have on the market price of our common stock. We believe that sales of substantial numbers of shares of our common stock by Mr. Soin, or the perception that such sales could occur, could depress or otherwise adversely affect the market price of our common stock, which could make it difficult or impossible for us to sell additional shares of common stock when we need to raise capital.

Under a registration rights agreement, Mr. Soin has "demand" registration rights as well as "piggyback" registration rights in connection with future offerings of our common stock. "Demand" registration rights will allow Mr. Soin to cause us to file a registration statement registering all or some of his shares. "Piggyback" registration rights will require us to provide notice to Mr. Soin if we propose to register any of our securities under the Securities Act and grant him the right to include his shares in our registration statement. If Mr. Soin exercises these registration rights, he will be able to sell his shares included on a registration statement without the volume restriction and manner of sale requirements imposed on affiliates under Rule 144.

Provisions in our charter documents could make a merger, tender offer or proxy contest difficult.

Our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company that stockholders may consider favorable. In addition, provisions in our certificate of incorporation and bylaws and in the Delaware corporate law may make it difficult for stockholders to change the composition of the board of directors in any one year and thus may make it difficult to change the composition of management. Our certificate of incorporation and bylaws:

- authorize the issuance of blank check preferred stock that could be issued by our board of directors to thwart a takeover attempt;
- prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of the stock to elect some directors;
- stagger our board of directors, making it more difficult to elect a majority of the directors on our board and preventing our directors from being removed without cause;

- limit who may call special meetings of stockholders;
- prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;
- establish advance notice requirements for nominating candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
- require that vacancies on our board of directors, including newly created directorships, be filled only by a majority vote of directors then in office.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting the Company from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder.

Executive Officers of the Registrant

The following table identifies our executive officers and indicates their ages and positions as of December 31, 2004:

Name	Age	Position
Rajesh K. Soin	57	Chairman of the Board and Director
David S. Gutridge	58	Chief Executive Officer, Secretary and Director
John E. Longhouser	61	President
Michael I. Gearhardt	50	Chief Financial Officer, Senior Vice President and Treasurer
Donald H. Weisert	61	Chief Operating Officer and Executive Vice President
James C. Clark	63	Executive Vice President
Billy J. Bingham	65	Senior Vice President
Rebecca S. Morgann	57	Vice President, Director of Contracts

Set forth below is biographical information for our executive officers:

Rajesh K. Soin has served as our Chairman of the Board since May 1984 and Chief Executive Officer from 1984 until May 2002. Mr. Soin has also served as Chairman of the Board of Directors and Chief Executive Officer of Soin International, LLC, a holding company previously known as MTC International, LLC and an affiliate of ours, since 1998.

David S. Gutridge has served as our Chief Executive Officer since October 2003 and as Secretary since April 2002. He also served as Chief Financial Officer, Treasurer and Executive Vice President from April 2002 until his appointment as Chief Executive Officer in October 2003. Mr. Gutridge joined us in 1993 and served as a Group President and Chief Operating Officer for us or one of our affiliates until becoming our Chief Financial Officer in April 2002. Prior to joining us, Mr. Gutridge had an extensive business career including approximately 12 years with the *Fortune 500* company, Dayco Corp., where he was a director and held various offices such as Executive Vice President and Chief Financial Officer, and President and Chief Operating Officer. Mr. Gutridge has been a director of ours since 2002.

John E. Longhouser, Retired Major General, U.S. Army, was appointed our President in November 2003. From July 2003 to November 2003, he served as our Senior Vice President for Land Forces and Strategic Planning. Before joining us, he served as Senior Vice President, U.S. Army Programs for Burdeshaw Associates Ltd., a defense industry-consulting firm, from 1997 to 2003. Prior to joining Burdeshaw Associates, Mr. Longhouser served in the U.S. Army for 33 years, managing the Army's combat vehicle programs and culminating with his appointment as Commanding General, U.S. Army Test and Evaluation Command, at Aberdeen Proving Ground, Maryland.

Michael I. Gearhardt has served as our Chief Financial Officer, Senior Vice President and Treasurer since October 2003. From 2001 until he joined us, Mr. Gearhardt served as President for the worldwide operations of Carlisle Power Transmission Products, Inc., an industrial power transmission products manufacturer. From 1991 to 2001, Mr. Gearhardt served in various financial roles within Mark IV Industries, at the time a publicly traded automotive and industrial manufacturing company, including three years as Executive Vice President and Chief Financial Officer of the Industrial Division.

Donald H. Weisert, Retired Colonel, U.S. Air Force, joined us in 1992 and serves as our Executive Vice President and Chief Operating Officer. Mr. Weisert served as our Senior Vice President and Assistant Chief Operating Officer from 2002 to 2003, Vice President and Director from 1999 to 2002, Department Manager from 1994 to 1999 and Program Manager from 1992 to 1994. Prior to joining us, Mr. Weisert served in the U.S. Air Force for 26 years, concluding as the Chief of Engineering and Manufacturing Development of the B-2 Advanced Technology Bomber Program Office.

James C. Clark, Retired Colonel, U.S. Air Force, joined us in 1991 and serves as our Executive Vice President with direct oversight of all our Air Force Programs. Mr. Clark served as our Vice President, Senior Vice President and Director from 1999 to 2002, and in various technical and management positions from 1991 to 1999. Prior to joining us, Mr. Clark served in the U.S. Air Force for 26 years, concluding as the Chief, Logistics Research Division.

Billy J. Bingham, Retired Brigadier General, U.S. Air Force, joined us in 2004 and serves as our Senior Vice President of our National Security Group. Prior to joining us, he served as Senior Vice President of Science Applications International Corporation (SAIC), a research and engineering firm, where he was responsible for its strategic and tactical intelligence business and for oversight of its U.S. Air Force C4ISR activities. Mr. Bingham joined SAIC as director of signals intelligence requirements in 1994 after his retirement from the U.S. Air Force after 30 years of service, concluding as the assistant deputy director for operations and deputy chief, Central Security Service, National Security Agency (NSA).

Rebecca S. Morgann, joined us in 1994 and serves as our Vice President and Director of Contracts. Ms. Morgann served as our Manager of Contracts and our Director of Contracts prior to her promotion to Vice President. Ms. Morgann has more than 25 years experience in contract management and government and commercial purchasing.

Each such officer shall hold such office until a successor is selected and qualified.

Available Information

We make available free of charge on or through our Internet website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Our internet address is http://www.mtctechnologies.com. The information contained on our website is not incorporated by reference in this annual report on Form 10-K and should not be considered a part of this report.

Item 2. Properties

We have maintained our corporate headquarters in Dayton, Ohio since 1984. We presently lease an approximately 60,000 square foot facility at 4032 Linden Avenue. The lease expires on November 16, 2018.

We lease a total of approximately 260,000 square feet in 42 locations throughout the United States. Our aggregate monthly lease payment is approximately $274,000.

We maintain one Sensitive Compartmented Information Facility, comprising approximately 1,000 square feet in Dayton, Ohio. This is a reinforced facility with multiple secure zones, protected electronically and restricted to special classified "need to know" program access. This facility is also cleared for Top-Secret Sensitive Compartmented Information (SCI) and Special Access data handling and storage. Eleven of our other locations in the United States are cleared for secret handling and storage.

Item 3. Legal Proceedings

From time to time, we are involved in legal proceedings arising in the ordinary course of business. We do not believe that any pending litigation will have a material adverse effect on our financial condition, results of operations, or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2004, through the solicitation of proxies or otherwise. We intend to present the following matters to a vote of security holders in connection with the Company's 2005 Annual Meeting of Stockholders on April 20, 2005:

1. Elect three directors
2. Ratify the selection of Ernst & Young LLP as independent accountants
3. Transact any other business that may properly come before the Annual Meeting of Stockholders

PART II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is quoted on the Nasdaq National Market, and began trading under the symbol "MTCT" on June 28, 2002. As of February 28, 2005, there were 15,738,763 shares of common stock outstanding and twelve stockholders of record. The number of stockholders of record is not representative of the number of beneficial stockholders due to the fact that many shares are held by depositories, brokers, or nominees.

The following table lists the high and low per share sales prices for our common stock as quoted on the Nasdaq Stock Market, where the stock trades under the symbol "MTCT" for the periods indicated.

	Sales Price	
	High	Low
Year Ended December 31, 2003		
First quarter	$25.50	$17.10
Second quarter	27.14	16.42
Third quarter	28.40	21.45
Fourth quarter	33.41	22.75
Year Ended December 31, 2004		
First quarter	$31.97	$21.50
Second quarter	27.40	22.96
Third quarter	27.79	23.08
Fourth quarter	35.64	25.92

Dividend Policy

We currently intend to retain any future earnings to support the development and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Our current revolving credit facility has limitations on our ability to pay dividends. In addition, the terms of any future credit agreement may prevent us from paying any dividends or making any distributions or payments with respect to our capital stock.

All of our assets consist of the stock of one of our subsidiaries. We will have to rely upon dividends and other payments from our subsidiaries to generate the funds necessary to make dividend payments, if any, on our common stock. Our subsidiaries, however, are legally distinct from us and have no obligation to pay amounts to us. The ability of our subsidiaries to make dividend and other payments to us is subject to, among other things, the availability of funds, the terms of our subsidiaries' indebtedness and applicable state laws.

Unregistered Sales of Securities

In January 2004, March 2004 and November 2004, we issued an aggregate of 166,842 shares of our common stock, with a value of approximately $4.5 million, to the former shareholders of ICI as the result of the achievement of certain performance goals under the 2004 earn-out and contingency provisions contained in the stock purchase agreement. Shares of our capital stock issued in connection with the earn-out and contingency provisions were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933 provided by Section 4(2) thereof.

Item 6. Selected Financial Statement Data

The tables shown below set forth selected consolidated financial data for the years ended December 31, 2000 through 2004. There were no cash dividends declared or paid in any of the periods presented. Prior to June 28, 2002, we were an S corporation for income tax purposes, and as a consequence, we paid no federal income tax and paid only certain state income taxes.

This selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this document.

	Years Ended December 31,				
	2004	2003	2002	2001	2000
	(in thousands, except share and per share data)				
Income statement data:					
Revenue	$ 273,027	$ 188,707	$ 118,540	$ 92,590	$ 75,961
Cost of revenue	229,622	158,058	96,356	75,248	61,866
Gross profit	43,405	30,649	22,184	17,342	14,095
General and administrative expenses excluding management fees to related party and stock compensation expense	12,098	9,525	7,792	5,074	4,965
Management fees to related party(1)	—	—	556	2,395	2,549
Stock compensation expense(2)	—	—	5,215	—	—
Total general and administrative expenses	12,098	9,525	13,563	7,469	7,514
Intangible asset amortization(3)	2,508	742	119	1,086	471
Operating income	28,799	20,382	8,502	8,787	6,110
Net interest expense (income)	(547)	(288)	160	570	618
Income from continuing operations before income tax expense	29,346	20,670	8,342	8,217	5,492
Income tax expense	11,685	8,181	656	—	—
Income from continuing operations	17,661	12,489	7,686	8,217	5,492
Loss from discontinued operations(4)	—	—	—	(453)	(1,182)
Net income	$ 17,661	$ 12,489	$ 7,686	$ 7,764	$ 4,310
Basic and diluted earnings per common share from continuing operations	$ 1.15	$ 0.95	$ 0.67	$ 0.83	$ 0.56
Weighted average basic shares outstanding	15,300,608	13,083,578	11,405,351	9,887,482	9,887,482
Weighted average diluted shares outstanding	15,347,548	13,185,424	11,538,802	9,887,482	9,887,482
Balance sheet data:					
Working capital	$ 70,968	$ 32,539	$ 36,895	$ 10,115	$ 11,311
Total assets	193,811	102,267	71,488	25,734	41,003
Long-term obligations	—	—	—	13,075	18,418
Stockholders' equity (deficiency in net assets)	147,161	65,235	49,778	(121)	10,913

(1) The management fees to a related party were paid to a wholly owned affiliate of our then sole stockholder. The nature of the services received from the affiliate included our then sole stockholder's services as our Chief Executive Officer, assistance with negotiating financing arrangements, assistance with evaluating acquisition candidates and legal services. These fees ceased on March 31, 2002. Although the management fees have been eliminated, most of these costs have been replaced on an annual recurring basis, and by virtue of being a public company, we now incur certain general and administrative costs not previously incurred.

(2) Non-cash stock compensation expense of $5.2 million was recognized in March 2002, in connection with the issuance to three senior executives of non-qualified options to purchase 415,273 shares of common stock pursuant to Rule 701 under the Securities Act of 1933. The charge represents the difference between the option price of $4.19 and the estimated fair market value of the common stock on the date of grant of $16.75 per share. For more information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note L to our consolidated financial statements.

(3) We adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002, and discontinued the amortization of goodwill as of that date. In addition, we achieved full amortization of the purchase price allocated to the contracts of RJO Enterprises, Inc. in September 2001. The intangible asset amortization recognized in 2002 through 2004 relates to the purchase price allocated to the acquisitions that were made beginning in October 2002.

(4) In anticipation of our initial public offering, we disposed of or discontinued substantially all of our operations that were not related to our core business.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. Portions of this document that are not statements of historical or current fact are forward-looking statements. The forward-looking statements in this document involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as applying to all related forward-looking statements wherever they appear. Our actual results could differ materially from those anticipated in the forward-looking statements. Factors that could cause our actual results to differ materially from those anticipated include, but are not limited to, the following: risks related to the growth of our FAST contract, including strains on resources and decreases in operating margins; federal government audits and cost adjustments; differences between authorized amounts and amounts received by us under government contracts; government customers' failure to exercise options under contracts; changes in federal government (or other applicable) procurement laws, regulations, policies and budgets; our ability to attract and retain qualified personnel; our ability to retain contracts during re-bidding processes; pricing pressures; undertaking acquisitions that might increase our costs or liabilities or be disruptive; integration of acquisitions, including the acquisitions of CTI, MTI, and OnBoard; and changes in general economic and business conditions.

Overview

We provide sophisticated systems engineering, information technology, intelligence and program management services primarily to U.S. defense, intelligence and civilian federal government agencies. Our services encompass the full system life cycle from requirements definition, design, development and integration to upgrade, sustainment and support for mission critical information and weapons systems. For the years ended December 31, 2004, 2003, and 2002, about 96%, 95%, and 87%, respectively, of our revenue was derived from our customers in the Department of Defense and the intelligence community, including the U.S. Air Force, U.S. Army and joint military commands. Having served the Department of Defense since our founding in 1984, we believe we are well positioned to assist the federal government as it conducts the war on global terrorism and modernizes its defense capabilities.

We report operating results and financial data as a single segment and believe our contract base is well diversified. However, a significant amount of our revenue has in recent years been earned under two contracts, the ASC/BPA and the FAST contract. Revenue under the ASC/BPA was approximately 9%, 13%, and 20%, of our total revenue for the years ended December 31, 2004, 2003, and 2002, respectively. The largest task order under the ASC/BPA amounted to approximately 1%, 2%, and 2% of total revenue for the years ended December 31, 2004, 2003, and 2002, respectively. The ASC/BPA, which was originally awarded as a small business set-aside contract, expires on September 30, 2005 and the replacement contract will also be a small business set-aside contract for which we will not qualify to bid as a prime contractor. While we believe we have a viable strategy to retain the bulk of our work and profitability on the replacement contract by becoming a subcontractor for a number of small businesses bidding on the re-compete, our ability to retain work under the replacement contract is uncertain. It is possible that some of our current work under the ASC/BPA could be converted to GSA schedules or other contract vehicles.

In July 2001, we were one of six awardees of the FAST contract with a ceiling of $7.4 billion and with a period of performance, including option years, which extends to 2008. Revenue under the FAST contract was approximately 26%, 33%, and 17%, of total revenue for the years ended December 31, 2004, 2003, and 2002, respectively. FAST contract revenue for the year ended December 31, 2004 was comprised of over 75 separate task orders, the largest of which amounted to approximately 5% of total revenue for that period. In prior years, we performed some of the work we are now performing on the FAST contract on other contract vehicles. While the FAST contract represents a significant percentage of our total revenue, we believe that the broad array of engineering, technical and management services we provide to the federal government through various contract vehicles allows for diversified business growth. No other task order, including individual contracts under our GSA vehicles, accounted for more than 3% of revenue for the year ended December 31, 2004.

Under the FAST contract, we have the potential to compete for hundreds of millions of dollars in task orders over its approximately three and a half year remaining life as the U.S. Air Force maintains and modernizes aircraft and defense systems. As of December 31, 2004, we have been awarded over 75 individual task orders under the FAST contract with a remaining potential award value of approximately $914.0 million if all options are exercised. Although we believe the FAST contract presents an opportunity for significant additional growth and expansion of our services, we expect that many of the task orders we may be awarded under the FAST contract will be for program management services, which historically have been less profitable than our other activities. In addition, the FAST contract involves a significantly greater use of subcontractors than we have used historically. Margins on subcontractor-based revenue are typically lower than the margins on our direct work. Since the FAST contract is expected to be a significant part of our business for the next several years, it is possible that our operating income, as a percentage of total revenue, could diminish, while growing in absolute dollars.

Our federal government contracts, which comprised over 96% of our revenue in 2004, are subject to government audits of our direct and indirect costs. The incurred cost audits have been completed through December 31, 2001 and the rates have been agreed to. We do not anticipate any material adjustment to our financial statements in subsequent periods for audits not yet completed.

For the years ended December 31, 2004, 2003, and 2002, approximately 77%, 83%, and 77%, respectively, of our revenue came from work provided to our customers as a prime contractor and the balance came from work provided as a subcontractor. Approximately 74%, 64%, and 79% of our revenue for the years ended December 31, 2004, 2003, and 2002, respectively, consisted of the work of our employees, and the balance was provided by the work of subcontractors. Our work as a prime contractor on the FAST contract has resulted, and is expected to continue to result, in a significant use of subcontractors. The increased use of subcontractors on the FAST contract has been partially offset by the business model of our recent acquisitions, which typically have not used subcontractors to a great extent.

We typically provide our services under contracts with a base term, often of three years, and option terms, typically two to four additional terms of one year or more, which the customer can exercise on an annual basis. We also have contracts with fixed terms, some extending as long as five or six years. Although we occasionally obtain government contracts for which the contracting agency obligates funding for the full term of the contract, most of our government contracts receive incremental funding, which subjects us to the risks associated with the government's annual appropriations process.

Contract Types. When contracting with our government customers, we enter into one of three basic types of contracts: time-and-materials, fixed-price and cost-plus.

- *Time-and-materials contracts.* Under a time-and-materials contract, we receive a fixed hourly rate for each direct labor hour worked, plus reimbursement for our allowable direct costs. To the extent that our actual labor costs vary significantly from the negotiated rates under a time-and-materials contract, we can either make more money than we originally anticipated or lose money on the contract.
- *Fixed-price contracts.* Under fixed-price contracts, we agree to perform specified work for a firm, fixed price. If our actual costs exceed our estimate of the costs to perform the contract, we may generate less profit or incur a loss. A significant portion of our fixed-price contract work is under a fixed-price level-of-effort contract, which represents a similar level of risk to our time-and-materials contracts, under which we agree to perform certain units of work for a fixed price per unit. We generally do not undertake high-risk work, such as software development, under fixed-price contracts.
- *Cost-plus contracts.* Under cost-plus contracts, we are reimbursed for allowable costs and receive a supplemental fee, which represents our profit. Cost-plus fixed fee contracts specify the contract fee in dollars or as a percentage of anticipated costs. Cost-plus incentive fee and cost-plus award fee contracts provide for increases or decreases in the contract fee, within specified limits, based upon actual results as compared to contractual targets for factors such as cost, quality, schedule and performance.

The following table provides information about the percentage of revenue attributable to each of these types of contracts for the periods indicated:

	Years ended December 31,		
	2004	2003	2002
Time-and-materials	53%	50%	61%
Fixed-price	30	35	24
Cost-plus	17	15	15
Total	100%	100%	100%

Critical Accounting Policies

Revenue Recognition. Our critical accounting policies primarily concern revenue recognition and related cost estimation. We recognize revenue under our government contracts when a contract has been executed, the contract price is fixed and determinable, delivery of services or products has occurred, and collection of the contract price is considered probable and can be reasonably estimated. Revenue is earned under time-and-materials, fixed-price and cost-plus contracts.

We recognize revenue on time-and-materials contracts to the extent of billable rates times hours delivered, plus expenses incurred. For fixed-price contracts within the scope of Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts* (SOP 81-1), revenue is recognized on the percentage of completion method using costs incurred in relation to total estimated costs or upon delivery of specific products or services, as appropriate. For fixed-price-completion contracts that are not within the scope of SOP 81-1, revenue is generally recognized as earned according to contract terms as the service is provided. We will provide our customer with a number of different services that are generally documented through separate negotiated task orders that detail the services to be provided and the Company's compensation for these services. Services rendered under each task order represent an independent earnings process and are not dependent on any other service or product sold. We recognize revenue on cost-plus contracts to the extent of allowable costs incurred plus a proportionate amount of the fee earned, which may be fixed or performance-based. We consider fixed fees under cost-plus contracts to be earned in proportion to the allowable costs incurred in performance of the contract, which generally corresponds to the timing of contractual billings. We record provisions for estimated losses on uncompleted contracts in the period in which we identify those losses. We consider performance-based fees, including award fees, under any contract type to be earned only when we can demonstrate satisfaction of a specific performance goal or we receive contractual notification from a customer that the fee has been earned. In all cases, we recognize revenue only when pervasive evidence of an arrangement exists (including when waiting for formal funding authorization under federal government contracts), services have been rendered, the contract price is fixed or determinable, and collection is reasonably assured.

Contract revenue recognition inherently involves estimation. From time to time, facts develop that require us to revise the total estimated costs or revenues expected. In most cases, these changes relate to changes in the contractual scope of the work and do not significantly impact the expected profit rate on a contract. We record the cumulative effects of any revisions to the estimated total costs and revenues in the period in which the facts become known.

We began recording work-in-process inventory during the second quarter of 2003 because some of our task orders under the FAST contract have reached the production delivery stage. On these task orders, we are now required to meet customer delivery schedules as part of our program management services. The inventory relates to costs accumulated under fixed-price-type contracts accounted for under the completed contract method and certain output measures, such as units delivered, of the percentage-of-completion method. The work-in-process inventory is stated at the lower of cost or market and is computed on an average cost basis.

Goodwill and Intangible Assets. Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired companies. Purchase price allocated to intangible assets is amortized using the straight-line method over the estimated terms of the contracts, which range from three to eight years. We perform impairment reviews on an annual basis. We have elected to conduct our annual impairment reviews as of the fourth quarter of each year. We base our assessment of possible impairment on the discounted present value of the operating cash flows of our consolidated operating unit. We determined that no impairment charges were required in 2004 and 2003.

Income Taxes. We calculate our income tax provision using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date.

Prior to June 28, 2002, the date that we changed our S corporation status to C corporation status, all items of income and expense were "passed through" and taxed at the stockholder level. Therefore, we were not required to record a provision for federal and state income taxes. Accordingly, the December 31, 2002 income statement does not reflect an income tax provision for the periods prior to June 28, 2002.

Results of Operations

Our results of operations may not be directly comparable on a year-to-year basis due to acquisitions we made throughout the three years ended December 31, 2004. We acquired CTI in July, 2004, Vitronics and ICI in October, 2003, and AMCOMP in October, 2002. Additionally, in the first quarter of 2005, we acquired MTI and OnBoard. As part of our overall strategy to expand our customer reach and technical capabilities, we expect to continue to strategically acquire complementary businesses in the future.

The following table sets forth, for each period indicated, the percentage of items in the statement of income in relation to revenue:

	Years ended December 31,		
	2004	2003	2002
Revenue	100.0%	100.0%	100.0%
Cost of revenue	84.1	83.8	81.3
Gross profit	15.9	16.2	18.7
General and administrative expenses:			
Third party	4.3	4.8	6.1
Related party	0.1	0.2	0.9
Stock compensation expense	—	—	4.4
Total general and administrative expenses	4.4	5.0	11.4
Intangible asset amortization	0.9	0.4	0.1
Operating income	10.6	10.8	7.2
Net interest income (expense)	0.2	0.2	(0.1)
Income before income tax expense	10.8	11.0	7.1
Income tax expense	4.3	4.4	0.6
Net income	6.5%	6.6%	6.5%

Prior to June 28, 2002, we operated as an S corporation and were not subject to federal or certain state income taxes for the first six months of 2002. See income tax discussion below.

Comparison of Year Ended December 31, 2004 and Year Ended December 31, 2003

Revenue: Revenue for the year ended December 31, 2004 increased 44.7%, or $84.3 million, to $273.0 million as compared to $188.7 million for 2003. Organic growth of approximately 17% amounted to $31.9 million of the $84.3 million increase in revenue, and the remaining $52.5 million of revenue growth, or approximately 28%, came from acquisitions. Our organic growth of $31.9 million was the result of an increase in work on new or existing contracts and task orders, primarily from growth in FAST, Defense Information Systems Network, PM Soldier Systems, and C4ISR task orders.

Gross profit: Gross profit for the year ended December 31, 2004 increased 41.6%, or $12.8 million, to $43.4 million as compared to $30.6 million for 2003. This increase primarily reflects the significant increase in revenue. Gross profit as a percentage of revenue for the year ended December 31, 2004 was 15.9% as compared to 16.2% for 2003. This decrease in gross margin as a percentage was primarily due to the increase in cost-plus contracts for 2004 as compared to 2003.

General and administrative expenses: Total general and administrative expenses for the year ended December 31, 2004 increased 27.0%, or approximately $2.6 million, to $12.1 million as compared to $9.5 million for the year ended December 31, 2003. This increase was primarily the result of increased salary and benefit expenses resulting from the addition of personnel to support our growth as well as an increase in professional fees associated with establishing our office in Germany and for compliance with Section 404 of the Sarbanes-Oxley Act of 2002. However, general and administrative expenses declined from approximately 5.0% of revenue in 2003 to approximately 4.4% of revenue in 2004 as a result of operating efficiencies.

Intangible asset amortization: Intangible asset amortization for the year ended December 31, 2004 increased approximately $1.8 million to $2.5 million as compared to $0.7 million for the year ended

December 31, 2003. This increase is a result of a full year of amortization of the purchase price allocated to the intangible assets of ICI and Vitronics of $1.2 million as well as the $0.8 million of intangible asset amortization recorded in the third and fourth quarters of 2004 relating to the acquisition of CTI.

Operating income: Operating income for the year ended December 31, 2004 increased 41.3%, or $8.4 million, to $28.8 million as compared to $20.4 million for the year ended December 31, 2003, primarily resulting from the increased gross profit, partially offset by higher general and administrative expenses and intangible asset amortization. It should be noted that operating income as a percentage of revenue was approximately 10.6% in 2004 compared to approximately 10.8% in 2003. Operating income as a percentage of revenue decreased because of the increase in intangible amortization expense, which increased as a percentage of revenue from approximately 0.4% in 2003 to approximately 0.9% in 2004. The decline in operating income as a percentage caused by increased intangible amortization expense was partially offset by an improvement in the operating leverage of cash expenses.

Net interest income: Net interest income for the year ended December 31, 2004, increased by $259,000 to $547,000 as compared to net interest income of $288,000 for the year ended December 31, 2003. Interest income increased as a result of the investment of the proceeds received in February 2004 from a public offering of our common stock.

Income tax expense: For the year ended December 31, 2004, our effective income tax rate was 39.8% compared with an effective tax rate of 39.6% for the year ended December 31, 2003.

Net income: Net income increased 41.4%, or approximately $5.2 million, to $17.7 million for the year ended December 31, 2004, compared to $12.5 million for the year ended December 31, 2003. This increase in net income was primarily the result of increased operating income, which was partially offset by the increased income tax expense.

Comparison of Year Ended December 31, 2003 and Year Ended December 31, 2002

The comparability of general and administrative expense, operating income, income tax expense, and net income for the years ended December 31, 2003 and 2002 was affected by the following significant items:

- the $5.2 million non-cash stock compensation expense recorded in March 2002;
- non-cash deferred income tax benefit of $2.6 million recorded in June 2002, when the company changed its S corporation status to C corporation status; and
- income tax expense being recorded for the year ended December 31, 2003 and not during the six months ended June 30, 2002 (by virtue of the company being an S corporation until June 28, 2002).

In order to depict general and administrative expense, operating income, income tax expense, and net income on a more directly comparable basis, the following table shows 2002 as reported and, along with the following discussion of results of operations, considers the above items on a pro forma basis and assumes a 40% effective tax rate:

	Year ended December 31, 2002 As reported	Pro forma Adjustments	Year ended December 31, 2002 Pro forma
		(in thousands)	
General and administrative expense	$13,563	$(5,215)	$ 8,348
Operating income	8,502	5,215	13,717
Income before income taxes	8,342	5,215	13,557
Income tax expense	656	4,767	5,423
Net income	$ 7,686	$ 448	$ 8,134

Revenue: Revenue for the year ended December 31, 2003 increased 59.2%, or $70.2 million, to $188.7 million as compared to $118.5 million for 2002. Organic growth of approximately 43% amounted to $50.8 million of the $70.2 million increase in revenue, and the remaining $19.4 million of revenue growth, or approximately 17%, came from acquisitions. $40.2 million of our organic growth was delivered through the use of subcontractors, primarily in connection with several task orders under the FAST contract. The balance of our organic growth was the result of a $13.7 million increase in work by our own people on new or increased contracts and task orders, primarily from growth in FAST, ASC/BPA and GSA task orders. The increase in direct revenue was partially offset by a $2.9 million decrease in revenue from our two largest non-defense customer groups and decreased revenue on task orders that ended after December 31, 2002.

Gross profit: Gross profit for the year ended December 31, 2003 increased 38.2%, or $8.5 million, to $30.6 million as compared to $22.2 million for 2002. This increase primarily reflects the significant increase in revenue. Gross profit as a percentage of revenue for the year ended December 31, 2003 was 16.2% as compared to 18.7% for 2002. This decrease in gross margin percentage is primarily attributable to the previously forecasted increase in the use of subcontractors. Margins on subcontractor-based revenue are typically lower than the margins on our direct work.

General and administrative expenses: Total general and administrative expenses for the year ended December 31, 2003, decreased 29.8%, or approximately $4.0 million, to $9.5 million as compared to $13.6 million for the year ended December 31, 2002. This decrease is solely attributable to the $5.2 million non-cash stock compensation expense that was recorded in March 2002, as discussed below. Without this charge, general and administrative expenses for the year ended December 31, 2003 would have increased 14.1%, or $1.2 million as compared to the prior year, primarily as a result of increased salary and benefit expenses resulting from the addition of personnel to support our growth as well as increased insurance and bid and proposal costs. However, the percentage of general and administrative expenses before stock compensation declined as a percentage of revenue from 7.0% for the year ended December 31, 2002 to 5.0% for 2003.

Non-cash stock compensation expense of $5.2 million was recorded in March 2002 in connection with the issuance to three senior executives of non-qualified options to purchase 415,273 shares of common stock. The charge represents the difference between the option price of $4.19 and the estimated fair market value of the common stock on the date of grant of $16.75 per share. All other options issued since March 2002 have an option price equal to the estimated fair market value of the shares at the date of the grant and as such require no charge against earnings.

Intangible asset amortization: Intangible asset amortization for the year ended December 31, 2003 increased approximately $0.6 million, to $0.7 million as compared to $0.1 million for the year ended December 31, 2002. This increase is a result of a full year of amortization of the purchase price allocated to the contracts of AMCOMP of $0.4 million as well as the $0.3 million of intangible asset amortization recorded in the fourth quarter of 2003 for the acquisitions of ICI and Vitronics.

Operating income: Operating income for the year ended December 31, 2003 increased 139.7%, or $11.9 million, to $20.4 million as compared to $8.5 million for the year ended December 31, 2002. A major cause of this increase in operating income was primarily the result of the $5.2 million non-cash stock compensation expense that was recorded in March 2002, as discussed above. Without this charge, operating income for the year ended December 31, 2003 would have increased 48.6%, or $6.7 million as compared to 2002, primarily resulting from the increased gross profit, partially offset by higher general and administrative expenses (excluding the non-cash stock compensation expense) and intangible asset amortization. Excluding the stock compensation expense, operating income as a percentage of revenue decreased from 11.6% of revenue for the year ended December 31, 2002 to 10.8% for 2003.

Net interest income (expense): Net interest income for the year ended December 31, 2003, increased by $0.5 million, to $0.3 million as compared to net interest expense of $0.2 million for the year ended December 31, 2002. We repaid all outstanding debt in July 2002 with proceeds from our initial public offering and invested the balance of the proceeds, which has resulted in net interest income.

Income tax expense: We did not record a provision for income taxes for the periods prior to June 28, 2002 because we were an S corporation for income tax purposes and, as a result, were not subject to federal or certain state income taxes. On June 28, 2002, we changed from an S corporation to a C corporation under Internal Revenue Service code. As a result of this change, we were required under SFAS No. 109 to establish deferred tax balances. As a result, a non-cash deferred tax benefit of $2.6 million and current and non-current deferred tax assets were recorded in June 2002, primarily for timing differences between book and tax reporting associated with accrued compensation items. During the third quarter of 2002, we began recording a provision for federal and state income taxes. Accordingly, an income tax provision is included in the income statements for all periods after June 28, 2002. Since we have started paying income taxes, our effective rate has remained relatively unchanged at approximately 40%.

Net income: Net income increased 62.5%, or approximately $4.8 million, to $12.5 million for the year ended December 31, 2003, compared to $7.7 million for the year ended December 31, 2002. This increase in net income was primarily the result of increased operating income. Excluding the $5.2 million non-cash stock compensation expense and the $2.6 million non-cash deferred tax benefit recorded during the year ended December 31, 2002 and assuming that a 40% income tax rate had been effective for the entire twelve months ended December 31, 2002, net income for the year ended December 31, 2003 would have increased 53.5%, or $4.4 million, as compared to 2002.

Liquidity and Capital Resources

Historically, our positive cash flow from operations and our available credit facility have provided us adequate liquidity and working capital to fund our operational needs and support our acquisition activities.

Our cash and cash equivalents balance was $31.0 million and $15.1 million on December 31, 2004 and 2003, respectively. Our working capital was $71.0 million and $32.5 million at December 31, 2004 and 2003, respectively. Our working capital increased $38.5 million in 2004 primarily as a result of the following fluctuations:

- a $15.9 million increase in cash and cash equivalents; and
- a $27.3 million increase in accounts receivable and costs and estimated earnings in excess of amounts billed resulting from the significant increase in revenue in 2004 as well as the acquisition of CTI in the third quarter of 2004; partially offset by
- an $8.5 million increase in current liabilities primarily resulting from a $4.3 million increase in compensation and related accruals due primarily to the increased number of employees; a $2.9 million increase in accounts payable from non-labor costs, such as subcontract costs and direct materials, resulting from the increased revenue in 2004 and a $1.3 million increase in other current liabilities for acquisition-related retention payments due in 2005.

Our operating activities provided cash of $5.2 million for the year ended December 31, 2004. The cash provided by operating activities was primarily composed of net income adjusted for $3.2 million of depreciation and amortization expense and $16.2 million of cash used for working capital purposes as discussed above.

Our operating activities provided cash of $11.4 million for the year ended December 31, 2003 and $7.2 million for the year ended December 31, 2002. The $4.2 million increase in cash provided by operating activities in 2003 was primarily a result of a $4.8 million increase in net income offset by a $0.4 million net increase in working capital requirements.

Our investing activities used cash of $49.0 million for the year ended December 31, 2004, as a result of $47.2 million in payments made in connection with acquisitions. The $47.2 million includes the additional consideration of $1.1 million paid to the former shareholders of AMCOMP in April 2004, $1.2 million in earn out and contingency payments made to former shareholders of ICI in 2004, and the purchase price and acquisition related payments totaling $44.8 million paid in the third quarter of 2004 for the acquisition of CTI. We currently anticipate that capital expenditures for 2005 will range between $6.0 and $7.0 million and will be primarily for additional facilities, software tools and computer equipment to support our growth.

Our investing activities used cash of $18.9 million for the year ended December 31, 2003 compared with $8.1 million in the same period of 2002. The 2003 increase in cash used in investing activities was due primarily to the additional consideration of $1.1 million paid to the former shareholders of AMCOMP in April 2003 and the purchase price and acquisition related payments totaling $16.8 million paid in the fourth quarter of 2003 for the acquisitions of ICI and Vitronics.

Our financing activities provided net cash of $59.8 million for the year ended December 31, 2004, primarily from the net proceeds from the public offering of 2,250,000 shares of common stock that was completed in February 2004, as well as the effect of common stock issuances related to stock option transactions.

During the year ended December 31, 2003, cash provided from financing activities was $0.6 million, primarily due to net common stock issuances and surrenders related to stock option transactions. During the year ended December 31, 2002, cash provided from financing activities was $22.7 million. The cash was primarily provided by the net proceeds of our initial public offering of $43.8 million. We used a portion of these proceeds to repay our total bank debt outstanding on July 3, 2002, reducing the amount outstanding under those instruments from $14.1 million as of December 31, 2001 to zero. Prior to our initial public offering, we also made $9.2 million of distributions to our then sole stockholder, offset by a $2.0 million capital contribution from our then sole stockholder.

In February 2004, we completed a public offering of 2,250,000 shares of common stock. Our net proceeds from the sale of the shares, after the underwriting discount and other expenses, were $59.3 million. We used the net proceeds from the offering (together with cash on hand and additional borrowings) for working capital and general corporate purposes, as well as for the acquisition of complementary businesses.

Certain contingent payment obligations related to the acquisitions made since October 2002 require us to make additional cash payments and issue additional shares of our common stock in 2005. See "Business—Acquisitions" above.

In January 2005, we purchased all of the outstanding capital stock of OnBoard from its sole shareholder. The initial purchase price was $34.1 million paid from cash on hand at closing. In addition, OnBoard's shareholder may receive additional cash payments through 2007 if certain operating goals are achieved. It is anticipated that the Company will realize income tax benefits with a net present value of approximately $7 million in future periods as the result of the OnBoard shareholder agreeing to a Section 338(h)(10) election under the Internal Revenue Code of 1986.

In February 2005, we purchased all of the outstanding capital stock of MTI. The initial purchase price was $70.0 million paid in cash at closing, of which approximately $2.0 million was from available cash on hand and $68.0 million of which was borrowed under on our revolving credit facility. MTI shareholders may receive additional cash payments of up to $5.0 million if certain operating goals are achieved in 2005. It is also anticipated that the Company will realize income tax benefits with a net present value of approximately $12 million in future periods as the result of the MTI shareholders agreeing to a Section 338(h)(10) election under the Internal Revenue Code of 1986.

During 2004, we had a $55.0 million revolving credit facility that could be increased to $80.0 million subject to meeting certain requirements and obtaining our lenders' approval. The credit agreement governing this revolving credit facility was initially scheduled to expire on December 31, 2005; however, in July 2004, we amended the agreement to extend the term to December 31, 2006. The credit agreement can be extended for additional one-year terms by mutual agreement with our lenders. In December 2004, we amended the credit agreement with the same four banks, increasing the borrowing availability to $85.0 million, as well as modifying certain financial covenants.

Generally, the interest rate we pay on borrowings range from the prime rate less 25 basis points to prime rate plus 25 basis points, or the London Interbank Offered Rate (LIBOR) plus 150 to 225 basis points, depending on the ratio of our funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA).

Borrowings under our revolving credit facility are secured by a general lien on our consolidated assets. We are also subject to certain restrictions and we are required to meet certain financial covenants. These covenants require that we, among other things, maintain certain financial ratios and minimum net worth levels. These covenants also restrict our activities regarding the incurrence of additional indebtedness in excess of $60.0 million other than the debt incurred under the revolving credit facility. As of December 31, 2004, we were in compliance with these covenants.

As of February 28, 2005 we had $65.5 million outstanding under our revolving credit facility. Borrowings under the revolving credit facility bear interest at a rate of prime less 25 basis points. The Company is required to pay interest in March, June, September, and December of each calendar year beginning in March 2005.

Part of our growth strategy is to pursue strategic acquisitions of businesses. We have made acquisitions in the past, and intend to make acquisitions in the future. Historically, we have financed our acquisitions with the proceeds of our public common stock offerings, cash on hand and shares of our common stock. We expect to finance future acquisitions with cash generated by operations, additional sales or issuances of shares of our common stock, borrowings under our credit facility or a combination of the foregoing. We will take actions to increase the availability under our credit facility as needed to support our future growth.

Management believes that the cash generated by operations and amounts available under our credit facility, will be sufficient to fund our working capital requirements, debt service obligations, purchase price commitments for completed acquisitions and capital expenditures for the next twelve months and through December 2006 when our revolving credit facility expires.

Our ability to generate cash from operations depends to a significant extent on winning new and re-competed contracts and/or task orders from our customers in competitive bidding processes. If a significant portion of our government contracts were terminated or if our win rate on new or re-competed contracts and task orders were to decline significantly, our operating cash flow would decrease, which would adversely affect our liquidity and capital resources.

Off-Balance Sheet Arrangements

We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as special purpose entities (SPEs) or variable interest entities (VIEs), which would have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes. As of December 31, 2004, we were not involved in any unconsolidated SPEs or VIEs.

Contractual Obligations

Following is information regarding our long-term contractual obligations outstanding at December 31, 2004:

Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	Payment due by period (in thousands)				
Long-Term Debt Obligations	$ —	$ —	$ —	$ —	$ —
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	13,035	2,809	3,951	3,309	2,966
Purchase Obligations	—	—	—	—	—
Total	$13,035	$2,809	$3,951	$3,309	$2,966

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment", which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for all stock-based awards granted on or after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of the effective date. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. We are currently assessing the impact of adopting SFAS 123(R) to our consolidated results of operations.

QUARTERLY RESULTS OF OPERATIONS

Our results of operations, particularly our revenue, gross profit and cash flow, may vary significantly from quarter to quarter depending on a number of factors, including the progress of contract performance, revenue earned on contracts, the number of billable days in a quarter, the timing of customer orders or deliveries, changes in the scope of contracts and billing of other direct and subcontract costs, timing of funding of task orders, the commencement and completion of contracts we have been awarded and general economic conditions. Because a significant portion of our expenses, such as personnel and facilities costs, are fixed in the short term, successful contract performance and variation in the volume of activity, as well as in the number of contracts or task orders commenced or completed during any quarter, may cause significant variations in operating results from quarter to quarter.

The federal government's fiscal year ends September 30. If a federal budget for the next fiscal year has not been approved by that date in each year, our customers may have to suspend engagements that we are working on until a budget has been approved. Any suspensions may cause us to realize lower revenue in the fourth quarter of the year, and possibly ensuing quarters of the following year. On October 28, 2004, President Bush signed the National Defense Authorization Act for Fiscal Year 2005. In addition, a change in Presidential administrations, Congressional majorities or in other senior federal government officials may negatively affect the rate at which the federal government purchases technology and engineering services. The federal government's fiscal year end can also trigger increased purchase requests from customers for equipment and materials. Any increased purchase requests we receive as a result of the federal government's fiscal year end would serve to increase our fourth quarter revenues, but will generally decrease profit margins for that quarter, as these activities typically are not as profitable as our normal service offerings. Further, some of our subcontractors have calendar year ends and sometimes submit large billings at the end of the calendar year that can cause a spike in our revenue and expenses related to subcontracts. This will also generally decrease our profit margins as revenues generated by billings from subcontractors generally have much lower margins than our revenues generated by direct work. As a result of the above factors, period-to-period comparisons of our revenue and operating results may not be meaningful. Potential investors should not rely on these comparisons as indicators of future performance as no assurances can be given that quarterly results will not fluctuate, causing a material adverse effect on our operating results and financial condition.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk relates to changes in interest rates for borrowings under our revolving credit facility. As a result of our initial public offering that was completed July 3, 2002, all of the borrowings under our revolving credit facility were repaid. As of December 31, 2004, we did not have any outstanding borrowings under our revolving credit facility. Primarily in connection with our acquisition of MTI, we borrowed funds under our revolving credit facility subsequent to December 31, 2004, and had $65.5 million outstanding as of February 28, 2005.

We have invested a significant portion of our cash and cash equivalents in short-term, investment grade, interest-bearing securities including guaranteed obligations of the United States and its agencies. A hypothetical 10% change in interest rates on these securities would not have, and during the year ended December 31, 2004 and the preceding fiscal year would not have had, a significant impact on future earnings or the fair market value of the securities.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MTC TECHNOLOGIES, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
MTC Technologies, Inc.

We have audited the consolidated balance sheets of MTC Technologies, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MTC Technologies, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of MTC Technologies, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Dayton, Ohio
February 28, 2005

MTC TECHNOLOGIES, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
MTC Technologies, Inc.

We have audited the accompanying consolidated statements of income, stockholders' equity and cash flows of MTC Technologies, Inc. and subsidiaries (the "Company") for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated results of operations and cash flows of MTC Technologies, Inc. and subsidiaries for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Dayton, Ohio
February 19, 2003

MTC TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(dollar amounts in thousands, except share and per share amounts)	
CURRENT ASSETS:		
Cash and cash equivalents (Note A)	$ 31,015	$ 15,050
Restricted cash (Note A)	871	—
Accounts receivable—net (Notes A and B)	72,541	46,004
Cost and estimated earnings in excess of billings on uncompleted contracts (Note B)	3,013	2,249
Work-in-process inventories (Note A)	4,344	2,488
Prepaid expenses and other current assets	2,913	1,957
Total current assets	114,697	67,748
PROPERTY AND EQUIPMENT—Net (Notes A and C)	3,696	2,382
GOODWILL (Notes A, J and K)	57,510	23,817
INTANGIBLE ASSETS, NET (Notes A, I and K)	17,657	8,164
OTHER ASSETS (Note A)	251	156
TOTAL ASSETS	$193,811	$102,267
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 21,430	$ 18,572
Restricted funds payable to the government (Note A)	871	—
Compensation and related items	14,097	9,774
Amount due under earn-out agreement (Note I)	4,858	5,668
Billings in excess of costs and estimated earnings on uncompleted contracts (Note B)	460	481
Other current liabilities	2,013	714
Total current liabilities	43,729	35,209
LONG-TERM DEBT (Note D)	—	—
DEFERRED INCOME TAX LIABILITIES (Notes A and M)	2,371	1,823
OTHER LONG-TERM LIABILITIES	550	—
COMMITMENTS AND CONTINGENT LIABILITIES (Notes D, E, I and N)		
STOCKHOLDERS' EQUITY:		
Common stock, $0.001 par value, 50,000,000 shares authorized, 15,656,383 and 13,210,946 shares issued and outstanding at December 31, 2004, and 2003, respectively,	16	13
Preferred stock, $0.001 par value, 5,000,000 shares authorized, none of which is outstanding	—	—
Paid-in capital	118,013	53,751
Retained earnings	30,493	12,832
Treasury stock	(1,361)	(1,361)
Total stockholders' equity	147,161	65,235
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$193,811	$102,267

See notes to consolidated financial statements.

MTC TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,		
	2004	2003	2002
	(dollar amounts in thousands, except share and per share amounts)		
Revenue (Notes A and H)	$ 273,027	$ 188,707	$ 118,540
Cost of revenue (Notes A and H)	229,622	158,058	96,356
Gross profit	43,405	30,649	22,184
General and administrative expenses:			
Third-party	11,814	9,015	7,285
Related party (Note H)	284	510	1,063
Stock compensation expense (Notes A and L)	—	—	5,215
Total general and administrative expenses	12,098	9,525	13,563
Intangible asset amortization (Note J)	2,508	742	119
Operating income	28,799	20,382	8,502
Interest income (expense):			
Interest income	547	288	236
Interest expense	—	—	(396)
Net interest income (expense)	547	288	(160)
Income before income taxes	29,346	20,670	8,342
Income tax expense (Note M)	11,685	8,181	656
Net income	$ 17,661	$ 12,489	$ 7,686
Basic and diluted earnings per common share	$ 1.15	$ 0.95	$ 0.67
Weighted average common shares outstanding:			
Basic	15,300,608	13,083,578	11,405,351
Diluted	15,347,548	13,185,424	11,538,802

See notes to consolidated financial statements.

MTC TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Paid-In Capital	Retained Earnings (Deficit)	Due From Stockholder	Treasury Stock	Total
	Shares	Amount					
			(dollar amounts in thousands)				
BALANCE—December 31, 2001	9,887,482	$10	$ 6,399	$ (4,530)	$(2,000)	$ —	$ (121)
Net income				7,686			7,686
Stockholder contribution					2,000		2,000
Stockholder distributions			(6,405)	(2,813)			(9,218)
Net proceeds from initial public offering offering	2,875,000	3	43,832				43,835
Stock compensation expense related to issuance of stock options			5,215				5,215
Exercise of stock options	145,273		608				608
Surrender of common stock from stock option transactions	(17,518)					(412)	(412)
Other			185				185
BALANCE—December 31, 2002	12,890,237	13	49,834	343	—	(412)	49,778
Net income				12,489			12,489
Common stock issued in connection with acquisition activities	98,079		2,400				2,400
Exercise of stock options	275,740		1,517				1,517
Surrender of common stock from stock option transactions	(53,110)					(949)	(949)
BALANCE—December 31, 2003	13,210,946	13	53,751	12,832	—	(1,361)	65,235
Net income				17,661			17,661
Common stock issued in connection with acquisition activities	166,842	1	4,424				4,425
Exercise of stock options	28,595		542				542
Net proceeds from public offering	2,250,000	2	59,296				59,298
BALANCE—December 31, 2004	15,656,383	$16	$118,013	$30,493	$ —	$(1,361)	$147,161

See notes to consolidated financial statements.

MTC TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31, 2004	2003	2002
	(dollar amounts in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 17,661	$ 12,489	$ 7,686
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock compensation expense	69	—	5,215
Deferred income tax benefit (liability)	228	1,344	(1,268)
Depreciation and amortization	3,239	1,172	513
Loss on sale of fixed assets	182	—	—
Other	—	—	10
Changes in operating assets and liabilities (net of acquisitions):			
Accounts receivable	(18,063)	(7,259)	(7,710)
Costs and estimated earnings in excess of billings on uncompleted contracts	(764)	(79)	(1,653)
Work in process inventories	(1,856)	(2,488)	—
Prepaid expenses and other assets	(138)	(54)	(710)
Accounts payable	2,702	4,359	5,770
Compensation and related items	1,894	1,480	365
Billings in excess of costs and estimated earnings on uncompleted contracts	(21)	220	(795)
Other current liabilities	34	208	(178)
Net cash provided by operating activities	5,167	11,392	7,245
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of marketable equity securities	—	—	167
Payments for acquired businesses	(47,192)	(17,997)	(7,343)
Purchase of marketable equity securities	—	—	(10)
Proceeds from sale of property and equipment	224	—	—
Additions to property and equipment	(2,051)	(863)	(908)
Net cash used in investing activities	(49,019)	(18,860)	(8,094)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from initial public offering	—	—	43,835
Issuance of common stock	59,817	1,517	609
Net repayments on the revolving credit agreement	—	—	(9,075)
Payments on long-term debt	—	—	(5,000)
Capital contribution	—	—	2,000
Repurchase of common stock	—	(949)	(412)
Cash distributions to stockholder	—	—	(9,218)
Net cash provided by financing activities	59,817	568	22,739
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,965	(6,900)	21,890
CASH AND CASH EQUIVALENTS:			
Beginning of period	15,050	21,950	60
End of period	$ 31,015	$ 15,050	$21,950

See notes to consolidated financial statements.

MTC TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations—We provide sophisticated systems engineering, information technology, intelligence and program management services, primarily to U.S. defense, intelligence and civilian federal government agencies.

Sales to the federal government represent substantially all of our revenue. Consequently, accounts receivable balances consist primarily of amounts due from the federal government. In 2004, there were two contract vehicles containing over 145 task orders, which accounted for approximately 35% of our total revenue. In 2003 and 2002, these contracts accounted for approximately 46% and 37% of our total revenue, respectively. While the contract vehicles represent a significant portion of our total revenues, we believe that the broad array of engineering, technical and management services we provide to the federal government through various contract vehicles allows for diversified business growth.

We operate as one segment, delivering a broad array of services primarily to the federal government in four areas, which are offered separately or in combination across our customer base. These services are Systems Engineering and Technical Services, Information Technology, Intelligence and Program Management. Although we offer the services referred to above, revenue is internally reviewed by our management primarily on a contract basis. Therefore, it would be impracticable to determine revenue by services offered. In addition, there were no sales to any foreign customers.

Use of Estimates—The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and include amounts based on management's best estimates and judgments. The use of estimates and judgments may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Principles of Consolidation—The consolidated financial statements include the accounts of MTC Technologies, Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents—We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. For these investments, the carrying amount is a reasonable estimate of fair value.

Restricted Cash and Restricted Funds Payable to the Government—Restricted cash and restricted funds payable to the government of $871,000 at December 31, 2004, includes proceeds from sales of government property that we conducted on behalf of a government customer. We collect the funds from these sales and periodically pay them to the government over the course of the contract.

Accounts Receivable—Accounts receivable consist of amounts billed and currently due from customers, and include unbilled costs and accrued profits primarily related to revenues on long-term contracts that have been recognized for accounting purposes but not yet billed to customers. As such revenues are recognized, appropriate amounts of customer advances, performance-based payments and progress payments are reflected as an offset to the related accounts receivable balance.

Revenue Recognition—We recognize revenue under our government contracts when a contract has been executed, the contract price is fixed and determinable, delivery of services or products has occurred, and collection of the contract price is considered probable and can be reasonably estimated. Revenue is earned under time-and-materials, fixed-price and cost-plus contracts.

We recognize revenue on time-and-materials contracts to the extent of billable rates times hours delivered, plus expenses incurred. For fixed price contracts within the scope of Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts* (SOP 81-1), revenue is recognized on the percentage of completion method using costs incurred in relation to total estimated costs or upon delivery of specific products or services, as appropriate. For fixed price-completion contracts that are not within the scope of SOP 81-1, revenue is generally recognized as earned according to contract terms as the service is provided. We will provide our customer with a number of different services that are generally documented through separate negotiated task orders that detail the services to be provided and the compensation for these services. Services rendered under each task order represent an independent earnings process and are not dependent on any other service or product sold. We recognize revenue on cost-plus contracts to the extent of allowable costs incurred plus a proportionate amount of the fee earned, which may be fixed or performance-based. We consider fixed fees under cost-plus contracts to be earned in proportion to the allowable costs incurred in performance of the contract, which generally corresponds to the timing of contractual billings. We record provisions for estimated losses on uncompleted contracts in the period in which we identify those losses. We consider performance-based fees, including award fees, under any contract type to be earned only when we can demonstrate satisfaction of a specific performance goal or we receive contractual notification from a customer that the fee has been earned. In all cases, we recognize revenue only when pervasive evidence of an arrangement exists (including when waiting for formal funding authorization under federal government contracts), services have been rendered, the contract price is fixed or determinable, and collection is reasonably assured.

Contract revenue recognition inherently involves estimation. From time to time, facts develop that require us to revise the total estimated costs or revenues expected. In most cases, these changes relate to changes in the contractual scope of the work, and do not significantly impact the expected profit rate on a contract. We record the cumulative effects of any revisions to the estimated total costs and revenues in the period in which the facts become known.

Our federal government contracts are subject to subsequent government audit of direct and indirect costs. The majority of such incurred cost audits have been completed through 2001. Our management does not anticipate any material adjustment to the consolidated financial statements in subsequent periods for audits not yet completed.

Property and Equipment—We record our property and equipment at cost. Depreciation and amortization of property and equipment are provided using straight-line and accelerated methods over estimated useful lives. We use estimated useful lives of 3-7 years for equipment, 5 years for vehicles, 5-7 years for furniture and fixtures and 5-15 years for leasehold improvements.

Other Assets—Other assets are primarily comprised of security deposits made to our lessors in conjunction with operating leases. See Note E "Operating Leases" for further information. The security deposit balance at December 31, 2004 and 2003 was $251,000 and $156,000, respectively.

Work-in-process Inventory—We began recording work-in-process inventory during the second quarter of 2003 because some of our task orders under the Flexible Acquisition and Sustainment Tool (FAST) contract have reached the production delivery stage. On these task orders we are now required to meet customer delivery schedules as part of our program management services. The inventory relates to costs accumulated under fixed-price-type contracts accounted for under the completed contract method and certain output measures, such as units delivered, of the percentage-of-completion method. The work-in-process inventory is stated at the lower of cost or market and is computed on an average cost basis. The work-in-process inventory balance at December 31, 2004 and 2003 has been reduced by $844,000 and $176,000, respectively, in progress payments.

Goodwill and Intangible Assets—Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired companies. Purchase price allocated to intangible assets is amortized using the straight-line method over the estimated terms of the contracts, which range from three to eight years. We perform impairment reviews on an annual basis. We have elected to conduct our annual impairment reviews as of the fourth quarter of each year. We base our assessment of possible impairment on the discounted present value of the operating cash flows of our consolidated operating unit. See Note J, Goodwill and Intangible Assets.

Long-lived Assets—Long-lived assets and certain intangibles are reviewed for impairment, based upon the undiscounted expected future cash flows, whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable.

Fair Value of Financial Instruments—The carrying amount of our accounts receivable, accounts payable and accrued expenses approximate their fair value. As of December 31, 2004, there was no bank debt outstanding; however, our revolving credit agreement has a floating interest rate that varies with current indices and, as such, the recorded value would approximate fair value.

Income Taxes—We calculate our income tax provision using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date.

Earnings Per Common Share—Basic earnings per common share have been computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during each period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding. The weighted average shares for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Years ended December 31,		
	2004	2003	2002
Basic weighted average common shares outstanding	15,300,608	13,083,578	11,405,351
Effect of potential exercise of stock options	43,980	84,070	133,451
Effect of contingently issued shares	2,960	17,776	—
Diluted weighted average common shares outstanding	15,347,548	13,185,424	11,538,802

Stock-Based Compensation—As permitted under SFAS No. 123, *Accounting for Stock-Based Compensation*, we account for stock-based awards using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*. Compensation expense for stock options granted to employees under the 2002 Equity and Performance Incentive Plan is recognized based on the difference, if any, between the fair value of our stock and the exercise price of the option at the date of grant. Compensation expense of $5.2 million was recognized on options that were granted to three key members of our senior management in May 2002, to the extent that the estimated fair value of the options exceeded the option price. The options granted fulfilled a stock compensation award that was made in March 2002.

Recent Accounting Pronouncements—On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment", which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for all stock-based awards granted on or after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of the effective date. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. We are currently assessing the impact of adopting SFAS 123(R) to our consolidated results of operations.

B. ACCOUNTS RECEIVABLE AND CONTRACTS IN PROGRESS

Unbilled recoverable costs and accrued profit represents costs incurred and estimated fees earned on cost-plus fixed fee and time-and-materials service contracts for which billings have not been presented to customers. Unbilled amounts of approximately $0.6 million and $0.8 million at December 31, 2004 and 2003, respectively, represent retainers on government contracts that are expected to be collected during the next fiscal year.

	December 31, 2004	December 31, 2003
	(in thousands)	
Amounts billed:		
Federal government contracts	$41,217	$32,735
Commercial contracts	1,029	598
Related parties	—	288
Other	186	348
	42,432	33,969
Unbilled recoverable costs and accrued profit:		
Federal government contracts	29,814	11,862
Commercial contracts	633	151
Related parties	12	189
	72,891	46,171
Less allowance for doubtful accounts	(350)	(167)
Total accounts receivable	$72,541	$46,004

The following relates to fixed-price contracts:

	Costs and Estimated Earnings in Excess of Billings	Billings in Excess of Costs and Estimated Earnings
December 31, 2004 (in thousands):		
Costs and estimated earnings	$ 7,095	$ 1,496
Billings	(4,082)	(1,956)
	$ 3,013	$ (460)
December 31, 2003 (in thousands):		
Costs and estimated earnings	$ 4,816	$ 4,449
Billings	(2,567)	(4,930)
	$ 2,249	$ (481)

Allowance for doubtful accounts (in thousands):

Year ended December 31,	Balance at Beginning of Period	Charged to Operations	Charged to Other Accounts	Write-offs	Balance at End of Period
2004	$321	$66	$—	$ 37	$350
2003	$126	$63	$—	$ 22	$167
2002	$149	$71	$—	$120	$100

The 2004 "Balance at Beginning of Period" includes the balance at the date of acquisition for Command Technologies, Inc. (CTI).

C. PROPERTY AND EQUIPMENT

	December 31, 2004	December 31, 2003
	(in thousands)	
Equipment	$ 5,545	$ 4,922
Furniture and fixtures	1,277	1,056
Leasehold improvements	488	409
Vehicles	1,122	713
	8,432	7,100
Accumulated depreciation and amortization	(4,736)	(4,718)
Property and equipment, net	$ 3,696	$ 2,382

Depreciation expense was $731,000, $430,000, and $395,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

D. LONG-TERM DEBT

During 2004, we had a $55.0 million revolving credit facility that could be increased to $80.0 million subject to meeting certain requirements and obtaining our lenders' approval. The credit agreement governing this revolving credit facility was initially scheduled to expire on December 31, 2005; however, in July 2004, we amended the agreement to extend the term to December 31, 2006. The credit agreement can be extended for additional one-year terms by mutual agreement with our lenders. In December 2004, we amended the credit agreement with the same four banks, increasing the borrowing availability to $85.0 million, as well as modifying certain financial covenants. As of December 31, 2004, we did not have any debt outstanding; however, we borrowed under our revolving credit facility in the first two months of 2005. See Note O, "Subsequent Events" footnote for further information.

The interest rate we pay on borrowings ranges from prime rate less 25 basis points to prime rate plus 25 basis points, or the London Interbank Offered Rate (LIBOR) rate plus 150 to 225 basis points, depending on the ratio of our funded debt to earnings before interest, taxes, depreciation, and amortization (EBITDA). Borrowings under our line of credit are secured by a general lien on our consolidated assets. In addition, we are subject to certain restrictions, and we are required to meet certain financial covenants. These covenants require that we, among other things, maintain certain financial ratios and minimum net worth levels. These covenants also restrict our activities regarding the incurrence of additional indebtedness in excess of $60.0 million other than the debt incurred under the revolving credit facility. As of December 31, 2004, we were in compliance with these covenants.

E. OPERATING LEASES

We lease certain administrative facilities from related parties and others (See Note H). Operating leases require monthly payments and expire at various dates through 2018. Additionally, renewal options for additional terms of one to five years are included in most agreements. Total operating lease expense totaled approximately $2.5 million, $2.3 million and $2.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Minimum annual rental payments under operating leases are as follows (in thousands):

Year Ending December 31,	
2005	$ 2,809
2006	2,129
2007	1,822
2008	1,763
2009	1,546
Thereafter	2,966
	$13,035

F. SUPPLEMENTAL CASH FLOW INFORMATION

Other cash flow information for the years ended December 31, 2004, 2003 and 2002 is as follows (in thousands):

	December 31,		
	2004	2003	2002
Interest paid	$ —	$ —	$ 396
Federal, state and local income taxes paid	$11,409	$6,250	$2,294
Amounts payable under earn-out agreements	$ 4,858	$5,668	$1,100
Acquisition price paid in shares of common stock	$ 4,424	$2,400	$ —

G. PROFIT SHARING PLAN

We sponsor a defined contribution 401(k) profit sharing plan that covers all eligible full-time and part-time employees. An eligible employee may make pre-tax contributions to the plan of up to 15% of his or her compensation. We provide 50% matching funds for eligible participating employees, limited to the employee's participation of up to 10% of earnings. Our contributions to the plan totaled approximately $2.4 million, $1.9 million and $1.8 million for the years December 31, 2004, 2003 and 2002, respectively.

H. RELATED PARTY TRANSACTIONS

We subcontract to, purchase services from, rent a portion of our facilities, and utilize aircraft from various entities that are controlled by Mr. Rajesh K. Soin, a significant stockholder and Chairman of the Board of Directors. The following is a summary of transactions with related parties (in thousands):

	Years ended December 31,		
	2004	2003	2002
Included in general and administrative expenses:			
Shared services paid to related parties (Soin International)	$—	$ —	$ 584
Shared services charged to related parties	—	—	(28)
Aircraft usage charges paid to Soin International	185	61	34
Rent paid to related parties	46	449	473
	$231	$ 510	$1,063
Other rent paid to related parties	$ 53	$ 132	$ 144
Sub-contracting services paid to related parties:			
GTIC India	$430	$ 492	$ 482
Aerospace Integration Corporation (AIC)	$—	$ —	$ 146
International Consultants, Inc. (ICI)(1)	$—	$ 24	$ —
Revenues from related parties:			
Integrated Information Technology Company (IITC)(2)	$506	$1,463	$1,730
ICI(1)	$—	$ 177	$ 402

(1) Amounts for subcontract services provided to ICI in 2003 and 2002 were prior to our acquisition of ICI as discussed below in Note I.

(2) Integrated Information Technology Corporation (IITC) was acquired by an unrelated party on May 28, 2004. Only transactions with IITC prior to May 28, 2004 are included in the related party transactions noted above.

Prior to March 31, 2002, we received administrative services from Soin International, LLC, which is wholly owned by an entity related to Mr. Soin. The charges for these services generally reflected the marginal cost of the service provided, plus a pro-rata share of the associated fixed costs. In addition, we lease one facility, and utilize aircraft owned, or partially owned, by entities related to Mr. Soin.

In 2002, 2003, and 2004, we made the following purchases from a related party:

- In June 2002, we purchased, at fair value of approximately $431,000, a 90% ownership interest in an airplane owned by Soin Aviation, LLC;
- In March 2003, we purchased, at fair value of approximately $42,000, a 10% ownership interest in an airplane owned by Soin Aviation, LLC; and
- In June 2004, we purchased, at fair value of approximately $150,000, a 10% ownership interest in an airplane owned by Soin Aviation, LLC.

During the second quarter of 2004, we sold our 10% interest in one aircraft and our 90% interest in a second aircraft, which we jointly owned with Soin Aviation, to an unrelated party and recognized a net loss of approximately $182,000. Also during the second quarter of 2004, we sold to Soin Aviation a 10% interest in an aircraft we purchased from an unrelated party. The exchange of the aircraft was made in order to increase operating efficiency and to enhance the availability of the aircraft.

We have also entered into a sharing arrangement with Soin Aviation, LLC under which we are responsible for a pro-rata share of the fixed and marginal costs associated with aircraft owned by us and Soin Aviation, LLC.

We believe that our subcontracting, lease, and other agreements with each of the related parties identified above reflect prevailing market conditions at the time they were entered into and contain substantially similar terms to those that might be negotiated by independent parties on an arm's-length basis.

At December 31, 2004 and 2003, amounts due from related parties were approximately $0 and $259,000, respectively. At December 31, 2004 and 2003, there were amounts payable to related parties of approximately $101,000 and $180,000, respectively.

I. ACQUISITIONS

AMCOMP Corporation

On October 18, 2002, we acquired all of the outstanding capital stock of AMCOMP Corporation (AMCOMP) from AMCOMP's shareholders. AMCOMP is a technology company providing engineering services, primarily in the area of Space Systems, Global Positioning Systems (GPS) Engineering and Information Technology, to the Department of Defense, and other government agencies.

We have paid approximately $9.7 million to purchase all of the capital stock of AMCOMP and pay acquisition and other related costs. The initial purchase price was $7.3 million. In both April 2003 and 2004, we paid additional consideration of $1.1 million to the former shareholders of AMCOMP as a result of the achievement of certain performance goals in 2002 and 2003 under an earn-out provision in the stock purchase agreement, and also paid an additional $0.1 million in tax payments. We accrued an additional $1.1 million of consideration in December 2004 for the achievement of certain performance goals under the 2004 earn-out provision in the stock purchase agreement. We have recorded this earn-out payment as an increase in goodwill and as an amount due under earn-out agreement on our December 31, 2004 balance sheet. We expect to make this payment in the second quarter of 2005.

The initial purchase price for the AMCOMP acquisition was allocated as follows (in thousands):

Accounts receivable and other current assets	$ 1,094
Other assets	14
Intangible assets—Purchase price allocated to contracts and non-compete agreement	3,025
Property and equipment	3
Goodwill	5,471
Current liabilities	(2,264)
Net assets acquired	$ 7,343

Goodwill recognized under the agreement is deductible for income tax purposes.

The value of the customer contract and non-compete covenant intangible assets was based on an independent appraisal. The customer contract intangible asset is being amortized over 6.5 years, the estimated remaining life of the contracts including renewals, and the non-compete covenant intangible asset was being amortized over 2 years, the life of the agreement.

The acquisition was consistent with our growth strategy to acquire complementary businesses to reach new customers and increase our technical footprint. This acquisition is enabling us to expand efforts in U.S. Air Force Space Systems activities, and provided us access to new markets including GPS test, integration, and engineering as well as adding the Space and Missile Command as a new customer. AMCOMP has key operating locations in Los Angeles, California, Alamogordo, New Mexico and Colorado Springs, Colorado.

The revenue of AMCOMP reflected in our 2004 and 2003 consolidated statement of income was approximately $15.4 million and $13.8 million, respectively.

Pro Forma Information (unaudited)—Pro forma results of operations, as if the acquisition of AMCOMP occurred as of January 1, 2002, are presented below (amounts in thousands except per share data). These pro forma results may not be indicative of the actual results that would have occurred under our ownership and management and should not be taken as representative of our future results of operations.

	2002
Revenue	$128,419
Net income	$ 8,626
Earnings per common share:	
Basic	$ 0.76
Diluted	$ 0.75

Pro forma adjustments to 2002 net income and earnings per common share include:

- Pro forma adjustment to give effect to a full year of amortization of intangibles recorded as a result of the acquisition, which would have resulted in $356,000 of additional amortization expense in 2002.
- Pro forma adjustment to reflect income taxes as if both MTC and AMCOMP had been C corporations for the periods presented, at an estimated combined effective income tax rate of 40%. The pro forma income tax expense for 2002 was $688,000.
- Pro forma adjustment to reflect the elimination of interest income earned from July 2002 through September 2002 on the $7.3 million of funds from our initial public offering that were used to consummate the acquisition. The interest rate is estimated at 2% per annum based on the applicable interest rate being earned on the invested cash as of the date of the acquisition. The pro forma adjustment to 2002 reduced interest income by $37,000.

International Consultants, Inc.

On October 1, 2003, we signed a stock purchase agreement and acquired International Consultants, Inc. (ICI) from ICI's shareholders. Essentially all of ICI's work is in the defense industry where its main focus has been to support the U.S. Army. ICI specializes in program management, information technology and logistics services and operations.

The initial purchase price for all of the outstanding capital stock of ICI was $10.2 million, which was paid with $2.4 million in our common stock, $7.5 million in repayment of ICI debt at the closing (of which approximately $3.0 million arose in connection with payments to ICI's shareholders) and $0.3 million for related acquisition costs, all of which was immediately paid with cash on hand. During 2004, we paid additional consideration of $5.7 million, which consisted of shares of our common stock with a value of $4.5 million and $1.2 million in cash, to the former shareholders of ICI as the result of the achievement of certain performance goals. We accrued an additional $3.0 million of consideration in December 2004 for the achievement of certain performance goals under an earn-out provision in the stock purchase agreement. We have recorded this earn-out payment as an increase in goodwill and as an amount due under earn-out agreement on our December 31, 2004 balance sheet. The total acquisition price including earn-out payments totaled approximately $18.9 million. Shares of our common stock issued in connection with our acquisition of ICI were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933 provided by Section 4(2) thereof.

ICI's selling shareholders are family members of Mr. Rajesh K. Soin, a significant stockholder and our Chairman of the Board of Directors. As a result, Mr. Soin was not involved in the negotiation of the acquisition of ICI. The directors other than Mr. Soin elected a special committee of independent, non-management directors who evaluated and approved the acquisition of ICI, after engaging separate legal counsel to represent and advise them and engaging Raymond James & Associates, Inc. as a financial advisor.

The initial purchase price for the ICI acquisition was allocated as follows (in thousands):

Accounts receivable and other current assets	$ 8,274
Other assets	274
Intangible assets—Purchase price allocated to contracts	3,500
Property and equipment	143
Goodwill	10,642
Current liabilities	(6,644)
Non-current deferred tax liability	(1,415)
Amounts due under earn-out liabilities	(4,568)
Net assets acquired	$10,206

The customer contract intangible asset value of $3.5 million was based on an independent appraisal, and is being amortized over an estimated useful life of 4.75 years.

This acquisition represented a significant step in our on-going strategy to acquire complementary businesses to reach new customers and increase our technical footprint. This acquisition is enabling us to expand our support to the U.S. Army and provide access to new markets, such as the Army Forces Command (FORSCOM) and the Tank-Automotive and Armaments Command (TACOM). ICI has key operating locations in Atlanta, Georgia and Warren, Michigan.

The revenue of ICI reflected in our 2004 and 2003 consolidated statements of income was approximately $34.7 million and $7.7 million, respectively.

Pro Forma Information (unaudited)—Pro forma results of operations, as if the acquisition of ICI occurred as of January 31, 2002 is presented below (amount in thousands except per share data). These pro forma results may not be indicative of the actual results that would have occurred under our ownership and management and should not be taken as representative of our future results of operations.

	2003	2002
Revenue	$207,096	$137,506
Net income	$ 12,266	$ 8,181
Earnings per common share:		
Basic	$ 0.93	$ 0.71
Diluted	$ 0.93	$ 0.70

Pro forma adjustments to 2003 and 2002 net income and earnings per common share include:

- Pro forma adjustment to give effect to a full year of amortization of intangibles recorded as a result of the acquisition, which would have resulted in $553,000 and $737,000, respectively, of additional amortization expense in 2003 and 2002.
- Pro forma adjustment to reflect the elimination of interest income earned from July 2002 through September 2003 on the $7.8 million of funds from our initial public offering that were used to consummate the acquisition. The interest rate is estimated at 1.5% per annum based on the applicable interest rate being earned on the invested cash as of the date of the acquisition. The pro forma adjustment to 2003 and 2002 reduced interest income by approximately $88,000 and $56,000.
- Pro forma adjustment to reflect income taxes as if both MTC Technologies, Inc. and ICI had been C corporations for the periods presented, at an estimated combined effective income tax rate of approximately 40%. The pro forma income tax expense for 2003 and 2002 was $8,042,000 and $1,046,000, respectively.

Vitronics Inc.

On October 24, 2003, we announced that we signed a stock purchase agreement to acquire Vitronics Inc. (Vitronics), effective October 24, 2003, from Vitronics' shareholders. All of Vitronics' work is in the defense industry where its main focus has been to support the U.S. Army. Vitronics specializes in research and development, systems engineering, information technology, software development, and system integration services.

The initial purchase price for all of the outstanding capital stock of Vitronics and related acquisition costs was approximately $9.0 million, which was paid from cash on hand at closing on October 31, 2003. We accrued an additional $0.8 million of consideration in December 2004 for the achievement of certain performance goals under an earn-out provision in the stock purchase agreement, which will be paid in 2005. Including the earn-out, the total purchase price of Vitronics was approximately $9.7 million.

The initial purchase price for the Vitronics acquisition was allocated as follows (in thousands):

Accounts receivable and other current assets	$ 3,096
Other assets	10
Intangible assets—Purchase price allocated to contracts	2,500
Property and equipment	153
Goodwill	4,919
Current liabilities	(1,702)
Long-term liabilities	(12)
Net assets acquired	$ 8,964

Goodwill recognized under the agreement is deductible for income tax purposes.

The customer contract intangible asset value of $2.5 million was based on an independent appraisal, and is being amortized over an estimated useful life of 5 years.

The acquisition was another step in our on-going strategy to acquire complimentary businesses to reach new customers and increase our technical footprint, enabling us to expand our support to the U.S. Army and, in particular, to the Army's Communications Electronics Command (CECOM) and the Defense Advanced Research Projects Agency (DARPA). Vitronics key operating location is in Fort Monmouth, New Jersey.

The revenue of Vitronics included in our 2004 and 2003 consolidated statements of income was $18.1 million and $2.8 million, respectively.

Command Technologies, Inc.

On July 1, 2004, we acquired all of the outstanding capital stock of Command Technologies, Inc. (CTI) from CTI's shareholders. CTI's customer base consists primarily of the Department of Defense and national security agencies, and CTI specializes in professional and technical services, information technology, and technology applications to training, simulation, and modeling. The initial purchase price was $45.0 million, which was paid from cash on hand at closing. The purchase price was reduced by $0.7 million in December 2004 as a result of the release funds to us from escrow. An additional $4.5 million of the initial purchase price is being held in escrow until December 2005 to satisfy any general indemnification obligations under the stock purchase agreement.

The initial purchase price of the CTI acquisition was allocated as follows (in thousands):

Cash and equivalents	$ 690
Accounts receivable, net	9,095
Prepaids and other current assets	503
Intangible assets—Purchase price allocated to contracts	12,000
Property and equipment	449
Other assets	13
Goodwill	27,601
Current liabilities	(4,801)
Long-term liabilities	(550)
Net assets acquired	$45,000

The customer contract intangible asset value of $12.0 million was based on an independent appraisal. The customer contract intangible asset is being amortized over 7.5 years, the estimated remaining life of the contracts including renewals.

The acquisition is consistent with our growth strategies to acquire complementary businesses to reach new customers and increase our technical footprint. CTI, headquartered in Warrenton, Virginia, with major facilities in Florida, Texas, and Colorado, augments MTC's thrust to expand its role in support of the U.S. intelligence communities. CTI brings a wealth of in-depth knowledge and experience in assisting the military and intelligence communities build and maintain the Nation's defenses. The acquisition also supports the expansion efforts of our National Security Group.

The revenue of CTI reflected in our consolidated statement of income for year ended December 31, 2004 was $19.1 million.

Pro Forma Information (unaudited)—Pro forma results of operations, as if the acquisition of CTI occurred as of the January 1, 2003 is presented below (amounts in thousands except per share date). These pro forma results may not be indicative of the actual results that would have occurred under our ownership and management and should not be taken as representative of our future results of operations.

	2004	2003
Revenue	$292,218	$237,696
Net income	$ 18,137	$ 13,299
Earnings per common share:		
Basic	$ 1.19	$ 1.02
Diluted	$ 1.18	$ 1.01

Pro forma adjustments to 2004 and 2003 net income and earnings per common share include:

- Pro forma adjustment to give effect to the amortization of the intangible asset recorded as a result of the acquisition, which would have resulted in $800,000 and $1,600,000 of additional amortization expense in 2004 and 2003, respectively.
- Pro forma adjustment to reflect income taxes as if CTI had been a C corporation for the periods presented, at an estimated combined effective income tax rate of 40%. The pro forma income tax expense for 2004 and 2003 was $317,000 and $540,000, respectively.
- Pro forma adjustment to reflect the elimination of CTI interest expense, reduce interest income on the $22.0 million of cash and cash equivalents available on January 1, 2003 to fund the acquisition of CTI, as well as reflect interest expense on the approximate $23.0 million in debt that would have been used in addition to available cash to consummate the acquisition on January 1, 2003. The pro forma adjustment to 2004 and 2003 resulted in a net reduction of interest expense of $18,000 for 2004 and net increase in interest expense of $935,000 in 2003.
- Pro forma adjustment to give effect to the elimination of 2004 expense related to former CTI shareholders for certain bonus and fringe benefits payments as well as legal and income taxes that became payable on the sale of CTI. The pro forma reduction in general and administrative expenses was $2,462,000 for 2004.

J. GOODWILL AND INTANGIBLE ASSETS

Effective January 1, 2002, we adopted SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, SFAS 142 requires us to perform a transitional goodwill impairment test within six months from the date of adoption. In accordance with the standard, the Company completed the transitional impairment test in the second quarter of 2002 and determined that no impairment charge was required. Under SFAS 142, goodwill is to be reviewed at least annually thereafter for impairment; we elected to perform impairment tests in the fourth quarter of each calendar year. We determined that no impairment charges were required in 2004 and 2003. We based our assessment of possible impairment on the discounted present value of the operating cash flows of our consolidated reporting unit.

The components of other intangibles at December 31, 2004 and 2003 are as follows (in thousands):

	Year Ending December 31,	
	2004	2003
Purchase price allocated to customer contracts	$21,000	$9,000
Non-compete covenants	25	25
	21,025	9,025
Accumulated amortization	(3,368)	(861)
	$17,657	$8,164

Aggregate amortization expense for intangible assets for the years ended December 31, 2004, 2003, and 2002 were $2,508,000, $742,000, and $119,000, respectively. Purchased contracts are amortized on a straight-line basis over a weighed average amortization period of 6.6 years.

Estimated annual intangible amortization expense for the next 5 years (in thousands):

Year Ending December 31,	
2005	$3,298
2006	3,298
2007	3,298
2008	2,847
2009	1,715

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2004 are as follows (in thousands):

Balance as of December 31, 2003	$23,817
Additional AMCOMP goodwill from 2004 earn-out	1,100
Additional ICI goodwill from 2004 earn-out	4,681
Additional Vitronics goodwill from 2004 earn-out	772
Goodwill arising from the CTI acquisition	27,140
Balance as of December 31, 2004	$57,510

K. STOCKHOLDERS' EQUITY

In April 2002, MTC Technologies, Inc. was incorporated in Delaware to hold all of the capital stock of our principal subsidiary, Modern Technologies Corp, an Ohio corporation that was founded in 1984 and whose name was changed in 2003 to MTC Technologies, Inc. On May 3, 2002, Mr. Soin contributed all of the issued and outstanding shares of Modern Technologies Corp. to the Company in exchange for 9,887,482 shares (post stock split as discussed below) of MTC Technologies, Inc., resulting in Mr. Soin owning all of the shares of the Company.

On June 11, 2002, our Directors authorized and declared a 2,471.8707-for-1 stock split effected in the form of a dividend of 2,470.8707 shares of the common stock, par value of $0.001 per share for each one share of common stock. All shares and per share amounts in these consolidated financial statements have been adjusted to reflect this stock split. Our directors also increased the number of authorized shares of $0.001 par value common stock to 50 million and authorized 5 million shares of $0.001 par value preferred stock, of which none is outstanding.

On July 3, 2002, we successfully completed our initial public offering of common stock and received net proceeds of approximately $43.8 million from the offering, after deducting our portion of estimated expenses and the underwriting discount. The proceeds were used to pay off approximately $21.0 million of principal and accrued interest outstanding under our term loan and revolving credit facility, with the balance invested in short-term investment grade, interest-bearing securities and guaranteed obligations of the United States and its agencies.

In February 2004, we successfully completed a public offering of 2,250,000 primary and 1,500,000 secondary shares, respectively, of our common stock and received net proceeds of approximately $59.3 million. The primary shares were issued by the Company and the secondary shares were sold by the selling stockholder. The Company did not receive any proceeds from the sale of the shares by the selling stockholder.

We have used the net proceeds from the offering (together with cash on hand and additional borrowings) for working capital and general corporate purposes, including all or a portion of the costs of any complementary businesses we have acquired or may selectively decide to acquire in the future.

During 2004, we issued 166,842 shares of our common stock, with a value of approximately $4.5 million, in connection with the acquisition of ICI. See Note I. Acquisitions.

L. STOCK-BASED COMPENSATION PLANS

In March 2002, Mr. Soin, our sole stockholder prior to our initial public offering, made a binding commitment to award approximately $5.2 million in stock-based compensation to three key members of our senior management, Michael Solley, our then-President and Chief Executive Officer, David Gutridge, our then-Chief Financial Officer, and Benjamin Crane, our then-Chief Operating Officer, to reward the executives for their major contributions to our past profitability, growth and financial strength. The award in March was to be settled either by delivery to the recipients of a fixed number of fully vested shares or of a number of fully vested options with an intrinsic value of approximately $5.2 million (the difference between the exercise price and the estimated fair value of the shares of $16.75 per share). We recorded the $5.2 million expense associated with this stock compensation award in March 2002.

In April 2002, to achieve certain tax benefits for the executives, Mr. Soin decided to issue stock options to satisfy the $5.2 million stock compensation award. Stock option agreements to purchase 415,273 shares of our common stock at $4.19 per share were entered into with the executives. These options were formalized on May 3, 2002, when stock option agreements were signed by the grantees, which established the measurement date. The options were immediately exercisable after that date. Mr. Solley was awarded an option to purchase up to 346,061 shares. Messrs. Gutridge and Crane each were awarded options to purchase up to 34,606 shares. These options were to expire ten years from their date of grant. As of December 31, 2003, all 415,273 of these options were exercised.

In May 2002, our board of directors adopted our 2002 Equity and Performance Incentive Plan with the approval of Mr. Soin. In April 2003, the 2002 Equity and Performance Incentive Plan was approved by our stockholders at our Annual Meeting. The 2002 Equity and Performance Incentive Plan provides for the grant of incentive stock options and nonqualified stock options and the grant or sale of restricted shares of common stock to our directors, key employees and consultants. The board may provide for the payment of dividend equivalents, on a current or deferred or contingent basis, on the options granted under the plan. The board may also authorize participants in the plan to defer receipt of their common stock upon exercise of their stock options and may further provide that such deferred issuances include the payment of dividend equivalents or interest on the deferred amounts. The board may condition the grant of any award under the plan on a participant's surrender or deferral of his or her right to receive a cash bonus or other compensation payable by us. The board can delegate its authority under the plan to any committee of the board.

Shares Reserved; Plan Limits. We have reserved a total of 474,599 shares of our common stock for issuance under the 2002 Equity and Performance Incentive Plan, subject to adjustment in the event of forfeitures, transfers of common stock to us in payment of the exercise price or withholding amounts or changes in our capital structure. The number of shares that may be issued upon the exercise of incentive stock options or issuance of restricted stock or restricted share units will not exceed 474,599 shares. No participant may be granted options for more than 24,718 shares during any calendar year, and no non-employee director will be granted awards under the plan for more than 24,718 shares during any fiscal year. The number of shares issued as restricted shares will not exceed 74,156 common shares. As of December 31, 2004 and 2003, 251,387 and 165,160 options and restricted share units were awarded under this plan, respectively.

Stock options will be exercisable from time to time prior to the tenth anniversary of the date of grant to the extent of: (i) thirty three and one-third percent (33 1/3%) of the optioned shares on the date of grant; and (ii) an additional thirty three and one-third percent (33 1/3%) of the optioned shares on the first and second anniversaries of the date of grant.

The following table summarizes activity in our stock-based compensation plans for the years ended December 31, 2004, 2003, and 2002:

	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	148,920	$19.18	344,720	$ 6.96	—	$ —
Granted	72,780	26.73	90,440	20.76	489,993	6.14
Exercised	(28,595)	18.14	(275,740)	4.49	(145,273)	4.19
Forfeited	(10,668)	24.79	(10,500)	17.34	—	—
Outstanding at end of year	182,437	$22.03	148,920	$19.18	344,720	$6.96
Exercisable at end of year	116,516		73,507		270,000	

The following table summarizes certain information for options currently outstanding and exercisable at December 31, 2004:

	Options outstanding			Options exercisable	
	Shares	Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$16-18	87,156	7.8 years	$17.18	74,201	$17.13
$25-27	95,281	9.1 years	$26.46	42,315	$26.35
Total	182,437			116,516	

Pro Forma Disclosures

As permitted under SFAS No. 123, *Accounting for Stock-Based Compensation*, we account for stock-based awards using the intrinsic value method prescribed in APB Opinion No. 25, *Accounting for Stock Issued to Employees*. Compensation expense for stock options to employees under the 2002 Equity and Performance Incentive Plan is recognized based on the difference, if any, between the fair value of our stock and the exercise price of the option at the date of grant. Compensation expense of $5.2 million was recognized on options that were granted to three key members of our senior management in May 2002, to the extent that the estimated fair value of the options exceeded the option price. Had compensation costs been determined based on the fair value of the options on the grant dates consistent with the methodology prescribed by SFAS No. 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below. Because future stock option awards may be granted and because it is unlikely that actual events will ever exactly match the assumptions used in making these calculations, the pro forma impacts shown below are not necessarily indicative of the impact in future years.

		Years ended December 31,		
		2004	2003	2002
		(in thousands, except for per share data)		
Net income	As reported	$17,661	$12,489	$7,686
	Pro forma	$17,149	$12,083	$7,379
Diluted earnings per common share	As reported	$ 1.15	$ 0.95	$ 0.67
	Pro forma	$ 1.12	$ 0.92	$ 0.64

The fair value of the options granted (which is amortized over the option vesting period in determining the pro forma impact), is estimated on the date of grant using the Black-Scholes multiple option-pricing model with the following weighted average assumptions:

	Year Ended December 31,		
	2004	2003	2002
Expected life of options	5 years	5 years	3 years
Risk-free interest rate	3.5%	3.5%	4.03%
Expected volatility of stock	48.9%	44.4%	43.0%
Expected dividend yield	0.0%	0.0%	0.0%

The fair value of options outstanding at December 31, 2004 was $1.8 million. For purposes of determining the pro forma amounts presented in that section, the weighted-average per-share fair value of stock options granted during 2004, 2003, and 2002 was $12.84, $9.27, and $12.23 respectively.

M. INCOME TAXES

On June 28, 2002, we changed our S corporation status to C corporation status under Internal Revenue Service code. As a result of this change, we were required under SFAS No. 109, *Accounting for Income Taxes*, to establish deferred tax balances. In June 2002, we recognized a deferred income tax benefit of $2.6 million on our income statement and a current deferred income tax asset of $0.6 million, included in prepaid expenses and other current assets on our balance sheet, and a non-current deferred income tax asset of $2.0 million, included in other assets on our balance sheet, primarily for timing differences between book and tax reporting associated with accrued compensation items. For the twelve months ended December 31, 2004 and 2003, and the six months ended December 31, 2002, we recorded a provision for domestic federal and state income taxes.

Deferred tax assets (liabilities) are comprised of the following (in thousands):

	Year Ended December 31,	
	2004	2003
Deferred tax assets related to:		
Bad debt reserves	$ 115	$ 66
Other accruals	1,404	956
Other	—	109
Total deferred tax assets	1,519	1,131
Deferred tax liabilities related to:		
Depreciation	$ (809)	$ (327)
Earnings recognized under percentage of completion provision:	(227)	(346)
Other current assets	(201)	—
Goodwill and Intangible amortization	(1,562)	(1,496)
Total deferred tax liabilities	(2,799)	(2,169)
Total net deferred tax liability	(1,280)	(1,038)
Current portion of deferred tax asset included in prepaid expenses and other	1,091	785
Long-term portion	$(2,371)	$(1,823)

Income tax expense included in the income statement is as follows (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Current income tax expense:			
U.S. Federal	$ 9,409	$5,453	$ 1,708
State and local	2,048	1,384	402
Total current income tax expense	11,457	6,837	2,110
Deferred income tax expense:			
U.S. Federal	202	1,154	911
State and local	26	190	279
Conversion from S to C corporation	—	—	(2,644)
Total deferred income tax expense	228	1,344	(1,454)
Total income tax expense	$11,685	$8,181	$ 656

The effective tax rates differ from the U.S. Federal income tax rate for the following reasons (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Income tax expense at the U.S. statutory rate	$10,271	$7,024	$ 2,836
Conversion from S to C corporation	—	—	(2,644)
State and local taxes	1,349	1,039	405
Other	65	118	59
Income tax expense	$11,685	$8,181	$ 656

N. CONTINGENCIES

In July 2004, we signed a definitive settlement agreement with Bear Stearns Merchant Fund Corp. settling the lawsuit filed by Bear Stearns Merchant Fund Corp. alleging breach of contract and other matters in connection with its proposal to purchase Modern Technologies Corp. (our principal subsidiary, an Ohio corporation that is now known as MTC Technologies, Inc.). The expense associated with this settlement is included in the accompanying financial statements for the year ended December 31, 2004 and was not material to the financial statements.

O. SUBSEQUENT EVENTS

Acquisition of OnBoard Software, Inc.

In January 2005, we purchased all of the outstanding capital stock of OnBoard Software, Inc. (OnBoard) from its sole shareholder. OnBoard's customer base consists primarily of the U.S. Air Force and large prime contractors for the Department of Defense, and OnBoard supports programs with technical development for a wide range of innovative and cost-effective hardware/software systems. The initial purchase price was $34.1 million paid from cash on hand at closing. In addition, OnBoard's shareholder may receive additional cash payments through 2007 if certain operating goals are achieved. It is anticipated that we will realize certain income tax benefits in future periods as a result of the OnBoard shareholder agreeing to a Section 338 (h)(10) election under the Internal Revenue Code of 1986.

Acquisition of Manufacturing Technology, Inc.

In February 2005, we purchased all of the outstanding capital stock of Manufacturing Technology, Inc. (MTI). MTI's customer base consists primarily of the U.S. Air Force, the U.S. Navy, and large prime contractors for the Department of Defense, and MTI supports sensitive government programs and specializes in total product life cycle support for electronic and other systems used in military and commercial applications. The initial purchase price was $70.0 million paid in cash at closing, of which approximately $2.0 million was from available cash on hand and $68.0 million of which was borrowed under our revolving credit facility. MTI shareholders may receive additional cash payments of $5.0 million if certain operating goals are achieved in 2005. It is anticipated that we will realize certain income tax benefits in future periods as a result of the MTI shareholders agreeing to a Section 338 (h)(10) election under the Internal Revenue Code of 1986.

Borrowing under Revolving Credit Facility

As of February 28, 2005 we had $65.5 million outstanding under our revolving credit facility. Borrowings under the revolving credit facility bear interest at a rate of prime less 25 basis points. The Company will pay interest in March, June, September, and December of each calendar year beginning in March 2005.

P. QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited quarterly financial data for the years ended December 31, 2004 and 2003 are as follows (in thousands):

For the quarter ended	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
Income statement data:								
Revenue	$36,109	$42,565	$50,422	$59,611	$59,868	$62,679	$74,046	$76,434
Gross profit	6,343	7,184	7,847	9,275	9,334	9,832	11,995	12,244
Operating income	3,820	4,613	5,468	6,481	6,214	6,592	7,721	8,272
Income before income taxes	3,895	4,689	5,542	6,544	6,295	6,798	7,844	8,409
Income tax expense	1,540	1,850	2,218	2,573	2,490	2,641	3,110	3,444
Net income	$ 2,355	$ 2,839	$ 3,324	$ 3,971	$ 3,805	$ 4,157	$ 4,734	$ 4,965
Basic and diluted earnings per share	$ 0.18	$ 0.22	$ 0.25	$ 0.30	$ 0.26	$ 0.27	$ 0.30	$ 0.32

******

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) evaluated, together with other members of senior management, the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2004. Based on this review, our CEO and CFO have concluded that, as of December 31, 2004, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure, and are effective to ensure that such information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control Over Financial Reporting

Our management is also responsible for establishing and maintaining adequate internal control over financial reporting that is designed to produce reliable financial statements in conformity with accounting principles generally accepted in the United States. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on this assessment, management concluded that, as of December 31, 2004, our internal control over financial reporting was effective based on those criteria. There were no material weaknesses in internal control over financial reporting identified by our management. Our independent registered accounting firm, Ernst & Young LLP, has issued an attestation report on management's assessment of our internal control over financial reporting. This attestation report appears below.

Changes in Internal Control

There was no change in our internal control over financial reporting during the most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Report of Independent Registered Public Accounting Firm of Management's Assessment on Internal Control over Financial Reporting

The Board of Directors and Shareholders of MTC Technologies, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting which is located under Item 9A. Controls and Procedures, that MTC Technologies, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). MTC Technologies, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that MTC Technologies, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, MTC Technologies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of MTC Technologies, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2004 and our report dated February 28, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP
Dayton, Ohio
February 28, 2005

Item 9B. Other Information

None.

PART III.

Item 10. Directors and Executive Officers of the Registrant

Information regarding Directors of the Company, and the Code of Business Conduct and Ethics, as required by Part III, Item 10, is incorporated herein by reference to information that will be contained in the Company's definitive proxy statement for its 2005 Annual Meeting of Stockholders under the heading "Election of Directors (Proposal No. 1)."

Information regarding compliance with Section 16(a) of the Exchange Act, as required by Part III, Item 10, is incorporated herein by reference to information that will be contained in the Company's definitive proxy statement for its 2005 Annual Meeting of Stockholders under the heading "Section 16(a) Beneficial Ownership Reporting Compliance."

Information regarding the executive officers of the Company is included in this Annual Report on Form 10-K in Part I, Item 1, under the heading "Executive Officers of the Registrant."

Item 11. Executive Compensation

Information regarding Executive Compensation, as required by Part III, Item 11, is incorporated herein by reference to information that will be contained in the Company's definitive proxy statement for its 2005 Annual Meeting of Stockholders under the headings "Director Compensation," "Compensation of Executive Officers" and "Compensation Committee Interlocks and Insider Participation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, as required by Part III, Item 12, is incorporated herein by reference to information that will be contained in the Company's definitive proxy statement for its 2005 Annual Meeting of Stockholders under the headings "Security Ownership of Management and Certain Beneficial Owners" and "Compensation of Executive Officers—Equity Compensation Plan Information Table."

Item 13. Certain Relationships and Related Transactions

Information regarding Certain Relationships and Related Transactions, as required by Part III, Item 13, is incorporated herein by reference to information that will be contained in the Company's definitive proxy statement for its 2005 Annual Meeting of Stockholders under the heading "Certain Relationships and Related Party Transactions."

Item 14. Principal Accountant Fees and Services

Information regarding Principal Accountant Fees and Services, as required by Part III, Item 14, is incorporated herein by reference to information that will be contained in the Company's definitive proxy statement for its 2005 Annual Meeting of Stockholders under the heading "Ratify Selection of Independent Accountants (Proposal No. 2)".

Part IV.

Item 15. Exhibits and Financial Statement Schedules

1. Financial Statements:

2. Financial Statement Schedules:

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. Exhibits

The exhibits listed on the accompanying Exhibit Index are filed as part of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTC TECHNOLOGIES, INC.

By: /s/ MICHAEL I. GEARHARDT
Michael I. Gearhardt
Chief Financial Officer

Dated: March 11, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
* **Rajesh K. Soin**	Chairman of the Board	March 11, 2005
/s/ DAVID S. GUTRIDGE **David S. Gutridge**	Chief Executive Officer, Secretary and Director (Principal Executive Officer)	March 11, 2005
/s/ MICHAEL I. GEARHARDT **Michael I. Gearhardt**	Chief Financial Officer, Senior Vice President and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 11, 2005
* **Don R. Graber**	Director	March 11, 2005
* **William E. MacDonald, III**	Director	March 11, 2005
* **Lawrence A. Skantze**	Director	March 11, 2005
* **Kenneth A. Minihan**	Director	March 11, 2005
* **Lester L. Lyles**	Director	March 11, 2005

* The undersigned, by signing his name hereto, does sign and execute this Annual Report on Form 10-K for the above-named directors of the registrant as indicated pursuant to the powers of attorney executed by such directors that are filed with the Securities and Exchange Commission on behalf of such directors as Exhibit 24.1 to this Annual Report on Form 10-K.

By: /s/ MICHAEL I. GEARHARDT
Michael I. Gearhardt
Attorney-in-Fact

March 11, 2005

EXHIBIT INDEX

Exhibit No.	Description
2.1	Stock Purchase Agreement, dated October 17, 2002, by and among Modern Technologies Corp., MTC Technologies, Inc. and the Shareholders of AMCOMP Corporation (incorporated by reference to Exhibit 2.1 to MTC Technologies, Inc.'s Current Report on Form 8-K (Commission No. 000-49890), filed on October 18, 2002).
2.2	Stock Purchase Agreement, dated as of October 1, 2003, by and among MTC Technologies, Inc., Modern Technologies Corp., Vishal Soin, Amol Soin and Indu Soin (incorporated by reference to Exhibit 2.1 to MTC Technologies, Inc.'s Current Report on Form 8-K (Commission No. 000-49890), filed on October 1, 2003).
2.3	Stock Purchase Agreement, dated October 24, 2003, by and among MTC Technologies, Inc., William B. Farmer, Michael A. Cinque and Frank C. Muzzi (incorporated by reference to Exhibit 2.1 to MTC Technologies, Inc.'s Current Report on Form 8-K (Commission No. 000-49890), filed on October 29, 2003).
2.4	Stock Purchase Agreement, dated as of June 28, 2004, by and among MTC Technologies, Inc., an Ohio corporation, MTC Technologies, Inc., a Delaware corporation, and the shareholders named therein (incorporated by reference to Exhibit 2.1 to MTC Technologies, Inc.'s Current Report on Form 8-K (Commission No. 000-49890), filed on July 14, 2004).
2.5	Stock Purchase Agreement, dated as of January 18, 2005, by and between MTC Technologies, Inc., an Ohio corporation, and David A. Spencer (incorporated by reference to Exhibit 2.1 to MTC Technologies, Inc.'s Current Report on Form 8-K (Commission No. 000-49890), filed on January 24, 2005).
2.6	Stock Purchase Agreement, dated as of December 27, 2004, by and among MTC Technologies, Inc., an Ohio corporation, and Dr. Paul Hsu and Majes Hsu (incorporated by reference to Exhibit 2.1 to MTC Technologies, Inc.'s Current Report on Form 8-K (Commission No. 000-49890), filed on February 17, 2005).
2.7	Amendment to Stock Purchase Agreement, dated as of February 11, 2005, by and among MTC Technologies, Inc., an Ohio corporation, and Dr. Paul Hsu and Majes Hsu (incorporated by reference to Exhibit 2.2 to MTC Technologies, Inc.'s Current Report on Form 8-K (Commission No. 000-49890), filed on February 17, 2005).
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to MTC Technologies, Inc.'s Registration Statement on Form S-1 (Commission No. 333-87590), filed on June 12, 2002).
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to MTC Technologies, Inc.'s Registration Statement on Form S-1 (Commission No. 333-87590), filed on June 12, 2002).
4.1	Specimen certificate for shares of common stock (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to MTC Technologies, Inc.'s Registration Statement on Form S-1 (Commission No. 333-87590), filed on June 24, 2002).
4.2*	Registration Rights Agreement, dated as of June 11, 2002, by and between MTC Technologies, Inc. and Rajesh K. Soin (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to MTC Technologies, Inc.'s Registration Statement on Form S-1 (Commission No. 333-87590), filed on June 12, 2002).
4.3	Registration Rights Agreement, dated as of October 1, 2003, by and among MTC Technologies, Inc., Vishal Soin, Amol Soin and Indu Soin (incorporated by reference to Exhibit 4.5 to MTC Technologies, Inc.'s Registration Statement on Form S-3 (Commission No. 333-112056), filed on January 21, 2004).

Exhibit No.	Description
10.1	Credit and Security Agreement, dated as of January 31, 2003, by and among MTC Technologies, Inc., Modern Technologies Corp., National City Bank, for itself and as Agent, Keybank National Association, Fifth Third Bank, and Branch Banking and Trust Company (incorporated by reference to Exhibit 10.1 to MTC Technologies, Inc.'s Annual Report on Form 10-K (Commission No. 000-49890), filed on March 20, 2003).
10.2	First Amendment to Credit Agreement and Revolving Credit Notes, dated as of December 31, 2003, by and among MTC Technologies, Inc., a Delaware corporation, MTC Technologies, Inc. (formerly known as Modern Technologies Corp.), an Ohio corporation, National City Bank, for itself and as lead arranger and administrative agent, KeyBank National Association, Fifth Third Bank, and Branch Banking and Trust Company (incorporated by reference to Exhibit 10.2 to MTC Technologies, Inc.'s Annual Report on Form 10-K (Commission No. 000-49890), filed on March 2, 2004).
10.3	Second Amendment to Credit Agreement, dated as of July 24, 2004, by and among MTC Technologies, Inc., a Delaware corporation, MTC Technologies, Inc. (formerly known as Modern Technologies Corp.), an Ohio corporation, National City Bank, for itself and as lead arranger and administrative agent, KeyBank National Association, Fifth Third Bank, and Branch Banking and Trust Company.
10.4	Third Amendment to Credit Agreement, dated as of December 28, 2004, by and among MTC Technologies, Inc., a Delaware corporation, MTC Technologies, Inc. (formerly known as Modern Technologies Corp.), an Ohio corporation, National City Bank, for itself and as lead arranger and administrative agent, KeyBank National Association, Fifth Third Bank, and Branch Banking and Trust Company (incorporated by reference to Exhibit 10.1 to MTC Technologies, Inc.'s Current Report on Form 8-K (Commission No. 000-49890), filed on January 3, 2005).
10.5*	MTC Technologies, Inc. 2002 Equity and Performance Incentive Plan (Amended and Restated February 25, 2004)(incorporated by reference to Exhibit 10.3 to MTC Technologies, Inc.'s Annual Report on Form 10-K (Commission No. 000-49890), filed on March 2, 2004).
10.6*	Modern Technologies Corporation Master Savings Plan (incorporated by reference to Exhibit 4.3 to MTC Technologies, Inc.'s Registration Statement on Form S-8 (Commission No. 333-111537), filed on December 24, 2003).
10.7*	Form of Directors and Officers Indemnification Agreement (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to MTC Technologies, Inc.'s Registration Statement on Form S-1 (Commission No. 333-87590), filed on June 12, 2002).
10.8*	Tax Indemnification Agreement, dated as of June 10, 2002, by and between MTC Technologies, Inc. and Rajesh K. Soin (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to MTC Technologies, Inc.'s Registration Statement on Form S-1 (Commission No. 333-87590), filed on June 12, 2002).
10.9*	Form of Nonqualified Stock Option Agreement.
10.10*	Form of Incentive Stock Option Agreement.
10.11*	Form of Director Restricted Share Units Agreement.
21.1	Subsidiaries of MTC Technologies, Inc.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Ernst & Young LLP.
24.1	Powers of Attorney.
31.1	Certification of the Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.
31.2	Certification of the Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.
32.1	Certification of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates management contracts or compensatory plans or arrangements.

STOCKHOLDER INFORMATION

MTC Technologies, Inc.'s common stock has been listed on the NASDAQ® National Market under the symbol MTCT since June 28, 2002. MTC Technologies, Inc. has never paid any dividends on its common stock and does not intend to pay cash dividends for the foreseeable future, as the Board believes we have an abundance of excellent investment opportunities. Any future decision as to the payment of dividends will be at the discretion of the Board of Directors after taking into account various factors, including our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be party to at the time.

For a change of name or address, or to replace lost stock certificates, contact MTC Technologies, Inc.'s transfer agent. Securities analysts and investors may contact Michael Gearhardt, Senior Vice President and Chief Financial Officer, for additional information about the company.

Mellon Investor Services LLC
Overpeck Center - 85 Challenger Road
Ridgefield Park, New Jersey 07660-2108
800-756-3353
www.melloninvestor.com/isd

Ernst & Young LLP
Dayton, Ohio

Jones Day
Cleveland, Ohio

Daniel J. Bigelow
MTC Technologies, Inc.
937-252-9199, ext. 1352
daniel.bigelow@mtctechnologies.com



In addition to the MTC professionals permanently working at MTC and military locations around the globe, several of our engineers have volunteered to support Operation Iraqi Freedom. Here, MTC's Marty Lindenblatt receives a pre-combat briefing from 1st Cavalry Division personnel at a base camp outside of Baghdad.


Cincinnati
Lynn
Clam Lake
Royal Oak
Republic
Warren
Eatontown
Shrewsbury
Springfield
Washington D.C.
Dumfries
Warrenton
Hampton Roads
Ft. Bragg
Atlanta
Warner Robins
Ft. Stewart
Tallahassee
Kennedy Space Center
Rockledge
Satellite Beach
Ogden
Yuba City
Rancho Cordova
Pasadena
Los Angeles
Honolulu
Tucson
Omaha
Colorado Springs
San Angelo
Oklahoma City
San Antonio
Ft. Hood
O'Fallon
Huntsville
Ft. Walton Beach
Crestview
Tampa

OVERSEAS LOCATIONS:

- Speyer, Germany
- Tokyo, Japan

Credits: Design and Writing - Daniel J. Bigelow, MTC Technologies
Design and Graphics - Bonny J. Adams, MTC Technologies
Printing - Patented Printing, Dayton, Ohio
Photography courtesy of - U.S. Air Force, USAF Air Combat Command, U.S. Army, American Forces Information Service, NASA, Jet Propulsion Laboratory, Biel Photographic, and MTC's Multimedia Development Center and Operational Field Offices